Exhibit 2.1

MASTER PURCHASE AND SALE AGREEMENT

BY AND AMONG

GREATBATCH LTD.,

BANDERA ACQUISITION, LLC

and

solely for purposes of being bound by Section 10.1(f), Section 10.3 and Section 11.13,

INTEGER HOLDINGS CORPORATION

May 3, 2018

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TABLE OF CONTENTS (con’t)

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TABLE OF CONTENTS (con’t)

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TABLE OF CONTENTS (con’t)

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TABLE OF CONTENTS (con’t)

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TABLE OF CONTENTS (con’t)

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11.20	Incorporation of Exhibits and Schedules	102

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Disclosure Schedules

Section 1.1(pp)(i)	–	Indebtedness
Section 1.1(pp)(ii)	–	Certain Agreements
Section 2.1(b)(i)	–	Assigned Real Property Leases
Section 2.1(b)(ii)	–	Transferred Owned Facilities
Section 2.1(b)(iii)	–	Transferred Equipment
Section 2.1(b)(vi)	–	Assigned Contracts
Section 2.1(b)(vii)	–	Assigned Patents and Trademarks
Section 2.1(b)(viii)	–	Transferred Vehicles
Section 2.1(b)(x)	–	Non-AS&O Products
Section 2.1(c)(i)	–	Excluded Assets
Section 2.1(c)(v)	–	Excluded Intracompany Receivables
Section 2.1(c)(vii)	–	Excluded Contracts
Section 2.2(c)(i)	–	Adjusted Purchase Price Allocation Schedule
Section 2.3(b)(xvi)	–	Continuing Security Interests
Section 2.4(a)(i)	–	Working Capital Calculation
Section 2.4(a)(ii)	–	Form of AS&O Business Balance Sheet
Section 3.2(a)	–	Capitalization
Section 3.2(b)	–	Title to Equity Interests
Section 3.2(c)	–	Title to Acquired Assets
Section 3.4(c)(ii)	–	Non-Contravention – Governmental Entities
Section 3.4(c)(iii)	–	Non-Contravention
Section 3.5	–	Subsidiaries
Section 3.6	–	Financial Information
Section 3.7(b)	–	Absence of Certain Changes
Section 3.7(b)(viii)	–	AS&O Capital Expenditure Budget
Section 3.8	–	Undisclosed Liabilities
Section 3.9(g)	–	Tax Contracts
Section 3.9(m)	–	U.S. Federal Tax Classification of Each Acquired Company
Section 3.9(n)	–	Tax Sharing Agreements
Section 3.9(o)	–	Collection of Sales and Use Taxes
Section 3.10	–	Tangible Personal Property
Section 3.11(a)	–	Owned Real Property
Section 3.11(b)	–	Leased Real Property
Section 3.11(c)	–	Improvements
Section 3.12(a)	–	Designated Intellectual Property
Section 3.12(b)	–	Title to Intellectual Property
Section 3.12(d)(i)	–	Infringement of Third Party Intellectual Property
Section 3.12(d)(ii)	–	Infringement of AS&O Intellectual Property
Section 3.13(a)	–	Contracts
Section 3.13(b)	–	Default Under Designated Contracts
Section 3.14	–	Litigation
Section 3.15(a)	–	Collective Bargaining Agreements
Section 3.15(c)	–	WARN Act Matters
Section 3.16(a)	–	AS&O Business Benefit Plans
Section 3.16(g)	–	Unfunded AS&O Business Benefit Plan Obligations

Section 3.16(i)	–	Post-Retiree Benefits
Section 3.16(j)	–	Change of Control Benefits
Section 3.16(k)	–	280G Matters
Section 3.17(a)	–	Environmental Matters
Section 3.18(a)(i)	–	Compliance with Laws
Section 3.18(a)(ii)	–	Legal Compliance
Section 3.18(b)	–	Trade Controls
Section 3.18(d)	–	Quality System Regulations
Section 3.19	–	Permits
Section 3.20	–	Intercompany Arrangements
Section 3.22	–	Products Liability
Section 3.23	–	Entire AS&O Business
Section 3.24	–	Customers and Suppliers
Section 3.25	–	Insurance
Section 5.2	–	Guarantees and Letters of Credit
Section 5.3(a)	–	Operation of AS&O Business
Section 5.3(b)	–	Operation with Respect to AS&O Business Employees
Section 5.3(c)	–	Operation with Respect to Designated Contracts
Section 5.7	–	Surviving Intercompany Items
Section 6.1(a)	–	Foreign Antitrust Laws
Section 6.3(a)	–	GB Ltd. Approvals
Section 10.3(a)(ii)	–	Seller Non-Competition
Section 10.3(a)(iii)	–	Components
Section 10.4	–	Non-Solicitation
Section 10.6(c)(i)	–	Participation in AS&O Business Benefit Plans
Section 10.6(c)(ii)	–	Severance Program
Section 10.8(e)	–	Non-AS&O Supply Agreement Products
Section 10.9	–	Shared Contracts
Section 10.13(b)	–	Available Insurance Policies

Exhibits

Exhibit A	–	AS&O Product Supply Agreement
Exhibit B	–	Non-AS&O Product Supply Agreement
Exhibit C	–	Form of Swiss Asset Transfer Agreement
Exhibit D	–	Form of French Equity Interest Purchase Agreement
Exhibit E	–	Form of Lease Assignment and Assumption Agreement
Exhibit F	–	Form of Transition Services Agreement
Exhibit G	–	French Offer Letter
Exhibit H	–	Equity Commitment Letter
Exhibit I	–	Debt Commitment Letter
Exhibit J	–	Pricing Letter Agreement

MASTER PURCHASE AND SALE AGREEMENT

This MASTER PURCHASE AND SALE AGREEMENT (the “Agreement”) is entered into as of May 3, 2018 by and among Greatbatch Ltd., a New York corporation (“GB Ltd.”), Bandera Acquisition, LLC, a Delaware limited liability company (“Buyer”), and, solely for purposes of being bound by Section 10.1(f), Section 10.3 and Section 11.13, Integer Holdings Corporation, a Delaware corporation (“Integer”). GB Ltd. and Buyer are sometimes referred to herein individually as a “Party” and together as the “Parties.”

INTRODUCTION

1.	GB Ltd. and certain of its direct and indirect subsidiaries are engaged in, among other matters, the business of designing, prototyping, researching, developing, manufacturing, testing, distributing and/or marketing (i) advanced surgical and/or orthopedic products and/or components for use in medical and other applications, (ii) tubing products at the Collegeville, PA facility for use, among other applications, in the aerospace and defense industries and (iii) products or components from or at a Leased Property or an Owned Real Property, including the products to be sold under the terms of the Non-AS&O Product Supply Agreement and the products listed on Section 2.1(b)(x) of the Disclosure Schedule (such business being referred to herein as the “AS&O Business”).

2.	Accellent LLC, a Colorado limited liability company and an indirect subsidiary of GB Ltd. (“Accellent”), owns all of (i) the outstanding shares of capital stock of American Technical Molding, Inc., a California corporation (“American Technical Molding”) and (ii) the outstanding membership interests of UTI Holdings, LLC, a Delaware limited liability company (“UTI Holdings”). UTI Holdings, in turn, owns all of (i) the outstanding shares of capital stock of Spectrum Manufacturing, Inc., a Nevada corporation (“Spectrum Manufacturing”) and (ii) the issued share capital of Lake Region Medical GmbH, a Gesellschaft mit beschränkter Haftung organized under the Laws of Germany (“Lake Region Germany”). Greatbatch Medical SA, a société anonyme organized under the Laws of Switzerland and an indirect subsidiary of GB Ltd. (“Greatbatch Switzerland”), owns all of the issued share capital of Greatbatch Medical SAS, a société par actions simplifiée organized under the Laws of France (“Greatbatch France”). Accellent and Greatbatch Switzerland are collectively referred to herein as the “Equity Interest Sellers.” American Technical Molding, UTI Holdings and Greatbatch France are together referred to herein as the “First Tier Acquired Companies.” Each of the First Tier Acquired Companies, Spectrum Manufacturing and Lake Region Germany, are referred to herein as an “Acquired Company” and collectively as the “Acquired Companies.”

3.	GB Ltd., Greatbatch Switzerland, Lake Region Medical, Inc., a Maryland corporation and an indirect subsidiary of GB Ltd. (“Lake Region Medical”), and Lake Region Manufacturing, Inc., a Minnesota corporation and an indirect subsidiary of GB Ltd. (“Lake Region Manufacturing”, together with GB Ltd., Greatbatch Switzerland, Lake Region Medical, are collectively referred to herein as the “Asset Sellers” and, together with the Equity Interest Sellers, are collectively referred to herein as the “Sellers”), own or lease all of the Acquired Assets.

4.	Each of the Asset Sellers is party to certain contracts used in the operation of the AS&O Business and desires to assign such contracts to Buyer, upon the terms and subject to the conditions set forth herein.

5.	Each of the Asset Sellers owns all right, title and interest in and to certain Intellectual Property used in the operation of the AS&O Business and each desires to assign such Intellectual Property to Buyer, upon the terms and conditions set forth herein.

6.	Buyer desires to purchase from the Equity Interest Sellers, and GB Ltd. desires to cause the Equity Interest Sellers to sell to Buyer, all of the outstanding equity interests held by each such Equity Interest Seller in each of the First Tier Acquired Companies (the “Equity Interests”), upon the terms and subject to the conditions set forth herein.

7.	Buyer desires to purchase from the Asset Sellers, and GB Ltd. desires to sell and cause the other Asset Sellers to sell to Buyer, the Acquired Assets subject to the assumption of certain liabilities and upon the terms and subject to the conditions set forth herein.

8.	Although the Parties expect to enter into such ancillary agreements, deeds and instruments of conveyance and assumption as may be required under applicable Law or otherwise desirable in order to fully consummate the transactions contemplated hereby, including the purchase and sale of the Acquired Assets and assumption of the Assumed Liabilities, the Parties have entered into this Agreement as the master and primary agreement governing the terms and conditions of the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1    Defined Terms. The following terms have the meanings specified or referred to in this Section 1.1:

(a)    “Acquired Company Benefit Plan” means any AS&O Business Benefit Plan solely sponsored, maintained or contributed to by, or for, any Acquired Company.

(b)    “Adjusted Purchase Price” means the Purchase Price plus, if applicable, the amount of the payment required to be made by Buyer to GB Ltd. pursuant to Section 2.4(h)(ii) or minus, if applicable, the amount of the payment required to be made by GB Ltd. to Buyer pursuant to Section 2.4(h)(i).

(c)    “Affiliate” of a person or entity means any other person or entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person or entity. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

(d)    “Ancillary Agreements” means collectively the Swiss Asset Transfer Agreement, the French Equity Interest Purchase Agreement, the Deeds, the Lease Assignment and Assumption Agreements, the Transition Services Agreement, the AS&O Product Supply Agreement, the Non-AS&O Product Supply Agreement, the Intellectual Property Assignments and the other agreements, instruments and documents delivered at Closing pursuant to this Agreement.

(e)    “Antitrust Laws” means the Hart-Scott-Rodino Act; the Sherman Antitrust Act, as amended; the Clayton Antitrust Act, as amended; the Federal Trade Commission Act, as amended; and all other applicable federal, state or foreign Law that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of competition.

(f)    “Antitrust Order” means any judgment, injunction, order, ruling or decree, whether temporary, preliminary or permanent, issued under or with respect to any Antitrust Laws.

(g)    “AS&O Business IP” means: (i) any and all Acquired Intellectual Property and (ii) any and all other Intellectual Property owned (or purported to be owned) by, or exclusively licensed to (or purported to be exclusively licensed to), any Acquired Company, and including all Designated Intellectual Property.

(h)    “AS&O Business Material Adverse Effect” means any change, effect or circumstance that, individually or in the aggregate, is materially adverse to the business, condition (financial or otherwise), assets or results of operations of the AS&O Business, taken as a whole; provided, however, that an “AS&O Business Material Adverse Effect” shall not include any adverse change, effect or circumstance directly or indirectly resulting from or arising out of (i) actions taken by the Parties in connection with and required by this Agreement or by either Party at the request or with the written consent of the other Party, or the failure to take any action prohibited by this Agreement, (ii) the identity of Buyer or its Affiliates, (iii) changes in the AS&O Business’ industry or in markets generally and not specifically relating to the AS&O Business, (iv) changes in economic conditions or financial markets in any country or region or globally, including changes in interest or exchange rates and changes in currency and credit markets, (v) changes in general legal, tax, regulatory, political or business conditions in any country or region, (vi) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (vii) any failure by the AS&O Business to meet any projections, guidance, estimates, forecasts or milestones for or during any period ending on or after the date hereof, provided that in the case of this clause (vii), the underlying cause of, or facts giving rise or contributing to, such changes or failure may be taken into account in determining whether an AS&O Business Material Adverse Effect has occurred if not otherwise excepted from this definition, (viii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events, (ix) changes in Law or other legal or regulatory conditions (or the interpretation thereof) or changes in U.S. GAAP (or the interpretation thereof) or (x) any fees or expenses incurred in connection with the transactions contemplated by this Agreement, except to the extent any such change, effect or circumstance resulting from, arising out of or attributable to the matters described in clauses (iii), (iv), (v), (vi), (viii) and (ix) above has a materially disproportionate adverse effect on the AS&O Business, taken as a whole, as compared to other similarly situated companies that conduct business in the countries and regions in the world and in the industries and markets in which the Acquired Companies, GB Ltd. and the other Asset Sellers conduct the AS&O Business (in which case, such change, effect or circumstance shall be taken into account only to the extent it is materially disproportionate when determining whether an AS&O Business Material Adverse Effect has occurred).

(i)    “AS&O Business Product” means any product that is, as of the date hereof or as of the Closing, being, or has at any time prior to the date of this Agreement been, designed, cleared or approved by the U.S. Food and Drug Administration (or a product with respect to which an application for clearance or approval is pending with the U.S. Food and Drug Administration), modified, developed, produced, distributed, marketed, provided, exported, licensed, sold, or offered for sale by any Acquired Company or, in connection with the AS&O Business, by GB Ltd. or any other Asset Seller or any Affiliate of any Seller.

(j)    “AS&O Business Properties” means (i) the Leased Property and (ii) the Owned Real Property.

(k)    “AS&O Product Supply Agreement” means that certain Supply Agreement, dated as of the date first written above, by and between GB Ltd., as supplier, and Buyer, as customer, attached as Exhibit A hereto.

(l)    “Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions located in New York, New York are permitted or required by Law, executive order or governmental decree to remain closed.

(m)    “Buyer Exclusivity Party” means (i) Buyer, (ii) any direct or indirect subsidiaries of Buyer or any entity otherwise controlled by Buyer or its subsidiaries or (iii) any entity, directly or indirectly, controlling Buyer, and any direct or indirect subsidiaries or Affiliates of any entity, directly or indirectly, controlling Buyer, it being understood that, for purposes of this definition, “controlled” means the actual power to cause the entity to take an action through contractual provisions or the power to elect a majority of members of the board of directors or similar governing body of such entity; provided that, notwithstanding the foregoing, “Buyer Exclusivity Party” shall not include JLL Partners Fund VII, L.P., Water Street Healthcare Partners IV, L.P. or any of their respective Affiliates (other than MP Services, Inc. and its subsidiaries) or any third party acquirer of MP Services, Inc. or any of its Affiliates.

(n)    “Buyer Fundamental Representations” means the representations and warranties of Buyer contained in Sections 4.1 (Organization), 4.2 (Authorization of Transaction) and 4.4 (Broker’s Fees).

(o)    “Calculation Time” means 12:01 AM local time of the respective Asset Seller or Acquired Company on the Closing Date; provided that if the Closing Date is June 29, 2018, “Calculation Time” means 11:59 PM local time of the respective Asset Seller or Acquired Company on the Closing Date.

(p)    “Cash and Cash Equivalents” means the cash and cash equivalents and marketable securities held by the Acquired Companies, including U.S. dollars and foreign currencies, as determined in accordance with U.S. GAAP (including deposits in transit with respect to the Acquired Companies, and reducing for outstanding checks with respect to the Acquired Companies); provided that the calculation of “Cash and Cash Equivalents” shall be reduced by the use or transfer of any cash or cash equivalents outside the Ordinary Course of Business between 12:01 AM local time of the respective Acquired Company on the Closing Date and the Closing; provided, further, that, for purposes of determining Estimated Closing Cash and Closing Cash, in no event shall the amount of “Cash and Cash Equivalents” held by (i) Greatbatch France and Lake Region Germany exceed $2,500,000 in the aggregate and (ii) all other Acquired Companies in the aggregate exceed $100,000.

(q)    “CERCLA” means the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and analogous foreign Laws, in each case as in effect on or prior to the Closing Date.

(r)    “Code” means the Internal Revenue Code of 1986, as amended.

(s)    “Commitment Letters” means the Equity Commitment Letter and the Debt Commitment Letter.

(t)    “Copyrights” means all copyrights, copyrightable subject matter and other works of authorship, moral rights, databases and database rights, and mask works and all applications, registrations and renewals thereof, and all related rights.

(u)    “Covered License” means a non-exclusive license, granted in the Ordinary Course of Business and substantially based on a form agreement, that is either (i) an end-user license to an AS&O Business Product granted to a customer of the relevant IP Holder, (ii) a license to distribute AS&O Business Products provided to the licensee by the relevant IP Holder, or (iii) a license to AS&O Business IP for use only to perform services (including manufacturing, importation, development, testing, or professional services) on behalf of the relevant IP Holder or the AS&O Business.

(v)    “Damages” means all liabilities, losses, claims, direct damages, causes of action, lawsuits, administrative proceedings, investigations, audits, demands, assessments, adjustments, judgments, settlement payments, deficiencies, penalties, fines, Taxes, and costs and expenses (including reasonable attorneys’ fees).

(w)    “Debt Commitment Letter” means the debt commitment letter, dated May 3. 2018, among Buyer, MedPlast Holdings, Inc., Royal Bank of Canada, RBC Capital Markets, Jefferies Finance LLC, KeyBanc Capital Markets Inc. and KeyBank National Association, together with all annexes and exhibits attached thereto.

(x)    “Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter.

(y)    “Debt Financing Sources” means Royal Bank of Canada, RBC Capital Markets, Jefferies Finance LLC, KeyBanc Capital Markets Inc. and KeyBank National Association and any other party providing Debt Financing.

(z)    “Debt Financing Source Parties” means, collectively, the Debt Financing Sources and each of their Affiliates, officers, directors, employees, partners (general and limited), members, shareholders, managers, controlling parties, investment advisors and representatives involved in the Debt Financing or any other debt financing contemplated in connection with the transactions contemplated by this Agreement, and each of their respective successors and assigns.

(aa)    “Designated Intellectual Property” means all Patents, registered Trademarks, Trademark applications, domain names, Copyright applications and registered Copyrights that are owned by (or purported to be owned by) any IP Holder, or, if material to the AS&O Business, that are licensed to any IP Holder.

(bb)    “Employee Benefit Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) other than a Multiemployer Plan, and any other material written or oral plan, agreement or arrangement involving direct or indirect compensation or benefits, including insurance coverage, employment, change in control, severance benefits, vacation, sick time, paid time off, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of equity or equity-based incentive compensation, retirement, post-retirement or post-termination compensation.

(cc)    “Environmental Law” means any foreign, federal, state, provincial, municipal or other governmental Law or binding agreement with any Governmental Entity or Foreign Governmental Entity as in effect on or prior to the Closing Date, relating to (i) pollution, the protection of natural resources, human health and safety or the environment; or (ii) the manufacture, processing, import, distribution, use, handling, treatment, storage, disposal, Release, transportation or generation of Materials of Environmental Concern.

(dd)    “Environmental Matters” means any legal obligation or liability arising under Environmental Law, or associated with any Materials of Environmental Concern, to the extent such obligation or liability primarily arises out of or primarily relates to the AS&O Business or the Acquired Assets.

(ee)    “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(ff)    “ERISA Affiliate” means any entity which is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes an Asset Seller or an Acquired Company.

(gg)    “Exclusivity End Date” means the date on which this Agreement is terminated pursuant to Section 8.01; provided that if this Agreement is terminated pursuant to Section 8.01(g), the “Exclusivity End Date” means the date that is 240 days after the date of this Agreement.

(hh)    “Financing” means the Equity Financing and Debt Financing.

(ii)    “Foreign Benefit Plans” means any Employee Benefit Plans that are subject to Laws outside of the United States.

(jj)    “Foreign Governmental Entity” means any foreign Governmental Entity, including any political subdivision thereof or any corporation or other entity owned or controlled in whole or in part by any Governmental Entity or any sovereign wealth fund, excluding entities related to the government of the United States or any state or municipality thereof.

(kk)    “Fraud” means the intentional or willful misrepresentation of material facts constituting common law fraud under the laws of the State of New York, and does not include actual or alleged constructive fraud, constructive knowledge or negligent misrepresentation.

(ll)    “Government Official” means any officer or employee of a Governmental Entity or any department, agency, or instrumentality thereof, or of a public international organization, or any person or entity acting in an official capacity for or on behalf of any such Governmental Entity or department, agency, or instrumentality, or for or on behalf of any such public international organization, or any political party, party official, or candidate thereof.

(mm)    “Governmental Entity” means any United States or foreign court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), whether national, provincial, state, local, municipal, supranational or otherwise.

(nn)    “Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(oo)    “Health Care Laws” means all applicable Laws relating to the procurement, design, development, testing, studying, manufacture, production, processing or handling, storing, distribution, importation, exportation, licensing, labeling or packaging, advertising, use, quality, sale, marketing or promotion of medical device products (including any component of the foregoing products), including any regulations under the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), and similar state laws, consumer product safety laws or similar Laws of other Governmental Entities.

(pp)    “Health Care Permits” means all permits, approvals, clearances, authorizations, licenses, registrations, certificates, concessions, variances, permissions and exemptions granted by the U.S. Food and Drug Administration or any other equivalent Foreign Governmental Entity to the Asset Sellers or the Acquired Companies (including device pre-market clearances, manufacturing approvals and authorizations, European Economic Area notified body certificates attesting compliance with requirements needed to affix a CE mark, and labeling approvals or their foreign equivalents).

(qq)    “Indebtedness” means all obligations of the applicable entity, without duplication, in respect of: (i) indebtedness for borrowed money; (ii) amounts drawn under letters of credit, bankers acceptances or similar obligations; (iii) leases required to be capitalized in accordance with U.S. GAAP; (iv) conditional sale or other title retention agreements; (v) the deferred or unpaid purchase price of property or services, including any earn-out, contingent purchase price payment or similar obligation to a seller in connection with an acquisition, but specifically excluding accounts payable in the Ordinary Course of Business to the extent included in Working Capital or a Retained Payable; (vi) indebtedness of such entity or of others secured, directly or indirectly, by a Security Interest on any property or asset of such entity, whether or not such indebtedness has been assumed by such entity; (vii) bonds, notes, debentures or similar instruments; (viii) (A) plans or programs (written or unwritten, statutory or otherwise) for deferred compensation, defined benefit pensions, post-retirement benefits, post-employment benefits or other long-service awards (other than, in each case, as provided in the following clause (B)); and (B) (1) the pension benefit plan for current and former employees of Lake Region Germany, and (2) the statutory retirement allowance for employees of Greatbatch France, an amount aggregate for this clause (B) equal to $7,078,387; (ix) payments made, triggered or required to be made, or expenses incurred, in connection with or as a result of the transactions contemplated by this Agreement, including, transaction bonuses or retention bonuses, and, if applicable, the employer’s share of payroll taxes thereon, other than any such obligations that shall remain or otherwise are an obligation of GB Ltd. or Integer after the Closing; (x) legacy accounts payable, reserve for disputes and warranty reserve for field corrective action (in each case, to the extent not paid prior to the Closing) as described on Section 1.1(pp)(i) of the Disclosure Schedule; (xi) the termination or unwinding of any interest rate, commodities or currency swap or hedging arrangements and other similar arrangements; (xii) severance payments to employees of, or other service providers to, such entity that were triggered prior to the time of determination, regardless of whether then due, other than any such obligations that shall remain or otherwise are an obligation of GB Ltd. or Integer after the Closing; (xiii) $1,400,000 (representing the agreed value of any unfunded worker’s compensation liabilities); (xiv) any amounts that could at any time become payable pursuant to the agreements set forth on Section 1.1(pp)(ii) of the Disclosure Schedule due to any noncompliance therewith by the Asset Sellers or the Acquired Companies at any time prior to the Closing Date; and (xv) guarantees of any obligations of any nature described in the foregoing clauses (i) through (xiv) for the benefit of any third party, in each case, together with accrued but unpaid interest thereon, expenses related thereto and prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and any other amounts payable in connection with therewith.

(rr)    “Inventory” means any raw materials, work in process, finished goods, office supplies, maintenance supplies and packaging materials, together with any spare parts, supplies and promotional materials.

(ss)    “Intellectual Property” means all intellectual property and all corresponding rights in any jurisdiction, including all U.S. and foreign (i) Patents, (ii) Trademarks, (iii) Copyrights, (iv) Software and all rights therein and thereto, (v) Trade Secrets and (vi) all other intellectual property or proprietary rights, whether or not issued or registered and all related right, claims and other remedies, including claims against past, present, and future infringement, misappropriation, or other violation of any of the foregoing.

(tt)    “IP Holder” means an Asset Seller or an Acquired Company, as applicable, that has an ownership interest in any AS&O Business IP.

(uu)    “Law” means any statute, law (including common law), ordinance, regulation, rule, code, order, constitution, treaty, judgment, decree, or other requirement or rule of law of any Governmental Entity or Foreign Governmental Entity.

(vv)    “Materials of Environmental Concern” means any hazardous substance, pollutant, contaminant or waste, as those terms are defined under CERCLA, RCRA, and analogous state and foreign laws, or any other material, substance or waste that is classified, characterized or otherwise regulated as hazardous, toxic, or as a contaminant, pollutant, waste, or words of similar meaning under, or for which standards of conduct or liability may be imposed pursuant to, Environmental Law or by any Governmental Entity or Foreign Governmental Entity with jurisdiction over the AS&O Business and the environment or natural resources, including any petroleum or petroleum-derived products.

(ww)    “Multiemployer Plan” means any “multiemployer plan” as defined in Section 3(37) of ERISA.

(xx)    “New Buyer Employees” has the meaning set forth in Section 10.6(b).

(yy)    “Non-AS&O Product Supply Agreement” means that certain Supply Agreement, dated as of the date first written above, by and between Buyer, as supplier, and GB Ltd., as customer, attached as Exhibit B hereto.

(zz)    “Ordinary Course of Business” means the ordinary course of business consistent with past practice.

(aaa)    “Patents” means all patents, patent applications, provisional applications, industrial designs, invention disclosures, certificates of invention, and all continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, and foreign counterparts of any of the foregoing.

(bbb)    “person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity or any department, agency or political subdivision thereof.

(ccc)    “Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

(ddd)    “RCRA” means the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq., and analogous foreign laws, in each case as in effect on or prior to the Closing Date.

(eee)    “Release” means spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, migrating or disposing into the environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Materials of Environmental Concern).

(fff)    “Retained Payables” means (i) accounts payable primarily related to the AS&O Business as of the Calculation Time reflected on the books and records of GB Ltd. and not included in the Closing Working Capital Amount and (ii) accrued expenses primarily related to the AS&O Business as of the Calculation Time on the Closing Date reflected on the books and records of GB Ltd. and not included in the Closing Working Capital Amount.

(ggg)    “Security Interest” means any mortgage, pledge, security interest, encumbrance, option, charge or other lien (whether arising by contract or by operation of law) (collectively, “Liens”), other than (i) mechanic’s, materialmen’s, landlord’s and similar liens for amounts not yet due and payable or arising in the Ordinary Course of Business; (ii) liens arising in the Ordinary Course of Business under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business; (iv) liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings, in each case, for which appropriate reserves have been established in accordance with U.S. GAAP; (v) liens relating to capitalized lease financings or purchase money financings that have been entered into in the Ordinary Course of Business; (vi) any easements, covenants, conditions, restrictions and other encumbrances that do not interfere in any material respect with the continued use of the Acquired Asset or asset owned by an Acquired Company; (vii) rights retained by landlords under the Leases; (viii) any agreements or conditions imposed on the issuance of land use permits, zoning, business licenses, use permits or other entitlements of various types issued by any Governmental Entity, which are necessary or beneficial to the continued use of the Acquired Assets or the assets owned by the Acquired Companies for operation of the AS&O Business; (ix) liens arising solely by action of Buyer; (x) solely with respect to real property, liens or imperfections of title which do not materially and adversely impair the continued use of the Acquired Assets or the assets of any of the Acquired Companies for the operation of the AS&O Business and (xi) analogous foreign equivalents to the foregoing clauses (i) – (x).

(hhh)    “Seller Fundamental Representations” means the representations and warranties of GB Ltd. contained in Sections 3.1 (Organization, Qualification and Corporate Power), 3.2 (Capitalization; Title to Property), 3.3 (Authority), 3.5 (Subsidiaries), 3.21 (Broker’s Fees) and 3.23 (Entire AS&O Business).

(iii)    “Seller Insurance Arrangement” means insurance policies maintained or arranged by GB Ltd. or any of its Affiliates (other than solely by one or more Acquired Companies) that are related to, or for the benefit of, the AS&O Business.

(jjj)    “Seller Noncompetition Party” means Integer and any direct or indirect majority-owned subsidiaries of Integer, or entities otherwise controlled by Integer or any of its subsidiaries, while, but only while, such entity is a direct or indirect majority-owned subsidiary of Integer or otherwise so controlled, it being understood that, for purposes of this definition, “controlled” means the actual power to cause the entity to take an action through contractual provisions or the power to elect a majority of members of the board of directors or similar governing body of such entity.

(kkk)    “Sellers’ Knowledge” means the actual knowledge of any of Jeremy Friedman, Anthony Borowicz, Gary Haire, Declan Smyth, Mary Holler, Greg Santorno, Frank Page, Von Kramer and Andrew Fritz.

(lll)    “Shared Contracts” means any contract, sales order, purchase order, instrument or other commitment, obligation or arrangement entered into prior to the Closing, which are between Integer or any of its subsidiaries (or, after the Closing, Integer or Buyer or any of their respective subsidiaries), on the one hand, and one or more third parties, on the other hand (regardless of whether such contracts constitute Acquired Assets), that benefit or are used in both the AS&O Business and the business and product lines retained by Integer and its subsidiaries after the Closing.

(mmm)    “Specified Circumstance” means if: (i) any of the conditions set forth in Section 6.1(a) is not satisfied and has not been waived by each Party or (ii) as a result of a challenge by a Governmental Entity under any Antitrust Law, any of the conditions set forth in Section 6.1(b) is not satisfied and has not been waived by each Party.

(nnn)    “Software” means computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing.

(ooo)    “Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

(ppp)    “subsidiary” means, with respect to any person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of such person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such person or one or more subsidiaries of such person or a combination thereof. For purposes of this definition, a person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing director, managing member, manager or general partner of such partnership, limited liability company, association or other business entity.

(qqq)    “Target Working Capital Amount” means $62,586,692.00.

(rrr)    “Taxes” means any and all taxes of any kind, customs, levies, duties, imposts, required deposits or other assessments, including all income, capital gains, gross receipts, public duties and contributions, ad valorem, value-added, conveyance, stamp, customs duties, excise, real property, personal property, sales, use, transfer, withholding, payroll, employment, social security, worker’s compensation, unemployment, escheat, abandoned and unclaimed property, occupation, capital stock, franchise, gains, profits, net worth, asset, transaction, and other similar taxes, duties or levies, repayment obligations in connection with investment grants or subsidies imposed by any Taxing Authority, and any fees, interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

(sss)    “Tax Returns” means any and all reports, returns, declarations, statements, forms or other information (including elections, claims for refund, amendments, schedules, and information returns, and schedules and attachments thereto) filed or required to be filed with a Taxing Authority in connection with Taxes.

(ttt)    “Taxing Authority” means any Governmental Entity (including any subdivision and any revenue agency of a jurisdiction) responsible for imposition, collection or the administration of any Taxes.

(uuu)    “Trade Secrets” means all technology, trade secrets, proprietary rights and other technical, business or other proprietary or confidential information, including such information in the form of ideas, know-how, inventions (regardless of whether reduced to practice or patentable), proprietary processes, formulae, models, methodologies, methods, techniques, protocols, research and development, drawings, specifications, layouts, designs, formulae, algorithms, compositions, industrial models, architectures, plans, proposals, technical and other data, financial, business and marketing plans and proposals, customer and supplier lists and price and cost information.

(vvv)    “Trademarks” means all trademarks, service marks, trade names, domain names, social media handles, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with all registrations, applications and renewals thereof, and all common law and other rights, and the goodwill symbolized by any of the foregoing.

(www)    “U.S. GAAP” means generally accepted accounting principles in the United States.

(xxx)    “WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar Law.

(yyy)    “Working Capital” means (i) the sum of (A) net accounts receivable (other than any intercompany receivables) to the extent owned by an Acquired Company or included in the Acquired Assets, plus (B) net Inventory to the extent owned by an Acquired Company or included in the Acquired Assets, plus (C) prepaid expenses of the AS&O Business to the extent owned by an Acquired Company or included in the Acquired Assets, in each case, as of the Calculation Time; less (ii) the sum of (A) accounts payable, plus (B) accrued incentive compensation, plus (C) other current liabilities (including deferred revenue), plus (D) accrued vacation and sick pay, plus (E) accrued payroll and benefits, in each case of this clause (ii), (x) to the extent due by an Acquired Company or included in the Assumed Liabilities, (y) other than any such liabilities included in Retained Payables or any intercompany payables, and (z) as of the Calculation Time. The amounts in clauses (i) and (ii) of this definition of Working Capital shall be calculated in accordance with U.S. GAAP and, to the extent not inconsistent with U.S. GAAP, the accounting methods, practices, principles, policies and procedures described in Section 1 of Section 2.4(a)(i) of the Disclosure Schedule. Notwithstanding the foregoing, all (1) Cash and Cash Equivalents as of the Calculation Time, (2) Indebtedness as of the Calculation Time, (3) current deferred and/or current Tax assets and Tax refunds and (4) current deferred and/or current Tax liabilities shall be excluded from the calculation of the Working Capital.

1.2    Other Defined Terms. The following terms have the meaning assigned to such terms in the Sections of the Agreement set forth below:

Accellent	Introduction
Acquired Assets	2.1(b)(i)
Acquired Companies	Introduction
Acquired Company	Introduction
Acquired Intellectual Property	2.1(b)(vii)
Acquisition Proposal	5.8
Adjusted Purchase Price Allocation Schedule	2.2(c)(i)
Agreement	Preliminary Statement
American Technical Molding	Introduction
AS&O Business	Introduction
AS&O Business Benefit Plans	3.16(a)
AS&O Business Employee	10.6(a)
AS&O Business Income Statement	3.6
AS&O Competitive Business	10.3(a)
Asset Allocation Schedule	2.2(c)(ii)(B)
Asset Sellers	Introduction
Assigned Leased Facilities	2.1(b)(i)
Assigned Real Property Leases	2.1(b)(i)
Assumed Liabilities	2.1(d)
Assumed Vacation Time	10.6(e)
Assumed WC Claims	10.13(e)
Assumption Event	10.13(e)
Available Insurance Policies	10.13(b)
Balance Sheet Date	3.6
Books and Records	2.1(b)(xv)
Buyer 401(k) Plan	10.6(h)
Buyer	Preliminary Statement
Buyer Material Adverse Effect	4.3(c)(ii)
Buyer Plans	10.6(c)(ii)
Buyer Related Parties	8.2(c)
Buyer Return	9.1(b)
Closing	2.3(a)
Closing Cash	2.4(a)
Closing Date	2.3(a)
Closing Indebtedness	2.4(a)
Closing Statement	2.4(a)
Closing Working Capital Amount	2.4(a)

COBRA	3.16(i)
Confidentiality Agreement	5.4(b)
Consultation Process	2.6(a)
Contracts	2.1(b)(vi)
Deeds	2.3(b)(vii)
Deferred Consent	2.5
Deferred Contract	2.5
Deferred Item	2.5
Definitive Documentation	5.6(a)
Derivative Securities	3.7(b)(v)
Designated Contracts	3.13(b)
Disclosing Party	10.1(f)
Disclosure Schedule	III
Dispute Notice	2.4(b)
Estimated Closing Cash	2.2(a)
Estimated Closing Indebtedness	2.2(a)
Estimated Closing Statement	2.2(a)
Estimated Closing Working Capital Amount	2.2(a)
Equipment	2.1(b)(iii)
Equity Commitment Letter	4.8(a)
Equity Financing	4.8(a)
Equity Interest Sellers	Introduction
Equity Interests	Introduction
Excluded AS&O Assets	2.1(c)(iii)
Excluded Asset	2.1(c)
Excluded Liabilities	2.1(e)
Express Representations	4.10
Fee Letter	4.8(b)
Final Closing Cash	2.4(b)
Final Closing Indebtedness	2.4(b)
Final Closing Statement	2.4(b)
Final Closing Working Capital Amount	2.4(b)
Financial Information	3.6
First Tier Acquired Companies	Introduction
French Acceptance Notice	2.6(b)
French Equity Interest Purchase Agreement	2.3(b)(iii)
French Offer Letter	2.6(b)
French Purchase Price	2.6(b)
GB Ltd.	Preliminary Statement
Greatbatch France	Introduction
Greatbatch Switzerland	Introduction
Guarantors	4.7
Hodgson Russ	11.19
Information	10.1(a)
Integer	Preliminary Statement
Intellectual Property Assignments	2.3(b)(xi)

Interim Communications Plan	5.4(b)
Lake Region Germany	Introduction
Lake Region Medical	Introduction
Lake Region Manufacturing	Introduction
Lease Assignment and Assumption Agreement	2.3(b)(ix)
Leased Property	3.11(b)
Leases	3.11(b)
Local Transfer Agreements	2.3(b)(iv)
Limited Guaranty	4.7
Material Customers	3.24
Material Suppliers	3.24
Most Recent Balance Sheet	3.6
Neutral Accountant	2.4(c)
New Buyer Employees	10.6(b)
Noncompetition Period	10.3(a)
Order	6.1(b)
Other Counsel	11.19
Outside Date	8.1(g)
Owned Facility	2.1(b)(ii)
Owned Facilities	2.1(b)(ii)
Owned Real Property	3.11(a)
Parties	Preliminary Statement
Party	Preliminary Statement
PBGC	3.16(f)
Pre-Closing Event	10.13(a)
Pricing Letter Agreement	2.3(b)(xvii)
Purchase Price	2.2(b)
R&W Policy	11.14
Receiving Party	10.1(f)
Required Amount	4.8(c)
Section 338(h)(10) Election	9.6
Seller Financing Arrangements	2.3(b)(xvi)
Seller Refund	9.3(a)
Seller Related Parties	8.2(c)
Seller Retained Licensed IP	10.8(c)
Seller Retained Trademarks	10.8(c)
Seller Retirement Plans	10.6(h)
Seller Return	9.1(a)
Sellers	Introduction
Spectrum Manufacturing	Introduction
Subsequent Designated Contract	3.13(b)
Swiss Asset Transfer Agreement	2.3(b)(ii)
Tax Adjustment	9.7
Tax Audit	9.4(b)
Termination Fee	8.2(b)
Transition Services Agreement	2.3(b)(x)

U.S. New Buyer Employee	10.6(e)
UTI Holdings	Introduction
WC Insurer	10.13(e)

ARTICLE II

EQUITY INTEREST AND ASSET PURCHASE

2.1    Sale and Transfer of Equity Interests and Assets; Assumption of Liabilities.

(a)    Sale and Transfer of Equity Interests. On the terms and subject to the conditions of this Agreement, on the Closing Date, GB Ltd. shall cause each Equity Interest Seller to sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from each Equity Interest Seller, the Equity Interests owned by such Equity Interest Seller, free and clear of all Liens.

(b)    Sale and Transfer of Assets. On the terms and subject to the conditions of this Agreement, on the Closing Date, GB Ltd. shall sell, convey, assign, transfer and deliver to Buyer and cause the other Asset Sellers to sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from the Asset Sellers, all of the Asset Sellers’ right, title and interest in and to (x) all assets, rights, properties, claims, contracts and business used (or held for use) by the Asset Sellers primarily in the conduct of, or otherwise primarily related to, the AS&O Business as of the Closing Date, including the specifically identified assets, rights, properties, claims, contracts and business set forth below, and (y) such other assets, rights, properties, claims, contracts and business as are set forth below (such assets, rights, properties, claims, contracts and business of the Asset Sellers collectively, the “Acquired Assets”):

(i)    all contracts related to the leasehold interests in real property described on Section 2.1(b)(i) of the Disclosure Schedule and the leasehold interests in such real property (collectively, the “Assigned Real Property Leases”) and all rights of the Asset Sellers in any structures, improvements, buildings and facilities located on such leased property (the “Assigned Leased Facilities”);

(ii)    all parcels of real property owned in fee simple or the local equivalent described on Section 2.1(b)(ii) of the Disclosure Schedule and all fixtures, buildings, structures and improvements thereon and all easements and other rights and interest appurtenant thereto (the “Owned Facilities” and each an “Owned Facility”);

(iii)    all equipment, furniture, furnishings, fixtures, machinery, vehicles, tools and other tangible personal property (collectively, the “Equipment”) (A) located at the Owned Facilities or the Assigned Leased Facilities or (B) used (or held for use) by the Asset Sellers primarily in the conduct of, or otherwise primarily related to, the AS&O Business, including any items set forth on Section 2.1(b)(iii) of the Disclosure Schedule, and all warranties and guarantees, if any, express or implied, existing for the benefit of the Asset Sellers in connection with such Equipment, to the extent transferable (with respect to warranties and guarantees);

(iv)    all Inventory used (or held for use) by the Asset Sellers primarily in the conduct of, or otherwise primarily related to, the AS&O Business, to the extent not sold prior to the Closing;

(v)    all customer lists, vendor lists, catalogs, research material, technical information, specifications, designs, drawings and processes and quality control data used (or held for use) by the Asset Sellers primarily in the conduct of, or otherwise primarily related to, the AS&O Business;

(vi)    all contracts, maintenance and service agreements, joint venture agreements, purchase commitments for materials and other services, advertising and promotional agreements, personal property leases, and other agreements (including any agreements of the Asset Sellers with customers, suppliers, sales representatives, agents, personal property lessors, personal property lessees, licensors, licensees, consignors and consignees) used (or held for use) by the Asset Sellers primarily in the conduct of, or otherwise primarily related to, the AS&O Business, including those that are set forth on Section 2.1(b)(vi) of the Disclosure Schedule (collectively, the “Contracts”);

(vii)    (A) with respect to any Intellectual Property (including Patents and Trademarks), all Intellectual Property used, or held for use, by the Asset Sellers primarily in the conduct of, or otherwise primarily related to, the AS&O Business (including any such Intellectual Property in which any of the Asset Sellers has an ownership interest), and including the Patents and Trademarks set forth on Section 2.1(b)(vii) of the Disclosure Schedule; and (B) all rights to collect royalties, products and proceeds in connection with any of the foregoing and all rights to sue and bring other claims for, and recover damages in connection with, past, present and future infringement, misappropriation or other violation thereof (collectively, the “Acquired Intellectual Property”);

(viii)    the vehicles set forth on Section 2.1(b)(viii) of the Disclosure Schedule;

(ix)    all assets, properties and rights, including Equipment and Inventory, whether located at an Assigned Leased Facility, an Owned Facility or otherwise used (or held for use) by the Asset Sellers primarily for the purpose of designing, prototyping, researching, developing, manufacturing, testing, distributing and/or marketing the products to be sold under the terms of the Non-AS&O Product Supply Agreement;

(x)    all assets, properties and rights, including Equipment and Inventory, located at an Assigned Leased Facility or an Owned Facility, used (or held for use) by the Asset Sellers for purposes of designing, prototyping, researching, developing, manufacturing, testing, distributing and/or marketing the cardio and endovascular and cardiac rhythm management and neuromodulation products listed on Section 2.1(b)(x) to the Disclosure Schedule;

(xi)    all licenses, permits, Health Care Permits or franchises and similar rights issued by any federal, state, municipal or Foreign Governmental Entity relating to the Assigned Leased Facilities, Owned Facilities or the operations of the AS&O Business, to the extent that such licenses, permits or franchises and similar rights are transferable;

(xii)    except as provided in Section 2.1(c)(v), all accounts receivable and other receivables of the AS&O Business in existence as of the Calculation Time, including rights to bill and receive payment for products delivered or services provided prior to the Closing;

(xiii)    all goods and services and all other economic benefits to be received subsequent to the Closing Date arising out of prepayments and payments related to the AS&O Business by the Asset Sellers prior to the Closing Date;

(xiv)    all rights, causes of action, judgments, claims and demands existing as of the Closing Date under manufacturers’ and vendors’ warranties related to the AS&O Business, in each case, to the extent transferable;

(xv)    all actions, claims, causes of action, rights of recovery, choses in action and rights of setoff of any kind that any of the Asset Sellers may have against any person or entity arising before, on or after the Closing Date relating to any asset, right or property described in this Section 2.1(b) or primarily to (or arising primarily out of) the AS&O Business;

(xvi)    all books (other than stock and partnership record books), records, accounts, ledgers, files, documents, correspondence, studies, reports and other printed, electronic or written materials related to the AS&O Business, except to the extent such documents are required by applicable Law to be retained by an Asset Seller, and, in which case, copies of such documents shall constitute Acquired Assets (“Books and Records”);

(xvii)    all prepayments, deposits, performance or other bonds or prepaid expenses related to the AS&O Business;

(xviii)    all Equipment of the AS&O Business that is located at a facility that will be retained by Integer or any of its subsidiaries after the completion of the transactions contemplated hereby and that is used (or held for use) by the Asset Sellers primarily for the purpose of manufacturing the products to be sold under the terms of the AS&O Product Supply Agreement; and

(xix)    all goodwill associated therewith.

(c)    Excluded Assets. It is expressly understood and agreed that, notwithstanding anything to the contrary set forth in this Agreement or in any Ancillary Agreement, the Acquired Assets shall not include the Asset Sellers’ right, title or interest in or to any of the following (each, an “Excluded Asset”):

(i)    except for any AS&O Business IP, any assets (including all rights, properties, claims, contracts, business, real property, leasehold interests in real property, equipment, machinery, vehicles, tools and other tangible personal property) set forth on Section 2.1(c)(i) of the Disclosure Schedule;

(ii)    except for any AS&O Business IP and as described in Section 2.1(b)(xviii), all assets of the AS&O Business, including Inventory, that are located at a facility that will be retained by Integer or any of its subsidiaries after the completion of the transactions contemplated hereby and that are used (or held for use) by the Asset Sellers primarily for the purpose of manufacturing the products to be sold under the terms of the AS&O Product Supply Agreement;

(iii)    except for any AS&O Business IP, all assets, including Equipment and Inventory, property or rights that are located at a facility that will be retained by Integer or any of its subsidiaries after the completion of the transactions contemplated hereby and that are used (or held for use) by the Asset Sellers primarily for purposes of designing, developing, manufacturing or marketing those certain advanced surgical and orthopedic products listed on Section 10.3(a)(ii) to the Disclosure Schedule, and any accounts receivable relating thereto or arising therefrom (the “Excluded AS&O Assets”);

(iv)    except for any Equity Interests held by any Asset Seller (which are being sold to Buyer pursuant to Section 2.1(a)), the shares or other equity interests of any subsidiaries of any of the Asset Sellers;

(v)    any intercompany receivables that do not relate to the AS&O Business;

(vi)    all cash and cash equivalents or similar type investments, bank accounts, certificates of deposit, Treasury bills and other marketable securities;

(vii)    the contracts and agreements listed on Section 2.1(c)(vii) of the Disclosure Schedule;

(viii)    except as set forth in Section 10.13, all insurance policies and all rights of the Asset Sellers to insurance claims, related refunds and proceeds thereunder;

(ix)    the rights which accrue or will accrue to GB Ltd., the Equity Interest Sellers or the Asset Sellers under this Agreement;

(x)    all refunds of Taxes relating to all periods ending on or prior to the Closing Date determined pursuant to Section 9.2;

(xi)    all AS&O Business Benefit Plans (other than the Acquired Company Benefit Plans) and all assets, including all insurance policies and contracts, relating to such AS&O Business Benefit Plans;

(xii)    all personnel and employment records, other than such personnel and employment records that relate to the New Buyer Employees (to the extent the same (or any portions thereof) may be assigned or transferred without violation of Law);

(xiii)    except for an AS&O Business IP, all Intellectual Property used (or held for use) by the Asset Sellers primarily in connection with the manufacture and sale of the components to be sold by GB Ltd. and its Affiliates under the terms of the Pricing Letter Agreement; and

(xiv)    all actions, claims, causes of action, rights of recovery, choses in action and rights of setoff of any kind arising before, on or after the Closing Date to the extent relating to the items set forth above in this Section 2.1(c) or to any Excluded Liabilities.

(d)    Assumed Liabilities. On the Closing Date, Buyer shall assume and agree to pay, perform and discharge when due only the following liabilities and obligations of the Asset Sellers, in each case, whether known or unknown, primary or secondary, direct or indirect, absolute or contingent and due or to become due, but excluding the Excluded Liabilities (collectively, the “Assumed Liabilities”):

(i)    all liabilities and obligations of the Asset Sellers, of every kind, nature, character and description, in each case to the extent primarily arising out of, or primarily relating to, the Acquired Assets or the conduct of the AS&O Business before the Closing Date;

(ii)    all obligations and liabilities (A) reflected on the Most Recent Balance Sheet or (B) otherwise primarily arising out of, or primarily relating to, the AS&O Business on or prior to the Balance Sheet Date that are not required to be reflected on the Most Recent Balance Sheet according to U.S. GAAP, except, in the case of clauses (A) and (B), to the extent satisfied prior to the Closing Date;

(iii)    all obligations and liabilities incurred by the Asset Sellers primarily arising out of, or primarily relating to, the AS&O Business after the Balance Sheet Date and on or prior to the Closing Date, except to the extent satisfied prior to the Closing Date;

(iv)    all obligations and liabilities under or arising out of (A) the contracts, agreements, commitments and leases transferred pursuant to Section 2.1(b)(vi) and (B) the Assigned Real Property Leases;

(v)    all obligations and liabilities under the licenses, permits and franchises transferred pursuant to Section 2.1(b)(xi);

(vi)    all obligations and liabilities arising out of the ownership, leasing or operation, as applicable, of any of the Assigned Leased Facilities or the Owned Facilities, incurred prior to the Closing Date;

(vii)    all obligations and liabilities in respect of employee relations and benefits assumed by, or which are otherwise the responsibility of, Buyer pursuant to Section 10.6;

(viii)    all obligations and liabilities for any Taxes which are expressly the responsibility of Buyer pursuant to Article IX;

(ix)    all obligations and liabilities for Environmental Matters;

(x)    all obligations and liabilities with respect to all actions, suits, proceedings, disputes, claims or investigations to the extent primarily arising out of, or primarily relating to, the Acquired Assets or the conduct and operation of the AS&O Business prior to the Closing Date, regardless of whether any such action, suit, proceeding, dispute, claim or investigation was commenced prior to the Closing Date;

(xi)    all obligations and liabilities for repair, rework, replacement or return of, or any claim for breach of warranty in respect of, or refund of the purchase price of, products or goods manufactured or sold by Asset Sellers primarily in the conduct and operation of the AS&O Business prior to the Closing Date, regardless of whether any such claim was brought prior to the Closing Date;

(xii)    all obligations and liabilities for claims relating to the AS&O Business with respect to workers compensation claims (whether or not properly reported as of the Closing); and

(xiii)    all obligations and liabilities arising out of, or relating to, any product liability claim (including any such claim arising out of or relating to injury to or death of persons or damage to, or destruction of, property), in each case to the extent relating to products or goods manufactured or sold by Asset Sellers primarily in the conduct and operation of the AS&O Business prior to the Closing Date, regardless of whether any such claim was brought prior to the Closing Date.

(e)    Excluded Liabilities. It is expressly understood and agreed that, notwithstanding anything to the contrary in this Agreement or in any Ancillary Agreement, Assumed Liabilities shall not include the following (collectively, the “Excluded Liabilities”) and GB Ltd. shall, or shall cause one or more of the Asset Sellers to, pay, perform and discharge when due the Excluded Liabilities:

(i)    all obligations and liabilities assumed by, or which are otherwise the responsibility of, the Asset Sellers, or which were not assumed by Buyer, pursuant to this Agreement or in accordance with this Agreement;

(ii)    any intercompany payables between or among any of the Asset Sellers and any of their Affiliates, including those listed on Section 2.1(c)(v) of the Disclosure Schedule;

(iii)    except to the extent included in Section 2.1(d) as an Assumed Liability and results in a reduction to the Purchase Price, all liabilities and obligations relating to any Indebtedness of any of the Asset Sellers;

(iv)    (A) all liabilities and obligations to make payments to employees of the AS&O Business pursuant to stay or retention agreements, change of control agreements, severance agreements or bonus agreements arising in connection with the transactions contemplated by this Agreement and entered into between GB Ltd. or one of its Affiliates and such employees, and (B) except as provided in Section 2.1(d)(vii), all liabilities and obligations under or with respect to any AS&O Business Benefit Plan (other than the Acquired Company Benefit Plans) and any other benefit or compensation plan, program, policy, agreement or arrangement at any time sponsored or maintained by any Asset Seller or any of its ERISA Affiliates, other than, in each case, an Acquired Company Benefit Plan;

(v)    all liabilities and obligations for any Taxes, other than those which are expressly the responsibility of Buyer pursuant to Article IX;

(vi)    all liabilities and obligations relating to (x) the former Lake Region Medical site in South Plainfield, New Jersey more particularly described in Integer’s Annual Report on Form 10-K for fiscal year 2017 and (y) the demand letters received in March 2016 from Trex Properties LLC relating to one site in Cinnaminson, New Jersey and one site in Charlotte, North Carolina;

(vii)    all liabilities and obligations relating to or arising from the Excluded AS&O Assets;

(viii)    all liabilities and obligations of the Sellers for costs and expenses incurred in connection with this Agreement or the consummation of the transactions contemplated by this Agreement.

2.2    Purchase Price and Related Matters.

(a)    No later than three (3) Business Days prior to the Closing Date, GB Ltd. shall prepare and deliver to Buyer a written statement (the “Estimated Closing Statement”) setting forth its good faith estimates of: (i) the aggregate amount of Cash and Cash Equivalents as of the Calculation Time (the “Estimated Closing Cash”); (ii) the aggregate amount of Indebtedness of the Acquired Companies as of the Closing (the “Estimated Closing Indebtedness”); (iii) the aggregate amount of Retained Payables; and (iv) Working Capital (the “Estimated Closing Working Capital Amount”), in each case, together with reasonable documentation supporting the basis of all such calculations. GB Ltd. shall in good faith consider any changes requested by Buyer with respect to the Estimated Closing Statement.

(b)    Purchase Price. Regardless of whether the transfer of any Acquired Asset has been deferred pursuant to the provisions of Section 2.5, in consideration for the sale and transfer of the Equity Interests and the Acquired Assets, and subject to the terms and conditions of this Agreement, Buyer shall on the Closing Date assume the Assumed Liabilities as provided in Section 2.1(d) and shall pay to GB Ltd. in cash, by wire transfer of immediately available funds, an amount (the “Purchase Price”) equal to: (i) $600,000,000; plus (ii) Estimated Closing Cash; less (iii) Estimated Closing Indebtedness; (iv) (A) plus, if the Estimated Closing Working Capital Amount exceeds the Target Working Capital Amount, the full amount by which the Estimated Closing Working Capital Amount exceeds the Target Working Capital Amount or (B) minus, if the Target Working Capital Amount exceeds the Estimated Closing Working Capital Amount, the full amount by which the Target Working Capital Amount exceeds the Estimated Closing Working Capital Amount; provided, however, notwithstanding the foregoing, if the Estimated Closing Working Capital Amount is between $59,457,357.40 and $65,716,026.60, no adjustment to the Purchase Price shall be made under this subclause (iv).

(c)    Allocation.

(i)    The Adjusted Purchase Price (including any components thereof) shall be allocated amongst (x) the Equity Interests acquired from each Equity Interest Seller (and, with respect to the amount allocated to Equity Interests in UTI Holdings, the portion of such amount allocated to the equity interests in Spectrum Manufacturing and Lake Region Germany) and (y) the portion of the Acquired Assets acquired from each Asset Seller, in each case, in accordance with Section 2.2(c)(i) of the Disclosure Schedule (the “Adjusted Purchase Price Allocation Schedule”).

(ii)    Within forty five (45) days after the determination of the Adjusted Purchase Price, Buyer shall prepare and deliver to GB Ltd. for GB Ltd.’s review and comment in accordance with Section 2.2(c)(iv):

(A)    with respect to each Asset Seller (other than Lake Region Medical), an allocation of the portion of the Adjusted Purchase Price allocated to the portion of the Acquired Assets acquired from such Asset Seller (as determined in accordance with the Adjusted Purchase Price Allocation Schedule), plus any Assumed Liabilities with respect to such Asset Seller, amongst the portion of the Acquired Assets acquired from such Asset Seller, in each case, in a manner that is consistent with Sections 1060 and 338 of the Code, as applicable;

(B)    with respect to Lake Region Medical, an allocation of (x) the portion of the Adjusted Purchase Price allocated to the portion of the Acquired Assets acquired from Lake Region Medical (as determined in accordance with the Adjusted Purchase Price Allocation Schedule), plus any Assumed Liabilities with respect to Lake Region Medical, and (y) the portion of the Adjusted Purchase Price allocated to UTI Holdings (as determined in accordance with the Adjusted Purchase Price Allocation Schedule excluding, for the avoidance of doubt, the amount allocated to equity interests in Spectrum Manufacturing and Lake Region Germany), plus any liabilities of UTI Holdings (and any indirect subsidiary of UTI Holdings treated as disregarded as separate from its owner for U.S. federal income tax purposes) treated as assumed for U.S. federal income tax purposes, amongst the portion of the Acquired Assets acquired from Lake Region Medical and any assets held by UTI Holdings (and the assets of any indirect subsidiary of UTI Holdings treated as disregarded as separate from its owner for U.S. federal income tax purposes excluding, for the avoidance of doubt, the equity interests in Spectrum Manufacturing), in each case, in a manner that is consistent with Sections 1060 and 338 of the Code, as applicable;

(C)    with respect to Lake Region Germany, an allocation of the portion of the Adjusted Purchase Price allocated to Lake Region Germany (as determined in accordance with the Adjusted Purchase Price Allocation Schedule), plus any liabilities of Lake Region Germany treated as assumed for U.S. federal income tax purposes, amongst the portion of the assets of Lake Region Germany, and if an election is made to treat Greatbatch France as a disregarded entity or if an election under Code Section 338 is made with respect to Greatbatch France, in each case, for U.S. federal income tax purposes, an allocation of the portion of the Adjusted Purchase Price allocated to Greatbatch France (as determined in accordance with the Adjusted Purchase Price Allocation Schedule), plus any liabilities of Greatbatch France treated as assumed for U.S. federal income tax purposes, amongst the portion of the assets of Greatbatch France, in each case, in a manner that is consistent with Sections 1060 and 338 of the Code, as applicable;

(D)    with respect to each of American Technical Molding and Spectrum Manufacturing if a Section 338(h)(10) Election is made with respect to such entity, an allocation of the portion of the Adjusted Purchase Price allocated to such equity interests (as determined in accordance with the Adjusted Purchase Price Allocation Schedule), plus any liabilities of such entity treated as assumed for U.S. federal income tax purposes, amongst the assets of such entity, in each case, in a manner that is consistent with Sections 1060 and 338 of the Code, as applicable (clause (A), (B), (C) and (D) of this Section 2.2(c)(ii), the “Asset Allocation Schedule”).

(iii)    In the event that any subsequent adjustment to the Purchase Price occurs as a result of (A) any adjustment to the amount of Assumed Liabilities or (B) for any other reason, the Parties shall, acting in good faith, use reasonable commercial efforts to negotiate an adjustment to the allocations under this Section 2.2(c). The Asset Allocation Schedule (and any adjustments thereto) shall be prepared in accordance with the rules under Sections 1060 and 338 of the Code. The Parties recognize that the Adjusted Purchase Price and Assumed Liabilities do not include Buyer’s acquisition expenses and that Buyer will allocate such expenses appropriately.

(iv)    After Buyer’s delivery of the Asset Allocation Schedule to GB Ltd., GB Ltd. shall have thirty (30) days following the date of receipt of the proposed Asset Allocation Schedule in which to deliver comments to Buyer with respect to the proposed Asset Allocation Schedule. If Buyer and GB Ltd. disagree on any aspect of the proposed Asset Allocation Schedule, Buyer and GB Ltd. shall negotiate in good faith to resolve any differences for a period of thirty (30) days following the date of the delivery of GB Ltd.’s comments on the proposed Asset Allocation Schedule to Buyer. If Buyer and GB Ltd. reach written agreement on the proposed Asset Allocation Schedule within such thirty (30) day period, the proposed Asset Allocation Schedule, as so agreed, shall become binding on Buyer and GB Ltd. If Buyer and GB Ltd. cannot agree during such thirty (30) day period, then all remaining disputed items shall be submitted for resolution to the Neutral Accountant, which shall make its findings regarding the disputed items within thirty (30) days after the date of such submission. The proposed Asset Allocation Schedule shall be amended in accordance with the written agreements of Buyer and GB Ltd. and the findings of the Neutral Accountant and, as so amended, shall become the final final Asset Allocation Schedule and binding upon Buyer and GB Ltd. The fees, costs and expenses of the Neutral Accountant shall be borne equally by Buyer and GB Ltd.

(v)    The Parties agree to be bound by and act in accordance with the computations and allocations contained in the final Asset Allocation Schedule in the filing of all Tax Returns (including, without limitation, filing Internal Revenue Service Form 8594 and Form 8883 (and any supplemental or amended Form 8594 or Form 8883) with their U.S. federal income Tax Return for the taxable year that includes the Closing Date) and in the course of any Tax audit, Tax examination or Tax litigation relating thereto (and to cooperate in the preparation of any such filings), and to take no position and to cause their respective Affiliates to take no position inconsistent with the final Asset Allocation Schedule for Tax purposes, in each case, unless otherwise required by applicable Law.

(vi)    At least one (1) Business Day prior to the Closing, the Parties shall agree upon an allocation of the Purchase Price (as set forth on the Estimated Closing Statement) among the Equity Interests and the Acquired Assets, prepared in accordance with the Adjusted Purchase Price Allocation Schedule, which the Parties shall use for all purposes until the Asset Allocation Schedule is finalized pursuant to this Section 2.2(c).

2.3    The Closing.

(a)    Time and Location. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Hodgson Russ LLP in Buffalo, New York, commencing at 10:00 AM New York time, on the second (2nd) Business Day after the first date on which all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery of any documents to be delivered at the Closing by any of the Parties and other than the satisfaction of those conditions that by their terms are to be satisfied or waived at Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such documents and the satisfaction or waiver of such conditions) have been satisfied or waived (the “Closing Date”); provided that in no event shall the Closing occur prior to June 29, 2018, unless an earlier date is specified in writing by Buyer upon at least three (3) Business Days prior written notice to GB Ltd. Notwithstanding the actual occurrence of the Closing at any particular time on the Closing Date, if the Closing occurs, the Closing shall be deemed to occur and be effective at 12:01 AM, New York time, on the Closing Date; provided that if the Closing Date is June 29, 2018, the Closing shall be deemed to occur and be effective at 11:59 PM New York time, on the Closing Date.

(b)    Actions at the Closing. At the Closing:

(i)    GB Ltd. shall deliver, or cause to be delivered, to Buyer: (A) share certificates evidencing all of the Equity Interests (to the extent such Equity Interests are certificated); provided, however, that if any such share certificates evidencing any of the Equity Interests are currently held by GB Ltd.’s lenders, GB Ltd. shall only be required to use commercially reasonable efforts to have them delivered to Buyer on the Closing Date and, if not so delivered, such share certificates shall be delivered to Buyer as soon as reasonably practicable after Closing; (B) stock powers, stock transfer forms or other instruments of transfer reasonably acceptable to Buyer duly executed by the respective Equity Interest Sellers in favor of Buyer; and (C) in respect of the Equity Interests in Greatbatch France, an ordre de mouvement and a registration duties declaration duly executed by Greatbatch Switzerland;

(ii)    GB Ltd. shall cause Greatbatch Switzerland to enter into and deliver a local sale and transfer agreement with respect to the Acquired Assets owned by Greatbatch Switzerland in substantially the form attached hereto as Exhibit C (the “Swiss Asset Transfer Agreement”) and perform its obligations thereunder and Buyer shall enter into and deliver the Swiss Asset Transfer Agreement and perform its obligation thereunder;

(iii)    GB Ltd. shall cause Greatbatch Switzerland to enter into and deliver a local equity interest purchase agreement with respect to the Equity Interests of Greatbatch France in substantially the form attached hereto as Exhibit D (the “French Equity Interest Purchase Agreement”) and perform its obligations thereunder and Buyer shall enter into and deliver the French Equity Interest Purchase Agreement and perform its obligation thereunder;

(iv)    GB Ltd. shall deliver, or cause the other Asset Sellers to deliver, such other instruments of conveyance as Buyer may reasonably request in order to effect the sale, transfer, conveyance and assignment to Buyer of valid ownership of the Acquired Assets (together with the Swiss Asset Transfer Agreement and the French Equity Interest Purchase Agreement, the “Local Transfer Agreements”);

(v)    GB Ltd. shall transfer, or cause to be transferred, all Books and Records to Buyer;

(vi)    GB Ltd. shall deliver or make available, or shall cause to be delivered or made available, to Buyer the minute books, stock and partnership books, ledgers and registers, corporate seals and other similar corporate records of each of the Acquired Companies;

(vii)    GB Ltd. shall deliver, or cause to be delivered, an executed and notarized bargain and sale deed in form and substance reasonably satisfactory to Buyer with respect to each Owned Facility (the “Deeds”), together with any customary and standard affidavits, indemnities and other customary and standard agreements or assurances reasonably required by a title insurance company to issue title insurance policies in favor of Buyer in form and substance reasonably satisfactory to Buyer;

(viii)    GB Ltd. shall deliver, or cause to be delivered, any and all documents, affidavits or instruments, executed by a Seller, which are required to be filed in connection with the payment of any foreign, state, county or local transfer Taxes required to be paid in connection with the transfer of each Owned Facility to Buyer;

(ix)    GB Ltd. shall deliver, or cause to be delivered, an executed Lease Assignment and Assumption Agreement in substantially the form attached hereto as Exhibit E (or such other form as may be reasonably requested by the landlord of an Assigned Leased Facility) with respect to each of the Assigned Leased Facilities (the “Lease Assignment and Assumption Agreement”), which shall then be executed by Buyer;

(x)    the Parties shall execute and deliver a Transition Services Agreement (the “Transition Services Agreement”) in substantially the form attached hereto as Exhibit F;

(xi)    GB Ltd. shall deliver, or cause the delivery of, executed assignments in form and substance reasonably satisfactory to Buyer transferring all of Acquired Intellectual Property to Buyer (the “Intellectual Property Assignments”);

(xii)    Buyer shall pay to GB Ltd. (as agent of the Sellers) the Purchase Price in cash by wire transfer of immediately available funds to one or more accounts designated by GB Ltd.;

(xiii)    GB Ltd. shall deliver, or cause to be delivered to Buyer, or otherwise put Buyer, or cause Buyer to be put, in possession and control of, all of the Acquired Assets of a tangible nature owned by the Asset Sellers;

(xiv)    GB Ltd. shall deliver and cause Lake Region Medical and Lake Region Manufacturing to deliver to Buyer a certificate from, in form and substance as prescribed by Treasury Regulations promulgated under Section 1445 of the Code, stating that GB Ltd., Lake Region Medical or Lake Region Manufacturing, as applicable, is not a “foreign person” within the meaning of Section 897 of the Code and Reg. § 1.1445-2(b)(2);

(xv)    GB Ltd. shall cause all Security Interests on the Acquired Assets and the assets and properties of the Acquired Companies and Liens in the case of the Equity Interests and any guarantees provided by an Acquired Company arising under the credit agreement, dated as of October 27, 2015, by among GB Ltd., as the borrower, Integer, as parent, the financial institutions party thereto and Manufacturers and Traders Trust Company, as administrative agent, as amended and GB Ltd.’s 9.125% senior notes due 2023, to be released and terminated;

(xvi)    except as set forth on Section 2.3(b)(xvi) of the Disclosure Schedule, GB Ltd. shall deliver, or cause to be delivered, evidence reasonably acceptable to Buyer (x) of the release and termination of all Security Interests on the Acquired Assets and the assets and properties of the Acquired Companies and Liens in the case of the Equity Interests and any guarantees provided by an Acquired Company arising under any arrangements or agreements relating to Indebtedness of GB Ltd. or any of its Affiliates (other than the credit agreement, dated as of October 27, 2015, by among GB Ltd., as the borrower, Integer, as parent, the financial institutions party thereto and Manufacturers and Traders Trust Company, as administrative agent, as amended and GB Ltd.’s 9.125% senior notes due 2023) (collectively, the “Seller Financing Arrangements”) and (y) that no Acquired Company or Acquired Asset is bound by, or has any further liability or obligation under, any Seller Financing Arrangement;

(xvii)    the Parties shall execute and deliver a pricing letter agreement in substantially the form attached as Exhibit J hereto (the “Pricing Letter Agreement”);

(xviii)    GB Ltd. shall deliver, or cause to be delivered, to Buyer the various certificates, instruments and documents required to be delivered under Section 6.2;

(xix)    Buyer shall deliver, or cause to be delivered, to Sellers the various certificates, instruments and documents required to be delivered under Section 6.3; and

(xx)    the Parties shall execute and deliver to each other a cross-receipt evidencing the transactions referred to above.

2.4    Working Capital Adjustment.

(a)    Within ninety (90) days after the Closing Date, (i) Buyer shall prepare and deliver to GB Ltd. a statement (the “Closing Statement”) setting forth (A) Buyer’s calculation of the aggregate amount of Cash and Cash Equivalents as of the Calculation Time (the “Closing Cash”), the aggregate amount of Indebtedness of the Acquired Companies as of the Closing (the “Closing Indebtedness”), and Working Capital (the “Closing Working Capital Amount”), and (B) a balance sheet of the AS&O Business, in substantially the form set forth in Section 2.4(a)(ii) of the Disclosure Schedule, as of the Closing Date, and (ii) GB Ltd. shall prepare and deliver to Buyer a statement setting forth GB Ltd.’s estimate of Retained Payables. The Parties agree that the purpose of preparing the Closing Statement is to measure (A) the difference between the Closing Working Capital Amount and Estimated Closing Working Capital Amount and (B) differences between Closing Cash and Closing Indebtedness against Estimated Closing Cash and Estimated Closing Indebtedness, and such process is not intended to permit the introduction of different accounting methods, policies, principles, practices and procedures for the purposes of preparing the Closing Statement for purposes of calculating the Closing Working Capital Amount, the amount of Closing Cash or the amount of Closing Indebtedness, except to the extent any of the Estimated Closing Working Capital Amount, Estimated Closing Cash or Estimated Closing Indebtedness was not calculated in accordance with the provisions of this Agreement.

(b)    If GB Ltd. in good faith disputes the Closing Working Capital Amount, amount of Closing Cash or amount of Closing Indebtedness as shown on the Closing Statement prepared by Buyer, then GB Ltd. shall deliver to Buyer, within sixty (60) days after receipt of the Closing Statement, a statement (the “Dispute Notice”) setting forth GB Ltd.’s calculation of the correct Closing Working Capital Amount, amount of Closing Cash or amount of Closing Indebtedness, as may be in dispute, and describing in reasonable detail the basis for such determination. The Parties shall use reasonable commercial efforts to resolve such differences regarding the determination of the Closing Working Capital Amount, amount of Closing Cash or amount of Closing Indebtedness, as may be in dispute, for a period of forty-five (45) days after the date that GB Ltd. has delivered the Dispute Notice to Buyer. If the Parties resolve such differences, the Closing Working Capital Amount, amount of Closing Cash or amount of Closing Indebtedness as agreed to by the Parties shall be deemed to be the “Final Closing Working Capital Amount”, the “Final Closing Cash” and the “Final Closing Indebtedness” and the Closing Statement agreed to by the Parties shall be deemed to be the “Final Closing Statement”.

(c)    If the Parties do not reach a final resolution on the Closing Working Capital Amount, the amount of Closing Cash or amount of Closing Indebtedness, as may be in dispute, within the forty-five (45) day period after the date that GB Ltd. has delivered the Dispute Notice to Buyer, unless the Parties mutually agree in writing to continue their efforts to resolve such differences, Grant Thornton (the “Neutral Accountant”) shall be appointed to resolve such differences, pursuant to an engagement agreement executed by the Parties and the Neutral Accountant, in the manner provided below. The Parties shall each be entitled to make a presentation to the Neutral Accountant, pursuant to procedures to be agreed to among GB Ltd., Buyer and the Neutral Accountant (or, if they cannot agree on such procedures, pursuant to procedures determined by the Neutral Accountant), regarding such Party’s calculation of the Closing Working Capital Amount, the amount of Closing Cash or the amount of Closing Indebtedness, as may be in dispute. The Neutral Accountant shall be required to resolve the differences between the Parties and determine the Closing Working Capital Amount, the amount of Closing Cash or the amount of Closing Indebtedness, as may be in dispute, within twenty (20) Business Days thereafter and, upon reaching such determination, the Neutral Accountant shall deliver a written copy of its determination, which shall state in reasonable detail the findings of fact on which it is based, to GB Ltd. and Buyer. The Closing Working Capital Amount, amount of Closing Cash or amount of Closing Indebtedness, as may be in dispute, as determined by the Neutral Accountant shall be deemed to be the Final Closing Working Capital Amount, the Final Closing Cash or the Final Closing Indebtedness, and the Closing Statement, as adjusted to reflect such determination and any agreement of the Parties pursuant to Section 2.4(b), shall be deemed to be the Final Closing Statement. Such determination by the Neutral Accountant shall be conclusive and binding upon the Parties, absent Fraud or manifest error. No Party shall engage in ex parte communications with the Neutral Accountant.

(d)    The Neutral Accountant shall not be authorized or permitted to:

(i)    determine any questions or matters whatsoever under or in connection with this Agreement except for the resolution of differences between the Parties regarding the determination of the Closing Working Capital Amount, the amount of Closing Cash or the amount of Closing Indebtedness in accordance with this Section 2.4;

(ii)    resolve any such differences by making an adjustment to the Closing Statement that is outside the range of values assigned to a particular disputed item as finally proposed by the Parties in their presentations to the Neutral Accountant; or

(iii)    apply any accounting methods, treatments, principles or procedures other than those which are consistent with the provisions of this Agreement.

(e)    GB Ltd. and Buyer shall each pay one half of the fees and expenses of the Neutral Accountant; provided that if the Neutral Accountant determines that one Party has adopted a position or positions with respect to the Closing Statement that is frivolous or clearly without merit, the Neutral Accountant (i) may, in its discretion, assign a greater portion of any such fees and expenses to such Party and (ii) shall provide to the Parties a written explanation of its reasons for making such a determination in the event that it does so.

(f)    The Parties agree that the procedure set forth in this Section 2.4 for resolving disputes with respect to the Closing Working Capital Amount, the amount of Closing Cash or the amount of Closing Indebtedness, as may be in dispute, shall be the sole and exclusive method for resolving any such disputes, provided that this provision shall not prohibit either Party from instituting litigation to enforce the ruling of the Neutral Accountant.

(g)    Failure of GB Ltd. to deliver the Dispute Notice within sixty (60) days after receiving the Closing Statement shall constitute acceptance of the Closing Working Capital Amount, the amount of Closing Cash and the amount of Closing Indebtedness set forth on the Closing Statement, whereupon such Closing Working Capital Amount, amount of Closing Cash and amount of Closing Indebtedness shall be deemed to be the Final Closing Working Capital Amount, Final Closing Cash and Final Closing Indebtedness, as applicable, and the Closing Statement shall be deemed to be the Final Closing Statement. Delivery by GB Ltd. of the Dispute Notice shall constitute final and binding acceptance by GB Ltd. of all portions of the Closing Statement other than those specifically identified in the Dispute Notice as being subject to a good faith dispute.

(h)    Promptly upon the determination of the Final Closing Statement, the Parties shall determine the amount that would have been paid pursuant to Section 2.2(b) if the Final Closing Working Capital Amount, Final Closing Cash and Final Closing Indebtedness had been substituted for the Estimated Closing Working Capital Amount, Estimated Closing Cash and Estimated Closing Indebtedness, respectively (including, for the avoidance of doubt, the proviso with respect to the calculation of the Estimated Closing Working Capital Amount as provided for in Section 2.2(b)(v)).

(i)    If such substitution when netted, would have resulted in an Adjusted Purchase Price that is less than the Purchase Price paid at Closing, then GB Ltd. shall pay to Buyer an aggregate amount equal to such shortfall pursuant to Section 2.4(i).

(ii)    If such substitution when netted, would have resulted in an Adjusted Purchase Price that is greater than the Purchase Price paid at Closing, then Buyer shall pay to GB Ltd. an aggregate amount equal to such excess pursuant to Section 2.4(i).

(iii)    If such substitution when netted, would have resulted in an Adjusted Purchase Price that is equal to the Purchase Price paid at Closing, then there shall be no adjustment to the Purchase Price.

(i)    Any payment pursuant to Section 2.4(h) shall be made in cash by wire transfer of immediately available funds into an account or accounts designated by Buyer or GB Ltd., as the case may be, within five (5) Business Days after the date on which the Final Closing Statement has been determined pursuant to this Section 2.4. If any amount is required to be paid pursuant to Section 2.4(h) and is paid later than five (5) Business Days after the date on which the Final Closing Statement has been determined pursuant to this Section 2.4, then such amount shall bear interest from and including the date of such determination to but excluding the date of payment at the prime rate as quoted in the Money Rates Section of The Wall Street Journal on the date of such determination (calculated on the basis of a 365-day year and the actual number of days elapsed).

2.5    Consents to Assignment. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign or transfer any agreement, lease, authorization, license or permit, or any claim, right or benefit arising thereunder or resulting therefrom, if an attempted assignment or transfer thereof, without the consent of a third party thereto or of the issuing Governmental Entity, as the case may be, would constitute a breach or default thereof, would result in a violation of the rights of any such third party, would be ineffective, or would in any way adversely affect the rights of an Asset Seller, an Acquired Company or Buyer thereunder. If such consent (a “Deferred Consent”) is not obtained, then (a) the agreement, lease, authorization, license or permit to which such Deferred Consent relates (each, a “Deferred Item” and any such deferred agreement or lease, a “Deferred Contract”) shall not be assigned or transferred pursuant to this Agreement, and there shall be no reduction in the Purchase Price as a result thereof, (b) from and after the Closing, GB Ltd. shall, and shall cause the Sellers to, cooperate with Buyer, in all reasonable respects, to obtain such Deferred Consent as soon as practicable after the Closing, provided that no Seller or Buyer shall be required to make any payments or agree to any material undertakings in connection therewith, and (c) until such Deferred Consent is obtained, GB Ltd. shall, and shall cause the Sellers to, and Buyer shall cooperate, in all reasonable respects, in any lawful and commercially reasonable arrangement reasonably proposed by Buyer under which (i) Buyer would obtain, without violating law, the economic claims, rights and benefits, net of the amount of any related Tax costs and any other liabilities or obligations imposed on the Sellers or any of their Affiliates, under the Deferred Item and (ii) to the extent Buyer obtains all of such economic claims, rights and benefits, Buyer would assume any related economic burden, including the amount of any related Tax costs and any other liabilities or obligations imposed on the Sellers or any of their Affiliates, with respect to the Deferred Item. If the other party(ies) to any such Deferred Contract in question subsequently consents to the assignment of such Deferred Contract to Buyer (or one of its Affiliates) (without any modifications thereto which are adverse to Buyer or such Affiliate unless agreed to in writing by Buyer), then at such time such Deferred Contract will be deemed an Acquired Asset hereunder and Buyer (or such Affiliate) will agree to assume and perform all Liabilities described in Section 2.1(d) with respect to such Deferred Contract arising after the Closing to the extent Buyer was receiving the benefits under such Deferred Contract and, if not, after the date of such consent.

2.6    Works Council Matters.

(a)    GB Ltd. and Buyer acknowledge that, under the labor Laws of France, the works council and the health and safety committee of Greatbatch France will need to be informed and consulted (the “Consultation Process”) in advance of any final decisions being taken with respect to the offer made by Buyer to acquire the Equity Interests of Greatbatch France.

(b)    Notwithstanding anything to the contrary contained in this Agreement, unless and until Greatbatch Switzerland has decided to execute and deliver to Buyer the French Acceptance Notice (which shall not occur until the end of the Consultation Process in France, i.e., until the works council and the health and safety committee of Greatbatch France have rendered a clear opinion in writing or until Greatbatch France reasonably concludes that, as a matter of French Law, the works council and health and safety committee of Greatbatch France are deemed to have been consulted and to have rendered a negative opinion, in accordance with the provisions of French Law), (i) the provisions of this Article II shall not be effective with respect to the Equity Interests of Greatbatch France, (ii) for the purpose of this Article II, Greatbatch France shall not be considered an Acquired Company (but upon receipt of the French Acceptances Notice, Greatbatch France will be deemed to have been an Acquired Company since the date hereof), and (iii) the Purchase Price shall be reduced by the French Purchase Price. On the terms and conditions set forth in the offer letter attached as Exhibit G hereto (the “French Offer Letter”), Buyer has irrevocably offered to acquire the Equity Interests of Greatbatch France for a purchase price determined pursuant to Section 2.2(c)(vi) (the “French Purchase Price”) and to have the provisions of this Article II apply to the Equity Interests of Greatbatch France following Greatbatch Switzerland’s decision to accept, at its own discretion, Buyer’s irrevocable offer as set out in the French Offer Letter (as may be amended by express agreement between the Parties in the event that points arise during the Consultation Process, as set forth in the French Offer Letter). It is understood that in entering into this Agreement, Greatbatch Switzerland is not in any regard bound to accept Buyer’s irrevocable offer as set out in the French Offer Letter. Only upon delivery to Buyer of the executed French Acceptance Notice attached as Schedule 2 to the French Offer Letter (the “French Acceptance Notice”) prior to the expiration of the Exercise Period (as defined in the French Offer Letter), shall this Article II be effective with respect to the Equity Interests of Greatbatch France and shall Greatbatch France be included from the date hereof as an Acquired Company, as though, in each case, it had always been so included, and the Purchase Price shall no longer be reduced by the French Purchase Price.

(c)    Buyer shall reasonably cooperate with GB Ltd. and its relevant Affiliates in connection with the Consultation Process, including timely provision of any required information relating to Buyer in respect of such Consultation Process and, as the case may arise, participation in any relevant works council or health and safety committee meeting.

2.7    Further Assurances. At any time and from time to time after the Closing Date, as and when reasonably requested by either Party hereto, the other Party shall promptly execute and deliver, or cause to be executed and delivered, all such documents, instruments and certificates and shall take, or cause to be taken, all such further or other actions, as are necessary to evidence and effectuate the transactions contemplated by this Agreement at the cost and expense of the Party that was required to take such action in the first instance, including transferring to the Buyer any Acquired Asset that was not transferred to Buyer at the Closing.

2.8    Right to Withhold. Buyer and its Affiliates shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement as may be required to be deducted or withheld with respect to the making of such payment under any applicable Law. To the extent that any amounts are so deducted or withheld and paid over to the appropriate Governmental Entity, the deducted or withheld amounts shall be treated for all purposes under this Agreement as having been paid to the person or entity in respect of which such deduction or withholding was required. Buyer shall notify GB Ltd. at least five (5) days prior to making any payments of consideration for the Acquired Assets or Equity Interests under this Agreement that it intends to withhold amounts from such payment and shall reasonably cooperate with the Sellers to reduce or eliminate such withholding obligation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF GB LTD.

GB Ltd. represents and warrants to Buyer, as of the date hereof and as of the Closing, that, except as set forth in the disclosure schedule provided by GB Ltd. to Buyer concurrently with the execution of this Agreement (the “Disclosure Schedule”):

3.1    Organization, Qualification and Corporate Power.

(a)    Sellers. Each of the Sellers is an entity duly organized or incorporated, validly existing and, where applicable, in good standing under the Laws of its respective jurisdiction of organization or incorporation and is duly qualified to conduct business under the Laws of each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities, in each case as they relate to the AS&O Business, makes such qualification necessary, except for any such failures to be qualified that would not have an AS&O Business Material Adverse Effect. Each of the Sellers has all requisite corporate, limited liability company or other entity, as applicable, power and authority, where such concepts are applicable, to carry on the business in which it is now engaged and to own and use the properties now owned and used by it.

(b)    Acquired Companies. Each of the Acquired Companies is a corporation, limited liability company or other entity duly organized or incorporated, validly existing and, where applicable, in good standing under the Laws of its respective jurisdiction of organization or incorporation and is duly qualified to conduct business under the Laws of each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification necessary, except for any such failures to be qualified that would not have an AS&O Business Material Adverse Effect. Each of the Acquired Companies has all requisite corporate, limited liability company or other entity, as applicable, power and authority to carry on the business in which it is now engaged and to own and use the properties now owned and used by it.

(c)    Organizational Documents. GB Ltd. has made available to Buyer correct and complete copies of the memorandum and articles of association, corporate charter and bylaws or similar organizational documents (as amended to the date of this Agreement) of each Acquired Company. None of the Acquired Companies is in material default under or in material violation of any provision of its memorandum or articles of association, corporate charter or bylaws or similar organizational documents.

3.2    Capitalization; Title to Property.

(a)    The capitalization of each of the Acquired Companies is set forth on Section 3.2(a) of the Disclosure Schedule. All of the issued and outstanding Equity Interests, and all of the issued and outstanding equity interests of each subsidiary of a First Tier Acquired Company, are duly authorized, validly issued, fully paid and nonassessable, in each case, where such concepts are applicable. Except for the Equity Interests, there are no outstanding equity interests or Derivative Securities of any of the Acquired Companies that are not owned by a Seller or another Acquired Company. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which GB Ltd. or any of its subsidiaries or any other person or entity is a party or which are binding upon GB Ltd. or any of its subsidiaries or any other person or entity providing for the issuance, disposition or acquisition of any equity interests of any Acquired Company. There is no outstanding or authorized security, equity appreciation, phantom equity or other right (i) providing for the issuance, disposition or acquisition of any equity interests or Derivative Securities of any Acquired Company, (ii) that gives any person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the holders of equity interests or Derivative Securities of any Acquired Company or (iii) that is or may become convertible into or exchangeable for any equity securities of the Acquired Companies. There are no agreements, voting trusts or proxies with respect to the voting, or registration under the Securities Act of 1933, as amended, of the Equity Interests or the equity interests of each of subsidiary of a First Tier Acquired Company (and as of the Closing, other than Integer Ireland Medical Limited and Star Guide Limited).

(b)    All of the issued and outstanding Equity Interests are owned of record and beneficially by one of the Equity Interest Sellers, and in each case such Equity Interest Seller has good and valid title to the Equity Interests owned by it, free and clear of any Security Interest, contractual restriction or covenant, option or other claim (whether arising by contract or by operation of Law), other than applicable securities Law restrictions or as set forth on Section 3.2(b) of the Disclosure Schedule, and, at the Closing, Buyer will acquire from the Equity Interest Sellers good and valid title to the Equity Interests of each of the First Tier Acquired Companies, free and clear of any Security Interest. All of the issued and outstanding equity securities and Derivative Securities of each subsidiary of a First Tier Acquired Company (and as of the Closing, other than Integer Ireland Medical Limited and Star Guide Limited) are owned of record and beneficially by one of the First Tier Acquired Companies, and in each case such First Tier Acquired Company has good and valid title to the equity securities of such subsidiary, free and clear of any Security Interest, contractual restriction or covenant, option or other claim (whether arising by contract or by operation of Law), other than applicable securities Law restrictions or as set forth on Section 3.2(b) of the Disclosure Schedule. None of the Equity Interests or equity securities of any subsidiary of any First Tier Acquired Company (and as of the Closing, other than Integer Ireland Medical Limited and Star Guide Limited) was offered, issued, sold and delivered (i) other than in compliance with all applicable securities Laws or (ii) in violation of, and is not subject to, any preemptive, anti-dilution or subscription rights.

(c)    GB Ltd. and each of the other Asset Sellers, as applicable, has good and marketable title to, or a valid leasehold interest in, the Acquired Assets of GB Ltd. or such other Asset Seller, free and clear of any Security Interests, other than as set forth on Section 3.2(c) of the Disclosure Schedule. At the Closing, other than as set forth on Section 3.2(c) of the Disclosure Schedule, Buyer will acquire from the Asset Sellers good and valid title to the Acquired Assets, free and clear of any Security Interest.

3.3    Authority. Each Seller has all requisite corporate, limited liability company or other entity, as applicable, power and authority to execute and deliver this Agreement or the Ancillary Agreements to which it is a party and each Seller has all requisite corporate, limited liability company or other entity, as applicable, power and authority to perform its obligations hereunder or under the Ancillary Agreements to which it is a party. The execution and delivery of this Agreement or the applicable Ancillary Agreements by each Seller that is a party hereto or thereto, the performance by each such Seller of its obligations hereunder or under the Ancillary Agreements to which such Seller is a party and the consummation by each such Seller of the transactions contemplated hereby or thereby have been duly and validly authorized by all necessary corporate, limited liability company or other entity, as applicable, action on the part of each such Seller and the holders of its equity interests, if required under applicable Law. This Agreement has been, and the Ancillary Agreements, when executed and delivered by the applicable Seller, will be, duly and validly executed and delivered by such applicable Seller that is a party hereto or thereto and, assuming this Agreement and the Ancillary Agreements constitute the valid and binding agreement of Buyer, constitute or, when executed and delivered, will constitute the valid and binding obligations of such Seller that is a party hereto or thereto enforceable against such Seller that is a party hereto or thereto in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

3.4    Noncontravention. Subject to compliance with:

(a)    the applicable requirements of the Hart-Scott-Rodino Act; and

(b)    applicable foreign Antitrust Laws;

(c)    neither the execution and delivery of this Agreement or any Ancillary Agreement by GB Ltd. or any other Seller, nor the consummation by GB Ltd. or any other Seller of the transactions contemplated hereby or thereby, will:

(i)    conflict with or violate any provision of the charter, memorandum or articles of association, bylaws or other organizational documents of any Acquired Company or any Seller;

(ii)    require on the part of any Acquired Company or any Seller any filing with, or any permit, authorization, consent or approval of any Governmental Entity, except as set forth on Section 3.4(c)(ii) of the Disclosure Schedule or for any filing, permit, authorization, consent or approval which if not obtained would not have an AS&O Business Material Adverse Effect;

(iii)    conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, subsidy, indenture, agreement, mortgage for borrowed money, instrument of Indebtedness or Security Interest to which any Acquired Company or any Seller is a party or by which any Acquired Company or any Seller is bound or to which any of their respective assets is subject, except as set forth on Section 3.4(c)(iii) of the Disclosure Schedule or for any conflict, breach, default, acceleration, right to accelerate, termination, modification, cancellation, notice, consent or waiver which would not have an AS&O Business Material Adverse Effect; or

(iv)    violate any order, writ, injunction or decree specifically naming, or statute, rule or regulation applicable to, any Acquired Company or any Seller or any of their respective properties or assets, except for any violation that which would not have an AS&O Business Material Adverse Effect.

3.5    Subsidiaries. Other than any Acquired Company that is a subsidiary of another Acquired Company and other than as set forth on Section 3.5 of the Disclosure Schedule, none of the Acquired Companies controls, directly or indirectly, or has any direct or indirect equity participation in, any corporation, limited liability company, partnership, trust or other business association.

3.6    Financial Information. Attached to Section 3.6 of the Disclosure Schedule is (a) an unaudited statement of net assets acquired for the AS&O Business as of March 30, 2018 (the “Most Recent Balance Sheet” and the date of such Most Recent Balance Sheet, March 30, 2018, is referred to herein as the “Balance Sheet Date”), and the related unaudited pro forma statement of profit and loss for the AS&O Business for the three (3)-month period then ended (the “AS&O Business Income Statement”) and (b) an unaudited statement of net assets acquired for the AS&O Business as of December 29, 2017 and the related unaudited pro forma statement of profit and loss for the twelve (12)-month period then ended (together with the financial statements described in clause (a), the “Financial Information”). Except as set forth on Section 3.6 of the Disclosure Schedule, the Financial Information has been prepared from, and is consistent with, the books and records of Integer and its subsidiaries and has been prepared in accordance with U.S. GAAP, consistently applied, and presents fairly in all material respects the net assets acquired and results of operations of the AS&O Business as of the times and for the periods referred to therein, subject to the absence of footnote disclosures and other presentation items, none of which would, alone or in the aggregate, be material to the business, operations, assets, liabilities, financial condition or operating results of the AS&O Business. The items of Indebtedness of the Acquired Companies outstanding as of the date hereof is set forth on Section 3.6 of the Disclosure Schedule.

3.7    Absence of Certain Changes.

(a)    Except as contemplated by Section 5.3 of this Agreement or listed on Section 5.3(a) of the Disclosure Schedule, since the Balance Sheet Date:

(i)    there has not been any change, effect or circumstance that has had or would reasonably be expected to have an AS&O Business Material Adverse Effect; and

(ii)    the AS&O Business has been conducted, in all material respects, in the Ordinary Course of Business.

(b)    Without limiting the generality of the foregoing, except as set forth in Section 3.7(b) of the Disclosure Schedule and except as contemplated by Section 5.3 of this Agreement or listed on Section 5.3(a) of the Disclosure Schedule, since the Balance Sheet Date, no Seller or Acquired Company has taken any of the following actions or permitted any of the following actions to be taken:

(i)    (A) in the case of any Asset Seller, amended its charter, bylaws or other organizational documents in a manner that would have a material adverse effect on the transactions contemplated by this Agreement; and (B) in the case of any Acquired Company, amended its charter, bylaws or other organizational documents;

(ii)    amended in any material respect, terminated or canceled (other than by virtue of expiration in accordance with its terms), or waived any material right or accelerated any material obligation (in each case, other than in the Ordinary Course of Business) under any Designated Contract, Deferred Contract or Lease or any other contract or agreement that is material to the AS&O Business taken as a whole;

(iii)    sold, assigned or transferred any material: (A) assets related to the AS&O Business to any person or entity or (B) portion of the Acquired Assets or any assets of any of the Acquired Companies, other than the sale of goods and services in the Ordinary Course of Business;

(iv)    waived any rights of material value to the AS&O Business, taken as a whole;

(v)    issued, sold or transferred (x) any Equity Interests or other equity securities of any Acquired Company or (y) any securities (whether debt or equity) convertible into, or exchangeable for, Equity Interests or other equity securities of any Acquired Company or warrants, options or other rights to acquire Equity Interests or other equity securities of any Acquired Company (this clause (y), “Derivative Securities”);

(vi)    declared or paid any dividends or made any distributions on Equity Interests or other equity securities of any Acquired Company, or redeemed or purchased any shares of Equity Interests or other equity securities of any Acquired Company, except for dividends, distributions or redemptions paid with respect to the Equity Interests solely in cash, cash equivalents or other short term liquid investments;

(vii)    except as required by Law or as required pursuant to collective bargaining agreements or agreements with works council set forth in Section 3.15(a) of the Disclosure

Schedule, (A) granted any rights to severance benefits, retention, change in control or termination pay to any director, officer, employee or individual independent contractor of the AS&O Business or increased benefits payable or potentially payable to any such director, officer, employee or individual independent contractor of the AS&O Business under any previously existing severance benefits, retention, change in control or termination pay arrangements, except as shall remain an obligation of GB Ltd. or Integer after the Closing, or (B) increased the salary, bonuses or other compensation or benefits to any director, officer, employee or individual independent contractors of the AS&O Business, other than base compensation increases made in the Ordinary Course of Business;

(viii)    except in the Ordinary Course of Business or in accordance with the AS&O Business’ capital expenditure budget attached to Section 3.7(b)(viii) of the Disclosure Schedule, made any capital expenditures or commitments therefor with respect to the AS&O Business;

(ix)    acquired any entity, material assets or line of business (whether by the acquisition of stock, the acquisition of assets, merger or otherwise), in whole or in part, other than acquisitions by the Sellers that have not or will not become integrated into the AS&O Business;

(x)    entered into any employment, compensation, change in control or deferred compensation agreement (or any amendment to any such existing agreement) with any officer, employee or individual independent contractor of the AS&O Business whose annual base compensation exceeds $200,000, except as shall remain an obligation of GB Ltd. or Integer after the Closing;

(xi)    established, adopted, entered into, terminated or materially amended the terms of any existing AS&O Business Benefit Plan, except as required by Law;

(xii)    made or changed any Tax election, changed any Tax accounting principles, methods or practices, filed any amended Tax Return, entered into any closing agreement, Tax sharing agreement or Tax indemnity agreement, waived or extended any statute of limitations with respect to Taxes, settled or compromised any Tax claim or assessment, surrendered any right to claim a refund of Taxes, incurred any Tax liability other than in the Ordinary Course of Business, applied for or obtained any Tax ruling, prepared and filed any Tax Return in a manner inconsistent with past practice, except as permitted under Section 9.1(a) of this Agreement, or taken any other similar action relating to the filing of any Tax Return or the payment of any Tax, in each case, with respect to the Acquired Companies or the Acquired Assets;

(xiii)    materially changed the accounting principles, methods or practices of the AS&O Business, except in each case to conform to changes in U.S. GAAP or applicable local generally accepted accounting principles;

(xiv)    sold, assigned, transferred, licensed, abandoned, or otherwise disposed of or otherwise reduced the scope of the AS&O Business IP, or any license to an IP Holder of any AS&O Business IP that is licensed to (and not owned by) that IP Holder, other than (x) abandonment of immaterial Designated Intellectual Property during prosecution or at the end of its statutory term in the Ordinary Course of Business, or (y) non-exclusive licenses granted to customers in the Ordinary Course of Business;

(xv)    entered into any contract of the type described in Section 3.13(a); or

(xvi)    entered into any agreement or commitment with respect to any of the matters referred to in paragraphs (i) through (xv) of this Section 3.7.

3.8    Undisclosed Liabilities. Except as set forth on Section 3.8 of the Disclosure Schedule, none of the Acquired Companies or the AS&O Business has any debts, liabilities, obligations or commitments of any type or nature whatsoever, regardless of whether pecuniary, asserted or unasserted, accrued or unaccrued, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, incurred or consequential, known or unknown and whether due or to become due, except for (a) those which are specifically reflected or reserved against in the Most Recent Balance Sheet as of the Balance Sheet Date; (b) those which have been incurred in the Ordinary Course of Business since the Balance Sheet Date (none of which relates to breach of contract, breach of warranty, tort, infringement or violation of Law); or (c) Excluded Liabilities.

3.9    Tax Matters.

(a)    Each Asset Seller and each Acquired Company has (i) duly and timely filed, or has had filed on its behalf, (taking into account any timely and valid extension of time within which to file) with the appropriate Taxing Authority all income and other material Tax Returns required to be filed by it or in respect of its assets and operations, and such Tax Returns are true, correct and complete in all material respects, (ii) paid all Taxes (whether or not shown on any Tax Return) due and owing by it, and (iii) in all material respects complied with all applicable Tax Laws with respect to the withholding of Taxes and has, in the manner prescribed by Law, withheld and timely paid over to the proper Taxing Authority all amounts required to be so withheld and paid over under applicable Law.

(b)    Except as set forth on Section 3.9(b) of the Disclosure Schedule, no examination, audit, claim, assessment, levy, administrative or judicial proceeding is currently in progress regarding Taxes of any Asset Seller with respect to the Acquired Assets or the AS&O Business or any Acquired Company or, to the extent relating to the Acquired Assets or the AS&O Business, of any consolidated, combined or unitary group for a period for which the activities of any Acquired Company were included on the Tax Return of such group by any Taxing Authority. None of the Asset Sellers or Acquired Companies or the members of any consolidated, combined or unitary group with which any Acquired Company has filed group Tax Returns has been notified in writing by any Taxing Authority that the Taxing Authority intends to initiate such an examination, audit, claim, assessment, levy, administrative or judicial proceeding.

(c)    No Acquired Company has received written notice of any claim by any Taxing Authority in a jurisdiction where such Acquired Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(d)    Each of the Acquired Companies, except for any Tax Return of any Acquired Company that is a Tax Return of a consolidated, combined or unitary group that includes any person other than an Acquired Company, has made available to Buyer accurate and complete copies of all income and all other material Tax Returns filed by such Acquired Company during the past three (3) years and all material correspondence relating to such Acquired Company with any Taxing Authority, in each case, to the extent attributable to taxable periods for which the statute of limitations has not run.

(e)    None of the Acquired Companies is or has been a member of a group with which it has filed or been included in a combined, consolidated or unitary income Tax Return other than a group the common parent of which was GB Ltd. or an Affiliate thereof. None of the Acquired Companies is liable for the Taxes of any person other than GB Ltd. and its subsidiaries (i) under Reg. § 1.1502-6 (or any similar provision of state, local or foreign Law) by reason of it having been a member of any group on or prior to the Closing Date, (ii) by reason of any contract entered into prior to the Closing, or (iii) by reason of assumption, transferee or successor liability, operation of Law or otherwise with respect to an event or transaction occurring prior to the Closing.

(f)    The Acquired Companies will not be required to include any item in income, or exclude any item of deduction, in any taxable period (or portions thereof) after the Closing Date as a result of (i) entering into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or foreign Law) on or prior to the Closing Date, (ii) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any similar provision of state, local or foreign Law), (iii) any installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, (v) any use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (vi) election by any of the Acquired Companies under Code §108(i), (vii) any adjustments pursuant to Section 481(a) of the Code or any similar provision of Law as a result of a change in method of accounting with respect to any period ending on or prior to the Closing.

(g)    None of the Acquired Companies or Asset Sellers (the latter only with respect to any Acquired Asset) has (i) extended or waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency which waiver or extension remains in effect, or (ii) except as set forth on Section 3.9(g) of the Disclosure Schedule, made or entered into any consent or agreement as to Taxes that will remain in effect following the Closing Date.

(h)    None of the Acquired Companies has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares intended to qualify for tax-free treatment under Section 355 of the Code occurring within the two (2)-year period ending on the date of this Agreement or otherwise as part of a plan that includes the transactions contemplated by this Agreement.

(i)    Each Acquired Company, and each Seller with respect to the AS&O Business, has, in all material respects, correctly classified those individuals performing services as employees, leased employees, independent contractors or agents (including for the purpose of applicable employment, labor or social security Laws).

(j)    Each agreement, contract, plan, or other arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code to which any Acquired Company, or any Seller with respect to the AS&O Business, is a party (collectively, a “409A Plan”) complies with and has been maintained in accordance with the requirements of Section 409A(a)(2), (3), and (4) of the Code and any U.S. Department of Treasury or Internal Revenue Service guidance issued thereunder and no amounts under any such 409A Plan is or has been subject to the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code. No Acquired Company, and no Seller with respect to the AS&O Business, has any actual or potential obligation to reimburse, indemnify or otherwise ‘‘gross-up’’ any person for the interest or additional tax set forth under Section 409A(a)(1)(B) or Section 4999 of the Code.

(k)    No Acquired Company, and no Seller with respect to the AS&O Business, is or has been a party to any “reportable transaction” as defined in Code §6707A(c)(1) and Regulation §1.6011-4(b).

(l)    No Acquired Company, and no Seller with respect to the AS&O Business, is subject to income Tax in any country other than the country of its incorporation (or political subdivision thereof) by virtue of (A) having a permanent establishment or other place of business or (B) having a source of income in such other country.

(m)    The U.S. federal income tax classification of each Acquired Company is set forth on Section 3.9(m) of the Disclosure Schedule.

(n)    Except as set forth on Section 3.9(n) of the Disclosure Schedule, no Acquired Company, and no Seller with respect to the AS&O Business, is a party to or bound by any Tax allocation, sharing, or similar agreement.

(o)    Except as set forth on Section 3.9(o) of the Disclosure Schedule, each Acquired Company, and each Seller with respect to the AS&O Business, has properly (i) collected and remitted sales, use, valued added and similar Taxes with respect to sales or leases made or services provided to its customers and (ii) for all sales, leases or provision of services that are exempt from sales, use, valued added and similar Taxes and that were made without charging or remitting sales, use, valued added or similar Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale, lease or provision of services as exempt.

3.10    Tangible Personal Property. One or more of the Acquired Companies or the Asset Sellers has good and valid title to, a valid leasehold interest in or a valid license to use, (a) all of the tangible Acquired Assets and (b) all other tangible personal property that is reflected on the Most Recent Balance Sheet (other than inventory sold and supplies consumed in the Ordinary Course of Business since the Balance Sheet Date). Other than as is set forth in Section 3.10 of the Disclosure Schedule, such tangible personal property is free and clear of all Security Interests and has been maintained, in all material respects, in accordance with normal industry practice, and is suitable, in all material respects, for the purposes for which it presently is used.

3.11    Real Property.

(a)    Owned Real Property. Section 3.11(a) of the Disclosure Schedule lists all real property owned, including any Owned Facilities, by any of the Acquired Companies or included in the Acquired Assets (the “Owned Real Property”). Except as set forth on Section 3.11(a) of the Disclosure Schedule, GB Ltd., the applicable Asset Seller or the applicable Acquired Company, as the case may be, has good and indefeasible fee simple title to the Owned Real Property, free and clear of all Security Interests, except those that will be released on or before the Closing Date, and except for those items set forth on Section 3.11(a) of the Disclosure Schedule, none of GB Ltd., the Asset Sellers or the Acquired Companies have entered into any lease, sublease, license, option, right, concession or other similar agreement granting to any person or entity the present or future right to materially use or materially occupy such Owned Real Property or any portion thereof.

(b)    Leased Property. Section 3.11(b) of the Disclosure Schedule lists all real property leased or subleased to any of the Acquired Companies or included in the Acquired Assets (the “Leased Property”). GB Ltd. has made available to Buyer correct and complete copies of all leases and subleases (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) listed on Section 3.11(b) of the Disclosure Schedule (including all Assigned Real Property Leases) (the “Leases”). With respect to each such Lease:

(i)    the Lease is a valid, binding and enforceable obligation of GB Ltd., the applicable Asset Seller or the applicable Acquired Company, as the case may be;

(ii)    no material construction, alteration or other leasehold improvement work that was initiated by any Asset Seller or Acquired Company with respect to such Lease remains to be performed or paid for by any Asset Seller or Acquired Company to the extent due and payable, unless contested in good faith;

(iii)    To Sellers’ Knowledge, none of GB Ltd., any other Asset Seller, any Acquired Company or any other party to the Lease is in breach or default in any material respect and, to Sellers’ Knowledge, no event has occurred which, with notice or lapse of time or both, would constitute a breach or default in any material respect or permit termination, material modification or material acceleration thereunder; and

(iv)    none of GB Ltd., any other Asset Seller or any Acquired Company has assigned, transferred, conveyed, mortgaged, licensed, deeded in trust or encumbered any interest in the leasehold or subleasehold to the Lease;

(c)    Improvements. Except as set forth on Section 3.11(c) of the Disclosure Schedule, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Leased Property or Owned Real Property (the “Improvements”) are in all material respects in good condition and repair and are sufficient for the continued conduct of the AS&O Business after Closing in substantially the same manner as conducted prior to Closing. There are no structural deficiencies or, to Sellers’ Knowledge, latent defects affecting the Improvements which would prevent the continued conduct of the AS&O Business after Closing in substantially the same manner as conducted prior to Closing.

3.12    Intellectual Property.

(a)    Section 3.12(a) of the Disclosure Schedule lists, as of the date hereof, all (i) Designated Intellectual Property and (ii) material proprietary Software. Except as set forth on Section 3.12(a) of the Disclosure Schedules, the relevant IP Holder(s) exclusively own, or license or otherwise possess the right to use, pursuant to a valid and enforceable written agreement, the Designated Intellectual Property (and for each, Section 3.12(a) of the Disclosure Schedule specifies the owner and, as applicable, the corresponding agreement). Unless otherwise listed as “abandoned” or “expired” in Section 3.12(a) of the Disclosure Schedule, the Designated Intellectual Property is subsisting and, to Sellers’ Knowledge, if issued or registered, is valid and enforceable.

(b)    The IP Holders collectively own, except as set forth on Section 3.12(a) of the Disclosure Schedules, exclusively, all right, title and interest under, in and to the AS&O Business IP, excluding AS&O Business IP that is exclusively licensed to an IP Holder, free and clear of Security Interests, other than (i) non-exclusive licenses that are either specified in Section 3.12(b) of the Disclosure Schedule or are Covered Licenses or (ii) Security Interests as set forth on Section 3.12(b) of the Disclosure Schedule, and, at the Closing, Buyer or the Acquired Companies will exclusively own, except as set forth on Section 3.12(a) of the Disclosure Schedules, and have good and valid title under, in and to such AS&O Business IP and, with respect to AS&O Business IP that is exclusively licensed to an IP Holder, will have the valid and enforceable right to use such AS&O Business IP pursuant to such exclusive license agreement. An IP Holder holds valid and enforceable written licenses to AS&O Business IP that is licensed, or purported to be licensed, to such IP Holder. Except for the licenses being granted under the Non-AS&O Product Supply Agreement, the AS&O Business IP includes all the Intellectual Property used or held for use in, or that is necessary to conduct, the AS&O Business as currently conducted. Other than Greatbatch Switzerland, which is also an Asset Seller, no Equity Interest Seller owns any Intellectual Property used, or held for use, primarily in the conduct of, or otherwise primarily related to, the AS&O Business.

(c)    Each of the IP Holders has taken and does take commercially reasonable measures to protect and maintain the AS&O Business IP, including the confidentiality and value of any Trade Secrets that are primarily related to the AS&O Business. To Sellers’ Knowledge, there has not been any disclosure of, or access to, any such Trade Secret to any person or entity in a manner that has resulted or is likely to result in the loss of trade secret or other rights in and to such information, except for any disclosures or accesses that would not result in a liability or loss of any material Trade Secrets or any other rights that are material to the AS&O Business.

(d)    Except as set forth on Section 3.12(d)(i) of the Disclosure Schedule, no Seller or Acquired Company, nor the conduct of the AS&O Business, was or is infringing, misappropriating or otherwise violating any Intellectual Property of any person or entity. Except as set forth on Section 3.12(d)(ii) of the Disclosure Schedule, to Sellers’ Knowledge, no person or entity has infringed, misappropriated or otherwise violated any AS&O Business IP in any material respect.

(e)    Since January 1, 2015, there have not been any incidents of security breaches or other unauthorized access with respect to any company information technology systems,

including with respect to any data or other information (including any personal data or other sensitive information) contained therein or transmitted thereby (or to Sellers’ Knowledge, any vendor or other service provider of any Seller or Acquired Company to the extent relating to or impacting the AS&O Business), or any Trade Secrets or any other Intellectual Property of any Seller or Acquired Company. Each Seller and each of the Acquired Companies has taken all commercially reasonable steps as appropriate to ensure that its business operations are in compliance with the General Data Protection Regulation by 25 May 2018. No personal data or other sensitive information subject to requirements under the General Data Protection Regulation or any other applicable Laws in the custody, control or possession of any Seller or any Acquired Companies has at any time been transferred, processed or stored outside the European Economic Area, otherwise than in compliance with the General Data Protection Regulation or applicable Laws.

3.13    Contracts.

(a)    As of the date hereof, except as set forth in Section 3.13(a) of the Disclosure Schedule, no Acquired Company and, with respect to the operation or conduct of the AS&O Business, neither GB Ltd. nor any other Asset Seller is a party to any:

(i)    agreement (or group of related agreements with the same person or entity or one or more of GB Ltd., any of the other Asset Sellers or any of the Acquired Companies) for the lease of personal property from or to third parties providing for lease payments the remaining unpaid balance of which is in excess of $500,000, other than agreements that can be terminated by GB Ltd., such Acquired Company or such Asset Seller, as applicable, on thirty (30) or fewer days’ notice without payment by GB Ltd., such Acquired Company or such Asset Seller of any penalty;

(ii)    agreement (or group of related agreements with the same person or entity or one or more of GB Ltd., any of the other Asset Sellers or any of the Acquired Companies): (A) for the purchase by or from any Acquired Company, GB Ltd. or any of the other Asset Sellers of products or services under which the undelivered balance of such products and services is (or is reasonably expected to be) in excess of $500,000, other than (I) any such contracts and agreements that can be terminated by GB Ltd., such Acquired Company or such Asset Seller, as applicable, on ninety (90) or fewer days’ notice without payment by GB Ltd., such Acquired Company or such Asset Seller of any penalty, or (II) any purchase orders relating to the supply of goods and services to the AS&O Business in the Ordinary Course of Business; or (B) with any material sole source suppliers to the AS&O Business;

(iii)    agreement establishing a partnership, joint venture, strategic alliance, revenue-sharing or similar agreement;

(iv)    agreement (or group of related agreements with the same person or entity or one or more of GB Ltd., any of the other Asset Sellers or any of the Acquired Companies) under which (A) it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness, other than intercompany Indebtedness that will be eliminated or terminated effective as of the Closing pursuant to Section 5.7 of this Agreement, or (B) it has granted a Security Interest on any of the assets, tangible or intangible, of the AS&O Business;

(v)    agreement (A) that prohibits or purports to limit or restrict the AS&O Business (or, in relation to the AS&O Business, any Affiliates of any person that owns any portion of the AS&O Business) or the right or ability of any Acquired Company or, in relation to the AS&O Business, any of its Affiliates, from competing or freely engaging in any line of business or with any person or entity anywhere in the world or in any field, market, or during any period of time; (B) that prohibits or purports to limit or restrict the ability of any Acquired Company or, in relation to the AS&O Business, any of their respective Affiliates, to own, operate, source, manufacture, sell, transfer, pledge or otherwise dispose of any material assets or business; or (C) containing any “most favored nation” or “most favored customer,” requirements, take-or-pay, exclusivity, minimum volume or similar provision in favor of the other party;

(vi)    agreement involving the senior employees, executive officers or directors of any Acquired Company or (with respect to the AS&O Business) any of the Asset Sellers other than any such agreement that shall remain an obligation of GB Ltd. or Integer after the Closing;

(vii)    employment or similar agreement for the employment or engagement of any employee, director, officer or individual independent contractor on a full-time or part-time basis providing annual base compensation or consulting fees at a rate in excess of $150,000 during any 12-month period or that provides for severance benefits, except any such agreement that shall remain an obligation of GB Ltd. or Integer after the Closing;

(viii)    severance, change in control, retention, “stay pay” or termination agreement with any director, officer, employee or individual independent contractor of the AS&O Business, other than any such agreement that shall remain an obligation of GB Ltd. or Integer after the Closing;

(ix)    collective bargaining agreements and other agreements with labor organizations, unions, works council, and other employee representatives;

(x)    agreement for the sale of any assets or properties of the AS&O Business, other than agreements for the sale of goods and services in the Ordinary Course of Business;

(xi)    agreement providing for any payments that are conditioned, in whole or in part, on a change of control or sale of any Acquired Company, the AS&O Business or the Acquired Assets, other than any such agreement that shall remain an obligation of GB Ltd. or Integer after the Closing;

(xii)    agreement for the acquisition by any Acquired Company or any of the Asset Sellers of any operating business or the equity interests of any other person, other than acquisitions by any Asset Seller that have not or will not become integrated into the AS&O Business;

(xiii)    contract or agreement with any Governmental Entity, except for any permits, licenses, registrations, or authorizations utilized by the AS&O Business in the normal course of business operations;

(xiv)    contract or agreement with any Material Customer or Material Supplier, other than purchase orders relating to the supply of goods and services to the AS&O Business in the Ordinary Course of Business; or

(xv)    agreement (or group of related written agreements with the same person or one or more of GB Ltd. or any of its subsidiaries) providing for (A) any grant by GB Ltd. or any of its subsidiaries to another person of any right, permission, license, consent or covenant of non-assertion relating to or under any AS&O Business IP (other than non-exclusive licenses granted in the Ordinary Course of Business to end-user customers and distributors of any AS&O Business Product that are Covered Licenses), (B) any grant by another person (other than GB Ltd. or any of its subsidiaries) to GB Ltd. or any of its subsidiaries of any right, permission, license, consent or covenant of non-assertion relating to or under any Intellectual Property used or held for use in or related to the AS&O Business (other than standard form unmodified contracts granting non-exclusive rights to use readily available shrink wrap or click wrap Software having a replacement cost and annual license, maintenance, support and other fee of less than $50,000 in the aggregate for all such related contracts), (C) the assignment, transfer, research, development, or royalties or other fees, with respect to any AS&O Business IP, including any agreement affecting the ability of any IP Holder to enforce, own, register, license, use, transfer or otherwise exploit any Intellectual Property (including any co-existence or settlement agreements).

(b)    GB Ltd. has made available to Buyer a correct and complete copy of each agreement (as amended to the date of this Agreement) listed or required to be listed in Section 3.13(a) of the Disclosure Schedule and each other Designated Contract in effect on the date of this Agreement (the agreements listed (or required to be listed) in Section 3.13 of the Disclosure Schedule and all Leases the “Designated Contracts”, provided, however, that Leases are not required to be disclosed in response to any provision of Section 3.13(a)). Each Designated Contract is a valid, binding and enforceable obligation of GB Ltd., the applicable Acquired Company or the applicable Asset Seller, as the case may be, and, to Sellers’ Knowledge, of each other party thereto, except as the foregoing may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief, and other equitable remedies and those providing for equitable defenses. Except as set forth on Section 3.13(b) of the Disclosure Schedule, none of the Sellers or the Acquired Companies or, to Sellers’ Knowledge, any other party, is in material breach or material violation of, or material default under, any such Designated Contract; no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would result in a material breach, material violation or material default by the Sellers or the Acquired Companies or, to Sellers’ Knowledge, any other party, under any Designated Contract. Any agreements entered into between the date of this Agreement and the Closing that would have been required to be listed in Section 3.13(a) of the Disclosure Schedule had they been in effect on the date hereof shall be referred to herein as the “Subsequent Designated Contracts.” Each Subsequent Designated Contract will, on the Closing Date, be a valid, binding and enforceable obligation of GB Ltd., the applicable Acquired Company or the applicable Asset Seller, as the case may be, and, to Sellers’ Knowledge, of each other party thereto, except as the foregoing may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief, and other equitable remedies and those providing for equitable defenses. None of the Sellers or the Acquired Companies or, to Sellers’ Knowledge, any other party, will, on the Closing Date, be in material breach or material violation of, or material default under, any such Subsequent Designated Contract; and to Sellers’ Knowledge, no event will have occurred, and no circumstance or condition will exist, in each case on the Closing Date, that (with or without notice or lapse of time) would reasonably be expected to result in a material breach, material violation or material default by the Sellers or the Acquired Companies or, to Sellers’ Knowledge, any other party, under any Subsequent Designated Contract.

3.14    Litigation. Except as set forth on Section 3.14 of the Disclosure Schedule, there is no, and since January 1, 2015 there has not been any, material: (a) judgment, order, decree, stipulation or injunction specifically naming any Acquired Company or any of their its property or business (or any of its directors, officers or employees, in their capacities as such) or, relating to the AS&O Business, any Asset Seller or (b) claim, complaint, action, suit, proceeding, audit, hearing or investigation before, of or by any Governmental Entity or before any arbitrator to which GB Ltd., any Asset Seller (relating to the AS&O Business) or any Acquired Company (or any of its directors, officers or employees, in their capacities as such) is or was a party or which has been, to the Sellers’ Knowledge, threatened against GB Ltd., any other Asset Seller or any Acquired Company.

3.15    Labor Matters.

(a)    Section 3.15(a) of the Disclosure Schedule lists each collective bargaining agreement, works council agreement, or other agreement or arrangement with any employee representative body, or any unilateral undertaking, to which any Asset Seller (in relation to the AS&O Business) or any Acquired Company is a party or is bound. None of the Asset Sellers (with respect to the AS&O Business) nor any of the Acquired Companies has experienced or, to the Sellers’ Knowledge, been threatened with, since January 1, 2015, any strikes, slowdowns, work stoppages, lockouts or other collective bargaining or labor disputes and no event has occurred or circumstance exists that would reasonably be expected to provide the basis for the commencement of any such strike, slowdown, work stoppage, lockout or other collective bargaining or labor dispute. There are, and since January 1, 2015, there have been no, labor organizational or decertification activities involving employees of any Acquired Company or, with respect to the AS&O Business, any Asset Seller. Except as set forth on Section 3.15(a) of the Disclosure Schedule, (i) there are currently no material employment actions involving any Asset Seller relating to the AS&O Business or any Acquired Company and, (ii) to Sellers’ Knowledge, no such actions threatened against any Asset Sellers relating to the AS&O Business or against any of the Acquired Companies. Except as set forth on Section 3.15(a) of the Disclosure Schedule and except as contemplated by Section 2.6 of this Agreement, each of the Asset Sellers and the Acquired Companies have or prior to the Closing will have satisfied all material notice, bargaining, information, consultation and similar obligations it owes to its employees and to their representatives in connection with the transactions contemplated by this Agreement.

(b)    The Acquired Companies and, with respect to the AS&O Business, the Asset Sellers are and since January 1, 2015 have been, in compliance in all material respects with all applicable Laws relating to employment and employment practices.

(c)    Section 3.15(c) of the Disclosure Schedule lists any employee layoffs during the past three (3) years within the meaning of the WARN Act or other similar local, state or foreign Law, that has been implemented by the Asset Sellers with respect to the AS&O Business or any of the Acquired Companies. To Sellers’ Knowledge, no further such activities have been announced or are planned.

(d)    Each individual whose duties are primarily related to the AS&O Business is employed by GB Ltd., an Asset Seller or an Acquired Company. None of the Acquired Companies employs any individual whose duties are not primarily related to the AS&O Business.

3.16    Employee Benefits.

(a)    Section 3.16(a) of the Disclosure Schedule contains a complete and accurate list, by jurisdiction, of all Employee Benefit Plans sponsored, maintained, contributed to or required to be contributed to, by any Asset Seller, any Acquired Company, GB Ltd. or any of their respective ERISA Affiliates for the benefit of the AS&O Business Employees (and their beneficiaries), or under which GB Ltd., any other Asset Seller or any Acquired Company has any current or contingent liability relating to former or current employees (or the dependent or beneficiaries thereof) of the AS&O Business, including by reason of an ERISA Affiliate (the “AS&O Business Benefit Plans”). Each AS&O Business Benefit Plan that is also an Acquired Company Benefit Plan is designated as such on Section 3.16(a) of the Disclosure Schedule.

(b)    Complete and accurate copies of the following documents have been made available to Buyer with respect to all material AS&O Business Benefit Plans: (i) all current plan documents, including any related trust agreements, insurance contracts or funding arrangements, and all amendments thereto; (ii) for the most recent plan year, (A) the IRS Form 5500 and all schedules thereto and (B) actuarial or other valuation reports; (iii) the most recent IRS determination letter or opinion letter, as applicable; (iv) the most recent summary plan descriptions; (v) written summaries of all material non-written AS&O Business Benefit Plans, and (vi) details of employer contributions payable in respect of the Foreign Benefit Plans. Each AS&O Business Benefit Plan has been established, maintained, funded and administered in accordance with its terms, and, as applicable, ERISA, the Code and foreign Laws in all material respects. Each Seller and ERISA Affiliate (with respect to the AS&O Business Benefit Plans) and each Acquired Company, and the AS&O Business Benefit Plans, are in material compliance, where applicable, with the currently applicable provisions of ERISA and the Code and applicable foreign Laws.

(c)    There are no termination proceedings or other claims (except claims for routine benefits payable in the normal operation of the AS&O Business Benefit Plans and proceedings with respect to qualified domestic relations orders), suits, audits, investigations or proceedings against or involving any AS&O Business Benefit Plan or asserting any rights or claims to benefits under any AS&O Business Benefit Plan currently pending, reasonably expected, or, to

Sellers’ Knowledge, threatened involving any AS&O Business Benefit Plan except for any such termination proceedings or other claims, suits, proceedings or audits or investigations that would not and would not be material to the AS&O Business, taken as a whole.

(d)    Each AS&O Business Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the Internal Revenue Service to the effect that such AS&O Business Benefit Plan is qualified, and nothing has occurred that would cause such AS&O Business Benefit Plan to fail to be qualified under Section 401(a) of the Code, except for any failure that would not result in a liability that would be material to the AS&O Business, taken as a whole. Each AS&O Business Benefit Plan that is a Foreign Benefit Plan intended to receive favorable tax treatment under applicable Tax Laws has been qualified or similarly determined to satisfy the requirements of such Tax Laws, and each Foreign Benefit Plan required to be registered has been registered and has been maintained in all material respects in good standing with applicable Governmental Entity.

(e)    No Asset Seller, Acquired Company or any of their respective ERISA Affiliates has, or has ever had since January 1, 2013, any liability or obligation (contingent or otherwise) in respect of a Multiemployer Plan.

(f)    No AS&O Business Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and (i) no liability or obligation under Title IV of ERISA has been incurred by an Asset Seller, Acquired Company or any of their respective ERISA Affiliates that has not been satisfied in full prior to the date hereof and no condition exists that could reasonably be expected to cause the Asset Sellers, the Acquired Companies or any of their respective ERISA Affiliates to incur such liability or obligation, other than liability for premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due); (ii) no failure to satisfy the “minimum funding standards” within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred; (iii) no “reportable event” (as defined in Section 4043 of ERISA), whether or not waived, has occurred or is reasonably expected to result from the transactions contemplated hereby; (iv) all contributions required to be made to any Multiemployer Plan or any Employee Benefit Plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code have been timely made; (v) there has been no determination that any such plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA); and (vi) no notice from the PBGC relating to the funded status of any such plan or any transfer of assets and liabilities from any such plan, including in connection with the transactions contemplated herein has been received.

(g)    Except as set forth in Section 3.16(g) of the Disclosure Schedule, there are no unfunded obligations under any AS&O Business Benefit Plan other than (A) any such obligations that are obligations of GB Ltd. or constitute an Excluded Liability of any of the other Asset Sellers, and (B) those which are adequately reflected or reserved against in the Most Recent Balance Sheet as of the Balance Sheet Date or those which have been incurred in the Ordinary Course of Business since the Balance Sheet Date.

(h)    No act or omission has occurred and no condition exists with respect to any AS&O Business Benefit Plan maintained by any Asset Seller or any Acquired Company, any of their respective Affiliates or any ERISA Affiliate that would subject any Asset Seller, any

Acquired Company or ERISA Affiliate to any material fine, penalty, Tax or liability of any kind imposed under ERISA, the Code or other applicable Law (other than liabilities for benefits accrued in the Ordinary Course of Business under the terms of the AS&O Business Benefit Plans for employees of any Asset Seller or any Acquired Company, and each of their beneficiaries).

(i)    Except as set forth in Section 3.16(i) of the Disclosure Schedule, none of the AS&O Business Benefit Plans provides, and no Acquired Company has any obligation to provide, for retiree or post-employment health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state Law (“COBRA”) and at the sole expense of such participant or the participant’s beneficiary.

(j)    Except as set forth in Section 3.16(j) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall, either alone or in connection with any other event(s), (i) result in any payment or benefit becoming due to any AS&O Business Employee, (ii) increase any amount of compensation or benefits otherwise payable to any AS&O Business Employee, or (iii) result in the acceleration of the time of any payment, funding or vesting of any benefits to any AS&O Business Employee, except, in the case of clauses (i), (ii) and (iii), for any such payment, benefit, increase or acceleration that shall remain an obligation of GB Ltd. after the Closing.

(k)    Except as described in Section 3.16(k) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall, either alone or in connection with any other event(s), give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

3.17    Environmental Matters.

(a)    Except as described or identified in Section 3.17(a) of the Disclosure Schedule:

(i)    each Acquired Company and, with respect to the AS&O Business, GB Ltd. and each other Asset Seller, is, and since January 1, 2015 has been, in compliance in all material respects with all Environmental Laws;

(ii)    none of the Acquired Companies and, with respect to the AS&O Business, none of the Asset Sellers has received any written notice, report, order, directive or other request for information, regarding any material violation of or liability under any Environmental Law, and there is no pending or, to Sellers’ Knowledge, threatened civil or criminal litigation, claim, complaint, action, suit, hearing, written notice of violation or formal administrative proceeding, investigation or information request relating to any Environmental Law against any Acquired Company or, with respect to the AS&O Business, GB Ltd. or any other Asset Seller, or any of the AS&O Business Properties;

(iii)    each Asset Seller or Acquired Company holds, and since January 1, 2015 has held, and is, and since January 1, 2015 has been, in compliance in all material respects with, each of those material permits, licenses, registrations, clearances, franchises, approvals or authorizations required under Environmental Law to operate the AS&O Business and occupy the AS&O Business Properties, as such operations are currently conducted by the AS&O Business at such AS&O Business Properties;

(iv)    with respect to the AS&O Business Properties, any Acquired Company or any Asset Seller with respect to the AS&O Business, there is no existing or, to Sellers’ Knowledge, threatened order or claim, consent decree or settlement requiring the investigation or remediation of a Release of or exposure to Materials of Environmental Concern or the payment of money as a result of a Release of or exposure to Materials of Environmental Concern;

(v)    the Acquired Companies and, with respect to the AS&O Business, the Asset Sellers have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released or exposed any person to, or owned or operated any property or facility that is or has been contaminated by, any Materials of Environmental Concern, in each case so as to give rise to any material liability under Environmental Laws;

(vi)    the Acquired Companies and, with respect to the AS&O Business, the Asset Sellers have not assumed, undertaken, or otherwise become subject to, any material liability of any other person, or provided any indemnification with respect to any material liability, in each case under any Environmental Laws; and

(vii)    GB Ltd. has made available to Buyer, in the electronic data room maintained by GB Ltd. or otherwise, all environmental reports, site assessments and other documents relating to material environmental, health or safety liabilities with respect to the AS&O Business Properties, operations of the AS&O Business or the Acquired Companies which are in the possession or reasonable control of GB Ltd.

3.18    Legal Compliance.

(a)    Except as set forth on Section 3.18(a)(i) of the Disclosure Schedule, each Acquired Company and, with respect to the AS&O Business, GB Ltd. and each other Asset Seller, is, and since January 1, 2015 has been, in compliance, in all material respects, with all applicable Health Care Laws and all other applicable Laws of any federal, state or foreign government, or any other Governmental Entity, in effect with respect to the AS&O Business. None of GB Ltd., any other Asset Seller or any Acquired Company has, at any time since January 1, 2015, received written notice of any pending action, suit, proceeding, hearing, investigation, claim, demand or notice relating to the AS&O Business alleging any failure to so comply with applicable Law. Except as set forth on Section 3.18(a)(ii) of the Disclosure Schedule, no Acquired Company or, with respect to the AS&O Business, Asset Seller, has received, since January 1, 2015, any written notice of inspectional observations or adverse findings, establishment inspection reports, “warning letters,” “untitled letters,” recalls, field notifications, seizure or similar correspondence or notice from any Governmental Entity alleging or asserting material non-compliance with any applicable Health Care Laws or Health Care Permits, and there is no such action or proceeding pending or, to the Sellers’ Knowledge, threatened.

(b)    None of the Acquired Companies, GB Ltd. or any other Asset Seller, or any of their respective subsidiaries, nor any of their respective officers, directors, employees, agents, representatives, consultants, or any other person acting for or on behalf of an Acquired Company or an Asset Seller in connection with the AS&O Business, (i) since January 1, 2015, has been, or has engaged in, any dealing or transactions with, a person with whom transactions are prohibited or limited under any economic sanctions Laws, including those administered by any U.S. Governmental Entity (including, without limitation, the Office of Foreign Assets Control), the United Nations Security Council, the European Union, or Her Majesty’s Treasury or (ii) since January 1, 2015, has been organized, resident, located, or engaged in any dealings or transactions in any country or region that is, or since January 1, 2015 has been, the subject or target of a comprehensive embargo under economic sanctions Laws. Except as set forth on Section 3.18(b) of the Disclosure Schedule, since January 1, 2015, none of the Acquired Companies nor any Asset Seller has (A) made, in connection with the AS&O Business, any disclosures to any Governmental Entity under any economic sanctions Laws, Laws relating to export, reexport, transfer or import, U.S. anti-boycott Laws or anti-corruption or anti-bribery Laws; (B) been the subject of any governmental investigation or inquiry, or received any notice or internal or external allegation, regarding compliance with such Laws; or (C) been assessed any fine or penalty under such Laws.

(c)    None of the Acquired Companies and, with respect to the AS&O Business, none of GB Ltd., any other Asset Seller or any of their respective subsidiaries, nor any of their respective officers, directors, employees, agents, representatives, consultants, or any other person or entity associated with or acting for or on behalf of the AS&O Business, has in any material respect, since January 1, 2015, directly or indirectly: (i) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any Government Official, candidate for public office, political party or political campaign, for the purpose of: (A) influencing any act or decision of such Government Official, candidate, party or campaign, (B) inducing such Government Official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty, (C) obtaining or retaining business for or with any person, (D) expediting or securing the performance of official acts of a routine nature, or (E) otherwise securing any improper advantage; (ii) paid, offered or promised to pay or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature; (iii) made, offered or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (iv) established or maintained any unlawful fund of corporate monies or other properties; or (v) created or caused the creation of any false or inaccurate books and records of any Acquired Company or, with respect to the AS&O Business, GB Ltd. or any other Asset Seller related to any of the foregoing, in each case under clauses (i), (ii), (iii), (iv) or (v), in a manner that would violate any provision of any applicable anti-corruption or anti-bribery Laws.

(d)    Except as set forth on Section 3.18(d) of the Disclosure Schedule, all manufacturing operations for the AS&O Business Products conducted by or on behalf of each Acquired Company and each Seller have, at all times since January 1, 2015, been conducted in compliance in all material respects with the Quality System Regulation (21 CFR Part 820) and similar laws administered by Governmental Entities or notified bodies. No AS&O Business Product that have been manufactured or sold since January 1, 2015 is or was adulterated within the meaning of 21 U.S.C. 351 or misbranded within the meaning of 21 U.S.C. 352.

3.19    Permits. (a) Each of GB Ltd. and the other Asset Sellers, with respect to the AS&O Business, and each Acquired Company has, at all times since January 1, 2015, obtained, possessed, and maintained in good standing each material permit, license, registration, clearance, franchise or authorization from any Governmental Entity necessary for its business or operations, (b) none of GB Ltd., the other Asset Sellers or any Acquired Company is in material violation of or default under any such permit, license, registration, clearance, franchise or authorization, and (c) no such permit, license, registration, clearance, franchise or authorization will be revoked, terminated prior to its normal expiration date or not renewed solely as a result of the consummation of the transactions contemplated by this Agreement. GB Ltd., the other Asset Sellers or the Acquired Companies have, at all times since January 1, 2015, held and been in material compliance with all Health Care Permits that are required for the conduct and operation of the AS&O Business and have made all required filings with, or notifications to, all Governmental Entities pursuant to Health Care Laws. To Sellers’ Knowledge, each third party that is a supplier or contractor for GB Ltd., the other Asset Sellers or the Acquired Companies holds and is in compliance in all material respects with all Health Care Permits required by Health Care Laws insofar as they reasonably pertain to the products or services the third party provides to GB Ltd., the other Asset Sellers or the Acquired Companies in connection with the AS&O Business or the operation or conduct of the AS&O Business. There is no materially false or misleading information or significant omission in any product application or other submission related to any Health Care Permit submitted by GB Ltd., the other Asset Sellers or the Acquired Companies to any Governmental Entity administering Health Care Laws in connection with the AS&O Business or the operation or conduct of the AS&O Business. Section 3.19 of the Disclosure Schedule sets forth a true and complete list of each material permit, license, registration, clearance, franchise or authorization, including Health Care Permits and applications for product clearance or approval, from any Governmental Entity necessary for the conduct of the AS&O Business as conducted on the date hereof.

3.20    Intercompany Arrangements. Section 3.20 of the Disclosure Schedule lists all arrangements, understandings, transactions or contracts between or among GB Ltd. or any of its Affiliates, on the one hand, and (a) the AS&O Business (including the Acquired Companies) or (b) other than ordinary course employment or compensation related arrangements, any officer, director or senior employee of the AS&O Business or any Affiliate of any such officer, director or senior employee, on the other hand.

3.21    Broker’s Fees. Except for the fees payable to Piper Jaffray & Co., no Seller or Acquired Company has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

3.22    Products Liability. Except as would not have an AS&O Business Material Adverse Effect, (a) none of the Acquired Companies, or, with respect to the AS&O Business, GB Ltd. or any other Asset Sellers has received written notice of any demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation from, by or before any Governmental Entity or other person or entity relating to any product of the AS&O Business, or claim or lawsuit involving a product of the AS&O Business which is currently pending or, to Sellers’ Knowledge, threatened, by any person, (b) no product recall or post-sale warning is ongoing or under consideration by any Acquired Company or Asset Seller with respect to any product of the AS&O Business and (c) all products of the AS&O Business comply with applicable Laws, industry standards and warranties and other specifications provided to customers and other third parties. Since January 1, 2015, except as set forth in Section 3.22 of the Disclosure Schedule, no customer or other person has made a material claim relating to the repair, rework, replacement or return of, or any claim for breach of warranty in respect of, or refund of the purchase price of, any product of the AS&O Business.

3.23    Entire AS&O Business. Except (i) as set forth on Section 3.23 of the Disclosure Schedule and (ii) for the rights granted to Buyer under the Transition Services Agreement and any Deferred Items, the Acquired Assets, the assets of the Acquired Companies, and the Equity Interests collectively are all of the assets (a) used in the AS&O Business to produce the operating results of the AS&O Business depicted in the Most Recent Balance Sheet and the AS&O Business Income Statement and (b) necessary, sufficient and adequate to conduct the AS&O Business immediately following the Closing in materially the same manner as the AS&O Business is conducted as of the date hereof.

3.24    Customers and Suppliers. Section 3.24 of the Disclosure Schedule sets forth a complete and accurate list of (a) the top ten (10) customers of the AS&O Business based on revenues received by the AS&O Business for the period from January 1, 2017 through December 31, 2017 and from January 1, 2018 through March 31, 2018 (the “Material Customers”) and (b) the top ten (10) suppliers of the AS&O Business based on amounts paid to suppliers of the AS&O Business during the period from January 1, 2017 through December 31, 2017 and from January 1, 2018 through March 31, 2018 (the “Material Suppliers”). No Material Customer or Material Suppliers has notified any Seller or any Acquired Company in writing, or, to the Sellers’ Knowledge, has otherwise stated, that it intends to terminate, or materially diminish, or unfavorably alter any term (including price) of, its business relationship with the AS&O Business, and there are no, and since January 1, 2015 have not been any, material disputes between or involving the AS&O Business, on the one hand, and any Material Customer or any Material Supplier, on the other hand. GB Ltd. has made available to Buyer any material agreement in effect as of the date of this Agreement between the Sellers or any Acquired Company and a Material Customer or Material Supplier under which GB Ltd., the applicable Acquired Company or the applicable Asset Seller currently has, or may in the future have, any material rights or obligations.

3.25    Insurance. Section 3.25 of the Disclosure Schedule lists each insurance policy maintained by or for the benefit of the AS&O Business or any Acquired Company. The coverage provided by such policies satisfies, in all material respects, all applicable Laws and contractual requirements to which the Acquired Companies and, with respect to the AS&O Business, the Sellers are bound.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to GB Ltd. that:

4.1    Organization. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.

4.2    Authorization of Transaction. Buyer has all requisite limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements by Buyer and the performance by Buyer of this Agreement and the Ancillary Agreements and its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited liability company action on the part of Buyer. This Agreement has been, and the Ancillary Agreements, when executed and delivered by Buyer, will be, duly and validly executed and delivered by Buyer and, assuming this Agreement constitutes, and that the Ancillary Agreements, when executed and delivered by GB Ltd. and the applicable Sellers, will constitute, the valid and binding obligations of GB Ltd. and such Sellers, constitute or, when executed and delivered, will constitute the valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

4.3    Noncontravention. Subject to compliance with:

(a)    the applicable requirements of the Hart-Scott-Rodino Act; and

(b)    applicable foreign Antitrust Laws;

neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, will:

(i)    conflict with or violate any provision of the charter or bylaws of Buyer;

(ii)    require on the part of Buyer any filing with, or permit, authorization, consent or approval of, any Governmental Entity, except for any filing, permit, authorization, consent or approval which if not obtained or made would not prevent, or materially impair or delay, the ability of Buyer to consummate the transactions contemplated by this Agreement (a “Buyer Material Adverse Effect”);

(iii)    conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of Indebtedness or Security Interest to which Buyer is a party or by which Buyer is bound or to which any of its assets are subject, except for any conflict, breach, default, acceleration, right to accelerate, termination, modification, cancellation, notice, consent or waiver, which would not result in a Buyer Material Adverse Effect; or

(iv)    violate any order, writ, injunction or decree specifically naming, or statute, rule or regulation applicable to, Buyer or any of its respective properties or assets, except for any violation that would not result in a Buyer Material Adverse Effect.

4.4    Broker’s Fees. Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

4.5    Litigation. As of the date of this Agreement, there are no actions, suits, claims or legal, administrative or arbitratorial proceedings pending against, or, to the knowledge of Buyer, threatened against, Buyer that would result in a Buyer Material Adverse Effect.

4.6    Investment Intent. Buyer is acquiring the Equity Interests for investment for its own account and not with a view to the distribution of any part thereof. Buyer acknowledges that the Equity Interests have not been registered under U.S. federal or any applicable state securities Laws or the Laws of any other jurisdiction and cannot be resold without registration under such Laws or an exemption therefrom. Buyer further acknowledges that (a) it has knowledge and experience in financial and business matters, that it is capable of evaluating the merits and risks of an investment in the Equity Interests, and that it can bear the economic risk of an investment in the Equity Interests and (b) it has had the opportunity to conduct an independent due diligence review of the AS&O Business.

4.7    Limited Guaranty. Concurrently with the execution of this Agreement, Buyer has delivered to GB Ltd. a limited guaranty (the “Limited Guaranty”) of JLL Partners Fund VII, L.P. and Waterstreet Healthcare Partners IV, L.P. (the “Guarantors”), dated as of the date hereof in favor of GB Ltd. with respect to the performance of Buyer’s obligation (if any) to pay the Termination Fee under this Agreement. The Limited Guaranty is in full force and effect and is a valid and binding obligation of the Guarantors, enforceable against the Guarantors in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief, and other equitable remedies and those providing for equitable defenses. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Limited Guaranty.

4.8    Financing.

(a)    Buyer has received (i) an executed commitment letter from the Guarantors committing, subject to (and only to) the terms and conditions expressly set forth therein, to provide equity financing in the amounts set forth therein to Buyer (such commitment letter, the “Equity Commitment Letter” and the equity financing committed pursuant to the Equity Commitment Letter, the “Equity Financing”) and (ii) an executed Debt Commitment Letter from the Debt Financing Sources, subject to (and only to) the terms and conditions expressly set forth therein, to lend the amounts set forth therein to Buyer the purposes of financing the transactions contemplated by this Agreement.

(b)    A true, correct and complete copy of the Equity Commitment Letter, including all exhibits, schedules, and annexes thereto, is attached hereto as Exhibit H. A true, correct and complete copy of the Debt Commitment Letter, including all exhibits, schedules, and annexes thereto, is attached hereto as Exhibit I. Buyer has delivered to GB Ltd. a true, correct and complete copy of a fee letter related to the Debt Commitment Letter, which may be redacted to remove references to fee amounts, “market flex” provisions or other economic terms (provided that such redactions do not create or relate to any conditions precedent to the availability of the Debt Financing (other than the payment of such redacted fee amounts) or relate to any terms that would adversely affect the conditionality, enforceability or availability of the Debt Financing) (the “Fee Letter”). Except for the Equity Commitment Letter, there are no other agreements, side letters or arrangements in respect of the Equity Financing. Except for the Debt Commitment Letter and the Fee Letter, there are no other agreements, side letters or arrangements in respect of the Debt Financing that would reasonably be expected to adversely affect the availability of the funding of the Debt Financing contemplated by the Debt Commitment Letter other than as expressly set forth in the Debt Commitment Letter.

(c)    Assuming (i) the satisfaction of the conditions in Section 6.1 and Section 6.2 and (ii) the Equity Financing being funded in accordance with its terms and the Debt Financing being funded in accordance with its terms, at the Closing, Buyer will have sufficient funds, together with available cash on hand of Buyer, to pay all obligations of Buyer hereunder required to be paid by Buyer in connection with the consummation of the transactions contemplated by this Agreement, including (A) the amounts payable pursuant to Section 2.3 and (B) all of the fees and expenses of Buyer arising from the consummation of the transactions contemplated by this Agreement (the “Required Amount”).

(d)    The obligations of the parties committing to fund under the Commitment Letters are not subject, directly or indirectly, to any condition, other than the conditions expressly set forth in the Commitment Letters. The execution, delivery and performance of the Equity Commitment Letter by Buyer and each other party thereto, and the consummation of the transactions contemplated thereby, have been duly and validly authorized by all requisite action by Buyer and each other party thereto, and no other proceedings on the part of Buyer and each other party thereto are necessary to authorize the execution, delivery or performance of the Equity Commitment Letter by Buyer and each other party thereto. The execution, delivery and performance of the Debt Commitment Letter by Buyer, MedPlast Holdings, Inc. and, to Buyer’s knowledge, each other party thereto, and the consummation of the transactions contemplated thereby, have been duly and validly authorized by all requisite action by Buyer, MedPlast Holdings, Inc. and, to Buyer’s knowledge, each other party thereto. The Commitment Letters have been duly and validly executed and delivered by Buyer, MedPlast Holdings, Inc. and, to Buyer’s knowledge, each other party thereto, and the Commitment Letters are in full force and effect and constitute the valid and binding obligations of Buyer, MedPlast Holdings, Inc. and, to Buyer’s knowledge, each other party thereto, enforceable against Buyer, MedPlast Holdings, Inc. and each other party thereto in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses. Assuming the satisfaction of the conditions precedent to Buyer’s obligation to effect the Closing hereunder, to the knowledge of Buyer, as of the date hereof, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, could, or could reasonably be expected to, (i) constitute a default or breach on the part of Buyer or any other party thereto under any term or condition of the Commitment Letters or otherwise result in any portion of the Financing contemplated thereby to be unavailable; (ii) constitute or result in a failure to satisfy any of the terms or conditions set forth in any of the Commitment Letter; or (iii) otherwise result in any portion of the Financing not being available. As of the date hereof, neither Buyer nor MedPlast Holdings, Inc. are in breach of any of the terms or conditions set forth in the Commitment Letters. Assuming the satisfaction of the conditions precedent to Buyer’s obligation to effect the Closing hereunder, as of the date hereof, Buyer has no reason to believe that it or MedPlast Holdings, Inc. will be unable to satisfy, on a timely basis, any condition contained in the Commitment Letters required to be satisfied by it or MedPlast Holdings, Inc. for the Financing to be funded on or before the Closing Date or that the full amounts committed pursuant to the Commitment Letters will not be available as of the Closing if the conditions of closing to be satisfied by it and MedPlast Holdings, Inc. contained in the Commitment Letters are satisfied.

(e)    Prior to the date hereof, the Commitment Letters have not been amended or modified, and the commitments contained therein have not been withdrawn or rescinded in any respect, and no such amendment, modification, withdrawal or rescission is contemplated or the subject of any discussions as of the date hereof. There are no fees, expense reimbursement obligations or other amounts that are required to be paid by Buyer prior to Closing under or in respect of the Commitment Letters, and Buyer will promptly pay any and all such fees as they become due.

(f)    Notwithstanding this Section 4.8 or any other provision of this Agreement, Buyer affirms that it is not a condition to the Closing that Buyer or MedPlast Holdings, Inc. obtain financing for or related to any of the transactions contemplated hereby (including all or any portion of the Financing).

4.9    Solvency. Immediately after giving effect to the transactions contemplated by this Agreement (including the Financing and the payment of the Required Amount), assuming the accuracy of the representations and warranties set forth in Article III and the satisfaction of the conditions set forth in Sections 6.1 and 6.2, Buyer and its subsidiaries shall be (a) solvent and shall be able to pay their debts as they become due, (b) own property having a fair saleable value greater than the amounts required to pay Buyer’s and its subsidiaries’ debts, including a reasonable estimate of the amount of all contingent liabilities, and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer or any of its subsidiaries. In connection with the transactions contemplated hereby, Buyer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

4.10    No Other Representations or Warranties. Buyer hereby acknowledges and agrees that, except for the representations and warranties of the Sellers set forth in this Agreement (each as qualified by the Disclosure Schedule) and in the Ancillary Agreements (collectively, the “Express Representations”), (a) neither GB Ltd. nor any of its subsidiaries, nor any of their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, nor any other person or entity, has made or is making any express or implied representation or warranty with respect to the AS&O Business, the Acquired Companies or the Acquired Assets, including with respect to any information provided or made available to Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, or any other person or entity, and (b) neither

GB Ltd. nor any of its subsidiaries, nor any of their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, nor any other person or entity, will have or be subject to any liability or indemnification or other obligation of any kind or nature to Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, or any other person or entity, resulting from the delivery, dissemination or any other distribution to Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, or any other person or entity, or the use by Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, or any other person or entity, of any such information provided or made available to any of them by GB Ltd. or any of its subsidiaries, or any of their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, or any other person or entity, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, or any other person or entity, in the electronic data room maintained by GB Ltd., confidential information memoranda or management presentations, whether in anticipation or contemplation of the transactions contemplated by this Agreement or otherwise, and, except for the Express Representations, none of Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, or any other person or entity, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE V

PRE-CLOSING COVENANTS

5.1    Efforts; Antitrust Laws.

(a)    Subject to the terms hereof, including Section 5.1(b) (but without modifying Section 5.1(c)), GB Ltd. and Buyer shall each:

(i)    use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to (A) cause the other Party’s conditions to the Closing to be satisfied, (B) enable the Parties to satisfy their respective obligations under Section 10.6 (including the establishment of, and/or transition of New Buyer Employees to, Buyer Plans) and (C) consummate and make effective the transactions contemplated hereby as promptly as practicable;

(ii)    (A) as promptly as practicable, but in no event later than the fifth (5th) Business Day following the date hereof with respect to the filing of a Notification and Report Form for Certain Mergers and Acquisitions pursuant to the Hart-Scott-Rodino Act, take all actions necessary to file, or cause to be filed, all filings required under the Hart-Scott-Rodino Act and all applicable foreign Antitrust Laws in connection with this Agreement and the transactions contemplated hereby, and request early termination of any waiting period under the Hart-Scott-Rodino Act and, as applicable, any foreign Antitrust Laws and (B) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals required under all applicable Antitrust Laws in connection with this Agreement and the transactions contemplated hereby, in each case as promptly as practicable;

(iii)    use reasonable best efforts to make, as promptly as practicable, but in any event within ten (10) Business Days following the date hereof, all necessary filings, and thereafter use reasonable best efforts to make any other required submissions, with respect to this Agreement required under any other applicable Law; and

(iv)    use reasonable best efforts to obtain, as promptly as practicable, from any Governmental Entity any consent, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by GB Ltd., Buyer or any of their respective Affiliates in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, it being understood that, except for the payment by Buyer of all applicable filing fees, none of GB Ltd., Buyer or any of their respective subsidiaries shall be required to make any payments in connection with the fulfillment of its obligations under this paragraph.

GB Ltd. and Buyer shall cooperate with each other in connection with the making of all such filings and notices, including, except to the extent prohibited by Law or any Governmental Entity, providing copies of all such non-privileged documents to the non-filing Party and its advisors sufficiently in advance of such filing or notice to permit their review and, if revisions to such documents are provided by the non-filing Party, accepting reasonable additions, deletions or changes suggested in such revisions or otherwise in connection therewith. Except to the extent prohibited by Law or any Governmental Entity, GB Ltd. and Buyer shall furnish to each other all non-privileged information required for any application or other filing or notice to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Buyer and GB Ltd. agree that nothing contained in this Section 5.1(a) shall modify or affect their respective rights and responsibilities under Section 5.1(b) or modify or affect Buyer’s obligations under Section 5.1(c).

(b)    Subject to the terms hereof, and without modifying Section 5.1(c), Buyer and GB Ltd. shall, and shall cause each of their respective Affiliates to, respond to any government requests for information under any Antitrust Law. Except to the extent prohibited by applicable Law, or any Governmental Entity, each Party hereto will: (i) consult and cooperate with the other Parties hereto, and consider in good faith the views of the other Parties, in connection with, and provide to the other Parties in advance, any non-privileged analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto in connection with any proceedings under any Antitrust Law arising from the transactions contemplated by this Agreement, and (ii) provide the other Party with the opportunity to attend and participate in any meeting, discussion, appearance or contact with any Governmental Entity in connection with any proceedings under any Antitrust Law arising from the transactions contemplated by this Agreement. Buyer shall bear the cost of, and pay when due, the filing fees associated with such filings under the Hart Scott-Rodino Act and applicable foreign Antitrust Laws.

(c)    Without limiting the generality of Buyer’s undertaking pursuant to this Section 5.1, Buyer agrees to use its reasonable best efforts and to take any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity so as to enable the Parties hereto to close the transactions contemplated by this Agreement as promptly as possible, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of any assets, properties or businesses of Buyer or its Affiliates or any aspect of the AS&O Business or the Acquired Assets; (ii) terminating any existing relationships or contractual rights of Buyer or any of its Affiliates with respect to any Acquired Assets or any other aspect of the AS&O Business or amending or terminating any licenses or other intellectual property agreements of Buyer or any of its Affiliates or of any of the Sellers with respect to the Acquired Assets or any other aspect of the AS&O Business; or (iii) accepting any operational restrictions or limitations on the business of Buyer or any of its Affiliates or any of the Acquired Assets or any aspect of the AS&O Business or undertaking any other form of behavioral remedy, in each case, as are required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, in each case which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by this Agreement under any Antitrust Law. In addition, Buyer shall use its reasonable best efforts to defend through litigation on the merits any claim asserted in court by any Governmental Entity in order to avoid entry of, or to have vacated or terminated, any Antitrust Order (whether temporary, preliminary or permanent) that would prevent the consummation of the Closing.

(d)    Each of GB Ltd. and Buyer shall give, or shall cause their respective Affiliates to give, any notices to third parties that are not Governmental Entities, and use, and cause their respective Affiliates to use, their reasonable best efforts to obtain any third party (that are not Governmental Entities) consent, license, permit, waiver, approval, authorization or order required in connection with the transactions contemplated by this Agreement that are (i) necessary to consummate such transactions, (ii) disclosed or required to be disclosed in the Disclosure Schedule or (iii) required to prevent the occurrence of an event that would have an AS&O Business Material Adverse Effect or a Buyer Material Adverse Effect prior to or after the Closing, it being understood that neither GB Ltd. nor Buyer shall be required to make any payments to such third parties or make any concessions (contractual or otherwise) in connection with the fulfillment of its obligations under this Section 5.1(d).

(e)    Within five (5) calendar days after the Closing Date, Buyer and GB Ltd. shall, or shall cause an appropriate an Affiliate to, submit notice to Department of State Directorate of Defense Trade Controls under ITAR §122.4(a)(2) with respect to the transactions contemplated hereby.

5.2    Replacement of Guarantees and Letters of Credit. Unless otherwise agreed to in writing by GB Ltd., Buyer shall use commercially reasonable efforts to arrange, prior to the Closing, for replacement arrangements, which shall, to the extent acceptable to the applicable counter-party, release the applicable Seller and its Affiliates (other than the Acquired Companies) from any future liability thereunder, with respect to the letter of credit and related obligation of the AS&O Business listed on Section 5.2 of the Disclosure Schedule.

5.3    Operation of AS&O Business.

(a)    Except (i) as contemplated by this Agreement, (ii) as required by applicable Law, (iii) as set forth on Section 5.3(a) of the Disclosure Schedule, or (iv) as consented to by Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Article VIII, GB Ltd. shall, and shall cause each Asset Seller and each Acquired Company to, conduct the operations of the AS&O Business in the Ordinary Course of Business. Prior to the Closing, the Sellers shall exercise, consistent with the terms and conditions of this Agreement, complete control over the AS&O Business and nothing contained in this Agreement shall give Buyer directly or indirectly the right to control or direct the operations of the AS&O Business prior to the Closing. Notwithstanding anything to the contrary in this Section 5.3, during the period from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Article VIII, each Asset Seller and each Acquired Company shall be permitted to (i) accept capital contributions and loans from GB Ltd. or any of its subsidiaries and (ii) use any and all cash, cash equivalents and other short term liquid investments of the AS&O Business to pay dividends or make distributions, repay loans or make other payments with respect to contracts set forth on Section 5.3(a) of the Disclosure Schedule to GB Ltd. or any of its subsidiaries. Buyer agrees that prior to the Closing, each Acquired Company shall be permitted to use any and all cash, cash equivalents and short-term liquid investments to pay dividends or make distributions, repay loans or make other payments to its stockholders, which dividends, distributions, repayments or other payments shall not be a breach of any covenant or other agreement of GB Ltd. contained in this Agreement.

(b)    Notwithstanding anything else herein to the contrary, except (i) as expressly required by this Agreement, (ii) as required by applicable Law, (iii) as set forth in Section 5.3(b) of the Disclosure Schedule, or (iv) as consented to in writing by Buyer, which consent will not be unreasonably withheld, conditioned or delayed, during the period between the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Article VIII, GB Ltd. shall not, and shall cause the Acquired Companies and, to the extent related to the AS&O Business, the other Asset Sellers not to:

(i)    (A) transfer any AS&O Business Employee out of the Asset Sellers or the Acquired Companies or (B) take any actions that would result in any employee of GB Ltd. or any of its subsidiaries who is not an AS&O Business Employee as of the date hereof to become an AS&O Business Employee;

(ii)    hire or promote any AS&O Business Employee or any individual who would constitute an AS&O Business Employee immediately following such hiring or promotion, in each case, who would be entitled to receive annual base compensation of $200,000 or more;

(iii)    terminate, other than for cause, the employment or engagement of any AS&O Business Employee whose annual base compensation is $200,000 or more;

(iv)    implement any actions that could require notice under the WARN Act;

(v)    take any action or omit to take any action, which action or omission would be required to be set forth on Section 3.7(b) of the Disclosure Schedule if such action or omission was taken after the Balance Sheet Date and prior to the date hereof; or

(vi)    assume, incur or become subject to any Indebtedness for borrowed money or any Indebtedness described by prong (vi) of the definition thereof (replacing the words “Security Interest” with the word “Lien”).

(c)    Notwithstanding anything to the contrary contained in this Agreement, except (i) for renewals or extensions of such Designated Contracts in the Ordinary Course of Business, (ii) as set forth on Section 5.3(c) of the Disclosure Schedule or (iii) as consented to in writing by Buyer, which consent may not be unreasonably withheld, conditioned or delayed, during the period between the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Article VIII, GB Ltd. will not amend in any material respect, terminate or cancel, other than by virtue of expiration in accordance with its terms, or permit any subsidiary to amend in any material respect, renew, extend, terminate or cancel, other than by virtue of the expiration in accordance with its terms, or waive, or permit any subsidiary to waive, any right or accelerate, or permit any subsidiary to accelerate, any obligation under any Designated Contract.

5.4    Access and Cooperation; Confidentiality.

(a)    Subject to compliance with applicable Laws and regulations, during the period between the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Article VIII, GB Ltd. shall, and shall cause each Asset Seller and each Acquired Company to: (i) permit Buyer and the Debt Financing Sources and their respective professional advisors to have reasonable access (at reasonable times, on reasonable prior written notice and in a manner so as not to unreasonably interfere with the normal business operations of the AS&O Business) to the premises, properties, assets, personnel, financial, employee benefit and accounting records (including Tax records), contracts, and other records and documents (including patent application files), relating primarily to the AS&O Business, the AS&O Business Benefit Plans, any of the Acquired Assets or any of the Assumed Liabilities for reasonable business purposes (including to enable Buyer to establish and/or transition New Buyer Employees to Buyer Plans); provided, however, that Buyer shall have no right to perform invasive or subsurface investigations of any of the AS&O Business Properties without the prior written consent of GB Ltd., which can be withheld for any reason; and (ii) permit Buyer and the Debt Financing Sources and their respective professional advisors to make copies and inspections thereof as may be reasonably requested, and to examine and verify, by such means mutually agreed upon between Buyer and GB Ltd., all of the Acquired Assets of a tangible nature, including with respect to their quantity, location and condition.

(b)    Subject to Section 10.1(f), Buyer acknowledges that it remains bound by the confidentiality agreement, dated January 29, 2018, previously entered into between Buyer and Integer (the “Confidentiality Agreement”). Prior to the Closing, Buyer and its representatives shall not contact or communicate with the employees, customers and suppliers of GB Ltd. or any of its subsidiaries in connection with the transactions contemplated by this Agreement, except with the prior consent of GB Ltd., which consent shall not be unreasonably withheld, conditioned or delayed or pursuant to the communications plan that shall be agreed to by Buyer and GB Ltd. promptly following the date hereof (the “Interim Communications Plan”); provided, however, that none of the following shall constitute a violation of this Section 5.4(b): (i) contact or communication with employees, customers or suppliers that is limited in all material respects to prior disclosures agreed upon by Buyer and GB Ltd., including in any press release relating to the transactions contemplated by this Agreement; (ii) contact with customers and suppliers of GB Ltd. or any of its subsidiaries in connection with commercial relationships in the ordinary course of the business of Buyer and its Affiliates and their respective representatives; and (iii) other incidental or immaterial contact with customers and suppliers. All information provided to Buyer or Buyer’s representatives under Section 5.4(a) shall be considered Confidential Information (as defined in the Confidentiality Agreement) of Sellers prior to the Closing.

5.5    Assistance with Financing. GB Ltd. shall, and shall cause the other Asset Sellers and the Acquired Companies to, provide commercially reasonable cooperation in connection with the Debt Financing, as may be reasonably requested by Buyer, including (i) providing to Buyer and the Debt Financing Sources from time to time information regarding the AS&O Business reasonably requested by them (including, without regard to whether the provision of such information requires more than commercially reasonable cooperation, the financial information described in condition 8(b) of Exhibit C of the Debt Commitment Letter), (ii) participating in a reasonable number of meetings with prospective lenders and sessions with rating agencies in connection with the Debt Financing, including reasonable direct contact between senior management and representatives (including accounting personnel) of the AS&O Business, on the one hand, and the Debt Financing Sources, potential lenders and investors for the Debt Financing, on the other hand, (iii) reasonably assisting with the preparation of materials for rating agency presentations, bank information memoranda and other syndication documents (including public and private information memoranda and lender presentations), business projections and similar documents required in connection with the Debt Financing; (iv) providing, without regard to whether the provision of such information requires more than commercially reasonable cooperation, all documentation and other information reasonably and customarily required by Debt Financing Sources for compliance with applicable “know your customer” and anti-money laundering rules and regulations, including U.S.A. Patriot Act of 2001 that has been reasonably requested by Buyer or any of the Debt Financing Sources at least nine (9) Business Days prior to the Closing Date, (v) executing customary authorization letters in connection with the Debt Financing, and (vi) reasonably assisting with the preparation and delivery of, and executing and delivering, as of the Closing, any pledge and security documents, including, in each case, the schedules thereto, or other certificates or documents contemplated by the Debt Commitment Letter as may be reasonably requested by Buyer (including a certificate of the chief financial officer of the Acquired Companies with respect to solvency matters and otherwise reasonably facilitating the pledging of collateral); provided that, except as set forth in clauses (i) and (iv), (a) such requested cooperation shall not unreasonably interfere with the ongoing operations of GB Ltd., the other Asset Sellers and the Acquired Companies; (b) GB Ltd., the other Asset Sellers and the Acquired Companies shall not be required to provide any audited “carve-out” financial statements of the AS&O Business; (c) subject to the penultimate sentence of this Section 5.5, GB Ltd., the other Asset Sellers and the Acquired Companies shall not be required to provide any updates to the Financial Information; (d) except as set forth in clause (v), GB Ltd., the other Asset Sellers and the Acquired Companies shall not be required to authorize or execute any definitive documentation or any other agreement, certificate or instrument related to the Debt Financing the effectiveness of which is not contingent on the occurrence of the Closing Date; and (e) GB Ltd., other Asset Sellers and the Acquired Companies shall not be required to adopt any resolutions or take similar action approving the Debt Financing that are not contingent on the occurrence of the Closing Date. Buyer shall, promptly upon request by GB Ltd., reimburse GB Ltd. for all reasonable and documented out-of-pocket costs incurred by GB Ltd. or any of its Affiliates in connection with such cooperation. Buyer shall indemnify and hold harmless GB Ltd. and its Affiliates from and against any Damages suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information furnished in writing by or on behalf of GB Ltd., the other Asset Sellers or the Acquired Companies). If at any time prior to the earlier of (i) the Closing Date and (ii) the completion of the Debt Financing any information in any documentation is discovered by GB Ltd., the other Asset Sellers or the Acquired Companies that should be set forth in an amendment or supplement to documentation relating to the Debt Financing, so that such documentation shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of circumstances under which they are made, not misleading, then GB Ltd. shall promptly notify Buyer, and an appropriate amendment or supplement describing such information shall be disseminated by or on behalf of the GB Ltd. to Buyer for distribution to the Debt Financing Sources. GB Ltd. hereby consents to the use of its and its Affiliates’ logos in connection with the Debt Financing; provided that such logos are used in a manner that is not intended to harm or disparage the GB Ltd. and its Affiliates and on such other customary terms and conditions as the GB Ltd. may reasonably impose.

5.6    Buyer’s Financing Activities.

(a)    Until the earlier to occur of the Closing and the Outside Date, Buyer shall and shall cause its subsidiaries to use commercially reasonable efforts to take, or cause to be taken, all actions necessary or reasonably advisable to obtain the proceeds in respect of the Financing contemplated by the Commitment Letters on or prior to the Closing Date, including using commercially reasonable efforts with respect to the following: (i) maintaining in effect the Commitment Letters in accordance with their terms; (ii) negotiating and entering into definitive financing agreements at or prior to the Closing with respect to the Debt Financing to the extent the execution and delivery of such agreements are conditions to funding the Financing on the Closing (the “Definitive Documentation”) consistent with the terms and conditions contained in the Debt Commitment Letter (and any flex provisions in the Fee Letter) or would not otherwise adversely affect the conditionality, enforceability or availability of the Debt Financing or the ability of Buyer to consummate the transactions contemplated herein, so that such agreements are in effect on a timely basis and, in no event, later than the Closing Date; (iii) satisfying (or obtaining the waiver of) on a timely basis all conditions applicable to obtaining the Financing contemplated by the Commitment Letters set forth in the Definitive Documentation and the Equity Commitment Letter that are within the control of Buyer and MedPlast Holdings, Inc. and (iv) in the event the conditions set forth in the Commitment Letters and this Agreement are satisfied and Buyer is required to consummate the Closing, using commercially reasonable efforts to cause the Debt Financing Sources to consummate the Debt Financing at Closing. If and when reasonably requested in writing by GB Ltd., Buyer shall keep GB Ltd. reasonably informed of material developments in respect of the financing process. Without limiting the generality of the foregoing, prior to the Closing, Buyer shall give GB Ltd. reasonably prompt notice (any in any event, within three (3) Business Days) (A) of any material breach or default related to the Financing of which Buyer becomes aware, (B) of the receipt or delivery of any written notice or other written communication, in each case from any person party to the Debt Commitment Letter (or any Affiliate of such person) with respect to (I) any actual or potential breach, default, termination, or repudiation by any party to the Debt Commitment Letter with respect to the obligation to fund the Financing or (II) any material dispute or disagreement between or among parties to any of the Commitment Letters with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or Debt Commitment Letter) or (C) of the expiration or termination for any reason of the Debt Commitment Letter or the Equity Commitment Letter (or if any person party thereto attempts or purports in writing to terminate the Debt Commitment Letter or the Equity Commitment Letter, whether or not such attempted or purported termination is valid). In connection with any notice thereof, Buyer shall promptly provide information reasonably requested in writing by GB Ltd. relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence. Prior to the Closing, without the prior written consent of GB Ltd., Buyer shall not agree to, or permit, any amendment, modification, supplement, termination, replacement or waiver under the Debt Commitment Letter or the Fee Letter; provided that Buyer shall have the right from time to time to amend, supplement, modify, terminate, waive, replace or extend any of its rights under, the Debt Commitment Letter or the Fee Letter so long as such amendment, modification, supplement, termination, waiver, extension or replacement would not reasonably be expected to (A) reduce the amounts to be funded under the Debt Financing available to fund the Required Amount on the Closing Date (unless other Financing is increased by a corresponding amount or such amounts are paid from readily available cash on hand) or (B) expand on, or impose new or additional conditions precedent, or amend or modify any conditions precedent in each case which would reasonably be expected to prevent, materially delay, or materially impair the availability of the Debt Financing when required to be funded or the satisfaction of the conditions to obtaining the Debt Financing, in each case on the Closing Date; provided that, for the avoidance of doubt, no consent from GB Ltd. shall be required for: (1) any amendment, replacement, supplement or modification of the Debt Commitment Letter that is limited to adding lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement (including in replacement of a lender), or (2) implementation or exercise of any “flex” provisions provided in the Fee Letter as in effect as of the date hereof. Prior to Closing, after any amendment, supplement, modification, replacement or waiver of the Debt Commitment Letter or the Fee Letter in accordance with this Section 5.6(a), Buyer shall promptly deliver to GB Ltd. a true and complete copy thereof (provided that such fee letter may be redacted in accordance with Section 4.8(b)). For purposes of this Agreement, the terms “Debt Commitment Letter,” and “Fee Letter” shall include and mean such documents as amended, supplemented, modified, waived, replaced or extended in compliance with this Section 5.6(a) and references to “Debt Financing” or “Financing” shall include and mean the financing contemplated by the Debt Commitment Letter, or Fee Letter as so amended, supplemented, modified, waived, replaced or extended, as applicable.

(b)    If, notwithstanding the use of commercially reasonable efforts by Buyer to satisfy its obligations under Section 5.6(a), the Debt Financing or the Debt Commitment Letter (or any Definitive Documentation relating thereto) expires or is terminated prior to the earlier to occur of the Closing and the Outside Date, or if any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, in whole or in part, for any reason (other than a breach by GB Ltd. of this Agreement which prevents or renders impracticable the consummation of the Financing), subject to the terms herein, Buyer shall (i) promptly notify GB Ltd. of such expiration, termination or unavailability and the reasons therefor and (ii) promptly, and in any event no later than the Closing, use commercially reasonable efforts to arrange for alternative debt financing (which alternative debt financing (A) shall be in an amount sufficient, together with the Equity Financing, and cash on hand and any other portion of the Debt Financing that remains available, to pay the Required Amount, (B) shall not include any conditions or other contingencies of such alternative debt financing that are more onerous or expansive than, or in addition to, the conditions set forth in the Debt Financing, and (C) shall have terms no less favorable to Buyer than the Debt Commitment Letter in effect as of the date of this Agreement) to replace the Debt Financing contemplated by such expired or terminated commitments or agreements. In the event that any such alternative debt financing is obtained in accordance with this Section 5.6(b), Buyer shall promptly deliver a copy of any new commitment letter and corresponding fee letter (in accordance with Section 4.8(b)), as applicable, to GB Ltd. Any reference in this Agreement, the Limited Guaranty or the Equity Commitment Letter to (1) the “Debt Financing” shall include any such alternative debt financing arranged in compliance herewith, (2) the “Debt Commitment Letter,” or “Fee Letter” shall include the commitment letter with respect to any such alternative debt financing, and (3) “Debt Financing Sources” shall include the sources contemplated to provide any such alternative debt financing.

(c)    Buyer acknowledges and agrees that, subject to the terms and conditions of the Equity Commitment Letter and this Agreement, it shall be responsible for obtaining the Equity Financing and shall, subject to the terms and conditions of this Agreement and satisfaction of the conditions to funding set forth in the Equity Commitment Letter, use commercially reasonable efforts to take, or cause to be taken, all actions and use commercially reasonable efforts to do, or cause to be done, all things, necessary, proper, or advisable to obtain the Equity Financing pursuant to and in accordance with and subject to the terms and conditions set forth in this Agreement and the Equity Commitment Letter, including using commercially reasonable efforts to (i) comply with the terms of and maintain in effect the Equity Commitment Letter, (ii) satisfy on a timely basis all conditions in such Equity Commitment Letter to be satisfied by Buyer, (iii) consummate the Equity Financing at or prior to the Closing subject to the terms and conditions of this Agreement, including the funding of the Debt Financing concurrently therewith at the Closing, and (iv) enforce its rights under the Equity Commitment Letter to the extent the financing sources are required to fund under the Equity Commitment Letter pursuant to the terms thereof and this Agreement.

5.7    Elimination of Intercompany Items. Effective as of the Closing, all agreements, payables, receivables, liabilities and other obligations (including all licenses under or to any AS&O Business IP, except as granted under the AS&O Product Supply Agreement, the Non-AS&O Product Supply Agreement, the Transition Services Agreement, the Pricing Letter Agreement, any other Ancillary Agreement or as set forth herein) between the AS&O Business (including the Acquired Companies), on the one hand, and GB Ltd. and any of its Affiliates (other than any Acquired Companies), on the other hand, shall be eliminated or terminated, as applicable, without any further liability or obligation to Buyer or its Affiliates (including the Acquired

Companies) and the AS&O Business, except for the arrangements described on Section 5.7 of the Disclosure Schedule. From and after the Closing, GB Ltd. shall reimburse Buyer for any payment made by it or any of its Affiliates with respect to any agreement, payable, liability or obligation not eliminated or terminated as required by this Section 5.7.

5.8    Exclusivity. From the date hereof until the earlier of the Closing or the Exclusivity End Date, GB Ltd. shall not, and shall cause the Acquired Companies, the other Sellers and their respective Affiliates not to, directly or indirectly: (a) solicit or initiate the submission of any Acquisition Proposal; (b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action knowingly to facilitate or encourage any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; or (c) enter into any agreement with respect to any Acquisition Proposal. “Acquisition Proposal” means any offer or proposal for, or indication of interest in, a merger, consolidation, stock exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Sellers with respect to the AS&O Business, the Acquired Companies or the AS&O Business, any purchase of all or substantially all of the assets of the AS&O Business, taken as a whole, or any purchase of all or a substantial part of the equity securities of any Acquired Company, other than the transactions contemplated by this Agreement.

5.9    Certain Subsidiaries of UTI Holdings. Prior to the Closing, GB Ltd. shall cause UTI Holdings to distribute to Accellent LLC all of the issued and outstanding equity securities of Integer Ireland Medical Limited and Star Guide Limited without any liability to any Acquired Company.

5.10    Supply Agreements. Prior to the Closing, the Parties shall (a) mutually agree upon an amended Schedule B to the Non-AS&O Product Supply Agreement and negotiate in good faith any amendments to the Non-AS&O Product Supply Agreement as a result of such amended Schedule B and (b) mutually agree upon an amended Schedule B to the AS&O Product Supply Agreement and negotiate in good faith any amendments to the AS&O Product Supply Agreement as a result of such amended Schedule B.

ARTICLE VI

CONDITIONS PRECEDENT TO CLOSING

6.1    Conditions to Obligations of All Parties. The obligations of each Party to consummate the transactions to be consummated at the Closing is subject to the satisfaction, at or prior to, and as of, the Closing, of the following conditions:

(a)    all applicable waiting periods and any extensions thereof under the Hart-Scott-Rodino Act and the foreign Antitrust Laws listed on Section 6.1(a) to the Disclosure Schedule shall have expired or otherwise been terminated and no agreement between Buyer and any Governmental Entity in the United States or in the jurisdictions listed on Section 6.1(a) to the Disclosure Schedule to delay the consummation of the transactions contemplated by the Agreement allowing such Governmental Entity to complete its review of the proposed transactions shall remain in effect;

(b)    (i) no judgment, order (including a temporary restraining order), decree, stipulation or preliminary or permanent injunction (each, an “Order”) issued by any Governmental Entity shall be in effect, nor shall any Law, statute, rule, regulation or Order by any Governmental Entity be promulgated or enacted, which prevents, enjoins, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement, and (ii) no action, suit or proceeding shall be pending by or before any Governmental Entity, which would reasonably be expected to result in an Order that would prevent, enjoin, make illegal or otherwise prohibit the consummation of the transactions contemplated hereby or cause the transactions contemplated by this Agreement to be rescinded following consummation; and

(c)    the French Acceptance Notice shall have been delivered to Buyer.

6.2    Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions to be consummated at the Closing is subject to the satisfaction or waiver in writing by Buyer, if permissible under Law, at or prior to, and as of, the Closing, of the following conditions:

(a)    the Seller Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on the Closing Date (provided that the Seller Fundamental Representations made as of a specified date shall be true and correct in all material respects only as of such specified date) (without regard to any materiality, “AS&O Business Material Adverse Effect,” or similar qualifications therein); and the representations and warranties of GB Ltd. contained in Article III (other than the Seller Fundamental Representations) shall be true and correct as of the date of this Agreement and as of the Closing as though made on the Closing Date (provided that representations and warranties made as of a specified date, shall be true and correct only as of such specified date), except where the failure to be so true and correct (without regard to any materiality, “AS&O Business Material Adverse Effect” or similar qualifications therein) would not have an AS&O Business Material Adverse Effect;

(b)    GB Ltd. shall have performed or complied in all material respects with the agreements and covenants required to be performed or complied with by it under this Agreement prior to the Closing;

(c)    there shall have occurred no AS&O Business Material Adverse Effect, or change, effect or circumstance that would reasonably be expected to have an AS&O Business Material Adverse Effect, since the date of this Agreement;

(d)    GB Ltd. shall have delivered to Buyer a certificate executed by a duly authorized officer of GB Ltd. certifying that each of the conditions specified in clauses (a), (b) and (c) of this Section 6.2 is satisfied;

(e)    Buyer shall have received all of the items required to be delivered to it pursuant to Section 2.3(b);

(f)    the AS&O Product Supply Agreement and the Non-AS&O Product Supply Agreement shall each be in full force and effect, other than any failure of either agreement to be in full force and effect as a sole result of Buyer’s breach thereof;

(g)    GB Ltd. shall deliver, or cause to be delivered, to Buyer (i) resolutions of the board of directors or other governing body or (ii) an action by written consent of the directors or other governing body of each of the Sellers: (A) approving the entry by such Seller into the transactions contemplated by this Agreement and the Ancillary Agreements to which such Seller is a party and (B) authorizing the execution by such Seller of this Agreement, if applicable, the Ancillary Agreements to which such Seller is a party and any other documents or agreements required to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to be delivered by the Sellers at or prior to Closing; and

(h)    GB Ltd. shall have delivered to Buyer customary payoff letters (which will including any customary related Lien releases), in each case, in form and substance reasonably acceptable to Buyer, with respect to all Indebtedness for borrowed money of the AS&O Business, including the Acquired Companies, outstanding as of the Closing.

6.3    Conditions to Obligations of GB Ltd. The obligation of GB Ltd. to consummate, or cause to be consummated, the transactions to be consummated at the Closing is subject to the satisfaction or waiver by GB Ltd., if permissible under Law, at or prior to the Closing Date of the following conditions:

(a)    the Buyer Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on the Closing Date (provided that Buyer Fundamental Representations made as of a specified date shall be true and correct in all material respects only as of such specified date) (without regard to any materiality, “Buyer Material Adverse Effect,” or similar qualifications therein); and the representations and warranties of Buyer contained in Article IV (other than the Buyer Fundamental Representations) shall be true and correct as of the date of this Agreement, and as of the Closing as though made on the Closing Date (provided that representations and warranties made as of a specified date shall be true and correct only as of such specified date), except where the failure to be so true and correct (without regard to any materiality or “Buyer Material Adverse Effect,” or similar qualifications therein) would not have a Buyer Material Adverse Effect;

(b)    Buyer shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with by it under this Agreement prior to the Closing;

(c)    Buyer shall have delivered to GB Ltd. a certificate executed by a duly authorized officer of Buyer certifying that each of the conditions specified in clauses (a) and (b) of this Section 6.3 is satisfied;

(d)    each Seller shall have received all of the items required to be delivered to it pursuant to Section 2.3(b) (other than Section 2.3(b)(xii));

(e)    the AS&O Product Supply Agreement and Non-AS&O Product Supply Agreement shall each be in full force and effect other than any failure of either agreement to be in full force and effect as a sole result of GB Ltd.’s breach thereof; and

(f)    Buyer shall deliver, or cause to be delivered, to GB Ltd. (i) resolutions of the board of directors or other governing body of Buyer or (ii) an action by written consent of the directors or other governing body of Buyer: (A) approving the entry by Buyer into the transactions contemplated by this Agreement and the Ancillary Agreements and (B) authorizing the execution by Buyer of this Agreement, the Ancillary Agreements and any other documents or agreements required to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to be delivered by Buyer at or prior to Closing.

ARTICLE VII

NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES

7.1    Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements of the Parties in this Agreement, in any Local Transfer Agreement or in any certificate or instrument delivered pursuant hereto or thereto shall survive the Closing; provided, however, that nothing in this Agreement shall limit (a) any rights, claims or obligations for Fraud with respect to the representations and warranties made in this Agreement, in any Local Transfer Agreement or in any certificate or instrument delivered pursuant hereto or thereto or (b) any covenants or agreements contained in this Agreement or in any certificate or instrument delivered pursuant thereto that by their terms contemplate performance at or after the Closing.

7.2    Exclusive Remedies. The Parties acknowledge and agree that, from and after the Closing, (a) the right to assert claims for Fraud, (b) the right to assert claims for any breach of covenants or agreements contained in this Agreement, in any certificate or instrument delivered pursuant thereto or in any Ancillary Agreement that by their terms contemplate performance at or after the Closing (including under Article IX), (c) the rights of the Parties under Section 2.4 and (d) the right to specific performance and other remedies under Section 11.13 shall be the sole and exclusive remedies of the Parties and their Affiliates for any and all Damages sustained or incurred by the Parties or their Affiliates or their successors and assigns arising out of, resulting from or in connection with this Agreement or the transactions contemplated hereby.

7.3    Acknowledgements of Buyer.

(a)    Buyer knowingly, willingly, irrevocably and expressly acknowledges and agrees, on behalf of Buyer, its Affiliates and their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, that Buyer has conducted, to Buyer’s satisfaction, an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Acquired Companies, the Acquired Assets and the AS&O Business, and has not relied on, is not relying on, and will not rely on, any Seller, their Affiliates or their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, any management presentation, any projections or any other information, statements, disclosures, or materials, in each case whether written or oral, provided by, or as part of, any of the foregoing, or any failure of any of the foregoing to disclose or contain any information, except for the Express Representations. Buyer knowingly, willingly, irrevocably and expressly acknowledges and agrees, on Buyer’s own behalf and on behalf of its Affiliates, that: (i) the Express Representations are the sole and exclusive representations, warranties, and statements of any kind made to Buyer and on which Buyer has relied or may rely in connection with the transactions contemplated by this Agreement; and (ii) all other representations, warranties and statements of any kind or nature expressed or implied, whether in written, electronic or oral form, including (A) the completeness or accuracy of, or any omission to state or to disclose, any information (other than solely to the extent set forth in the Express Representations), including in any management presentation, any confidential information memorandum, the electronic data room maintained by GB Ltd., any projections, information provided pursuant to Section 5.4, meetings, calls or correspondence with management of the AS&O Business, any Seller or their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors and (B) any other statement relating to the historical, current or future business, financial condition, results of operations, assets, liabilities, properties, contracts, and prospects of the Acquired Companies, the Acquired Assets or the AS&O Business, or the quality, quantity or condition of the Acquired Companies’ assets or the Acquired Assets, are, in each case, specifically disclaimed by each Seller, on their behalf and on behalf of their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors. Buyer, on its own behalf and on behalf of its Affiliates and their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, knowingly, willingly, irrevocably and expressly: (I) acknowledges it has not relied on and will not rely on, and disclaims reliance on, the items in clause (ii) in the immediately preceding sentence and (II) acknowledges and agrees that it has relied on, is only relying on and will only rely on, the items in clause (i) in the immediately preceding sentence. Without limiting the generality of the foregoing, Buyer knowingly, willingly, irrevocably and expressly acknowledges and agrees, on Buyer’s own behalf and on behalf of its Affiliates and their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, that neither GB Ltd., nor any other person or entity, has made, is making or is authorized to make, and Buyer, on its own behalf and on behalf of its Affiliates and their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, hereby knowingly, willingly and irrevocably waives, any warranty or representation (whether in written, electronic or oral form), express or implied, as to the quality, merchantability, fitness for a particular purpose, or condition of the Acquired Assets, the AS&O Business, the operations, assets or liabilities of the Acquired Companies or the prospects of the Acquired Companies of the AS&O Business, except solely to the extent expressly set forth in the Express Representations.

(b)    Without limiting the generality of the foregoing, in connection with the investigation by Buyer of the Acquired Companies, the Acquired Assets or the AS&O Business, Buyer, its Affiliates and their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, have received or may receive, from or on behalf of GB Ltd., certain projections, predictions, plans, statements, calculations, forward-looking statements and other forecasts (whether in written, electronic or oral form, and including in any management presentation, the electronic data room maintained by GB Ltd., management meetings, etc.). Buyer knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf, and on behalf of, its Affiliates and their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, that (i) such projections, predictions, plans, statements, calculations, forward-looking statements and other forecasts are being provided solely for the convenience of Buyer to facilitate Buyer’s own independent investigation of the Acquired Companies, the Acquired Assets or the AS&O

Business, (ii) there are uncertainties inherent in attempting to make such projections, predictions, plans, statements, calculations, forward-looking statements and other forecasts, (iii) Buyer is familiar with such uncertainties, (iv) Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, predictions, plans, statements, calculations, forward-looking statements and other forecasts (including the reasonableness of the assumptions underlying such projections, predictions, plans, statements, calculations, forward-looking statements and other forecasts) and (v) except for the Express Representations, no Seller makes any representation or warranty whatsoever to Buyer or any other person or entity with respect to the projections, predictions, plans, statements, calculations, forward-looking statements and other forecasts, and Buyer is not relying on, and no person or entity shall be entitled to rely on, the projections, predictions, plans, statements, calculations, forward-looking statements and other forecasts for any purpose, including in connection with the transactions contemplated by this Agreement or the financing thereof.

(c)    Buyer knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of its Affiliates and their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, that Buyer will not assert, institute or maintain, and will cause Buyer’s Affiliates and their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors not to assert, institute or maintain, against GB Ltd. or any of its Affiliates any claim of any kind whatsoever, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 7.3, including (other than with respect to the Express Representations) any such claim with respect to the distribution to Buyer and its Affiliates, or Buyer’s or any Buyer Affiliate’s use, of any management presentation, any confidential information memorandum, the electronic data room maintained by GB Ltd., any projections, predictions, plans, statements, calculations, forward-looking statements and other forecasts or any other information, statements, disclosures, or materials, in each case whether written or oral, provided by them or by any Seller or their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors or any failure of any of the foregoing to disclose any information.

(d)    Buyer knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of its Affiliates and their respective stockholders, directors, officers, employees, agents, representatives, members, managers or advisors, that the agreements contained in this Section 7.3 (i) require performance after the Closing and, to the maximum extent permitted by applicable Law, will survive the Closing and (ii) are an integral part of the transactions contemplated by this Agreement and that, without these agreements set forth in this Section 7.3, GB Ltd. and Buyer would not enter into this Agreement.

ARTICLE VIII

TERMINATION

8.1    Termination of Agreement. The Parties may terminate this Agreement at any time prior to the Closing only upon the occurrence of any of the circumstances provided below:

(a)    the Parties may terminate this Agreement by mutual written consent;

(b)    Buyer may terminate this Agreement by giving written notice to GB Ltd. if Buyer is not in material breach of its obligations under this Agreement and if (i) any of the representations and warranties of GB Ltd. herein are or become untrue or inaccurate such that Section 6.2(a) would not be satisfied or (ii) there has been a breach on the part of GB Ltd. or any other Seller of any of their covenants or agreements contained in this Agreement such that Section 6.2(b) would not be satisfied, and, in the case of (i) and (ii), such breach (if curable) has not been cured by the earlier of (x) the Outside Date and (y) thirty (30) days after written notice to GB Ltd.;

(c)    GB Ltd. may terminate this Agreement by giving written notice to Buyer if GB Ltd. is not in material breach of its obligations under this Agreement and if (i) any of the representations and warranties of Buyer herein become untrue or inaccurate such that Section 6.3(b) would not be satisfied or (ii) there has been a breach on the part of Buyer of any of its covenants or agreements contained in this Agreement such that Section 6.3(c) would not be satisfied, and, in the case of (i) and (ii), such breach (if curable) has not been cured by the earlier of (x) the Outside Date and (y) thirty (30) days after written notice to Buyer;

(d)    either Party may terminate this Agreement by giving written notice to the other Party if any Governmental Entity shall have issued a final, non-appealable Order or ruling that prohibits, makes illegal, enjoins or prevents the consummation of the transactions contemplated by this Agreement; provided that the Party seeking to terminate this Agreement pursuant to this Section 8.1(d) shall not be in material breach of its obligations contained in Section 5.1 prior to exercising its right to termination hereunder;

(e)    either Party may terminate this Agreement by giving written notice to the other Party if the Closing shall not have occurred on or before the date that is 120 days after the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to a Party if the material breach by such Party of any of its obligations under this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or prior to the Outside Date; provided, further that if, on the Outside Date, a Specified Circumstance exists, but all other conditions to the Closing (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be satisfied if the Closing occurred as of such date)) are satisfied or have been waived, then either Party may, by providing written notice to the other Party at least three (3) Business Days prior to the Outside Date, extend the Outside Date for up to an additional thirty (30) days;

(f)    GB Ltd. may terminate this Agreement by giving written notice to Buyer if (i) all of the conditions set forth in Section 6.1 and Section 6.2 (other than any conditions that by their terms are to be satisfied at the Closing, provided that each of such conditions is able to be satisfied at the Closing) have been satisfied or waived by Buyer, (ii) Buyer has failed to consummate the Closing at the time required pursuant to Section 2.3(a), (iii) GB Ltd. shall have notified Buyer in writing that (A) all of the conditions set forth in Section 6.3 have been satisfied or, if permissible under Law, will be waived by GB Ltd., and (B) GB Ltd. and its Affiliates stand ready, willing and able to consummate the Closing, (iv) GB Ltd. shall have given Buyer written notice at least three (3) Business Days prior to such termination stating GB Ltd.’s intention to terminate this Agreement pursuant to this Section 8.1(f) if Buyer fails to consummate the Closing, and (v) Buyer fails to consummate the Closing by the expiration of such three (3) Business Day period; or

(g)    either Party may terminate this Agreement by giving written notice to the other Party on or after August 16, 2018 if the French Acceptance Notice is not delivered to Buyer by 11:59 PM prevailing Eastern Time on August 15, 2018.

8.2    Effect of Termination.

(a)    In the event of any termination of this Agreement by Buyer or GB Ltd. as provided in Section 8.1, (i) this Agreement shall forthwith become void and of no further force or effect (other than this Section 8.2 and Article XI (other than Section 11.13), which shall survive the termination of this Agreement and shall be enforceable by the Parties hereto), and (ii) there shall be no liability or obligation on the part of Buyer or GB Ltd. to any other Party with respect to this Agreement or the transactions contemplated hereby; provided that, notwithstanding clause (ii) of this Section 8.2(a), (y) Buyer shall remain liable for payment, if applicable, of the Termination Fee and (z) GB Ltd. shall remain liable for any willful breach by it of the provisions of this Agreement prior to such termination.

(b)    In the event of the termination of this Agreement pursuant to Section 8.1(c) or Section 8.1(f), Buyer shall promptly, but in no event later than the fifth Business Day after the date of such termination, pay or cause to be paid to GB Ltd. (or its designee(s)) an amount equal to $60,000,000 (the “Termination Fee”) by wire transfer of immediately available funds (it being understood that in no event shall Buyer be required to pay the Termination Fee on more than one occasion). If GB Ltd. (or its designee(s)) shall receive payment of the Termination Fee pursuant to this Section 8.2(b), the receipt of the Termination Fee shall be deemed liquidated damages in a reasonable amount that will fairly compensate GB Ltd. and its Affiliates for the efforts and resources expended and opportunities foregone, and not a penalty.

(c)    Notwithstanding anything to the contrary contained in this Agreement or any Ancillary Agreement, the Parties hereto agree that the right to terminate this Agreement pursuant to and in accordance with Section 8.1 and, if applicable, to receive the Termination Fee in accordance with Section 8.2 and to enforce the Limited Guaranty, shall be the sole and exclusive remedies of the Sellers, their stockholders, the Acquired Companies and any of their respective Affiliates and any former, current or future general or limited partners, stockholders, equity holders, members, financing sources, managers, directors, officers, employees, controlling persons, agents, related parties or assignees of any of the foregoing (collectively, “Seller Related Parties”) against any of Buyer and any of its Affiliates and any former, current or future general or limited partners, stockholders, equity holders, members, financing sources, managers, directors, officers, employees, controlling persons, agents, related parties or assignees of any of the foregoing (collectively, the “Buyer Related Parties”) for any Damages or any other recourse, remedy, right, recovery, judgment, or damages of any kind suffered, sustained or incurred (x) as a result of the failure of the transactions contemplated hereby to be consummated, (y) for any breach or failure to perform by any Buyer Related Party (knowing, willful or otherwise) under this Agreement or any Ancillary Agreement, or (z) otherwise in connection with this Agreement or any Ancillary Agreement, the transactions contemplated hereby and thereby or any matter forming the basis for termination hereof, and without limiting the generality of the foregoing, in no event shall GB Ltd. seek or obtain, nor shall it permit any other person or entity on its behalf to seek or obtain, nor shall any person or entity be entitled to seek or obtain, any Damages or any other recourse, remedy, right, recovery, judgment or any Damages or losses of any kind whether through any action sounding in contract, contribution, tort, strict liability or any other legal theory or otherwise (whether by or through a claim by or on behalf of Buyer against any Buyer Related Parties or otherwise) with respect to (x) the failure of the transactions contemplated hereby to be consummated, (y) any breach or failure to perform by any Buyer Related Party (knowing, willful or otherwise) under this Agreement or any Ancillary Agreement, or (z) otherwise in connection with this Agreement or any Ancillary Agreement, the transactions contemplated hereby and thereby or any matter forming the basis for termination hereof, and all such Damages, recourse, remedies, rights, recoveries, judgments and damages are hereby released and waived; provided, however, that nothing in this Section 8.1(c) shall limit the right of GB Ltd. (x) prior to the termination of this Agreement, to bring or maintain any claim, action or proceeding for equitable relief as and only to the extent provided in Section 11.13(b), or (y) to bring or maintain any claim, action or proceeding arising out of or in connection with any breach of the Confidentiality Agreement. Notwithstanding anything to the contrary contained in this Agreement or any Ancillary Agreement, GB Ltd., on behalf of itself and its Affiliates, hereby waives any and all rights, claims and causes of action against any Debt Financing Source Party that may arise from, be based upon or relate to this Agreement or the Debt Financing, whether at law or equity, in contract, in tort or otherwise. Under no circumstances shall GB Ltd. be permitted or entitled to receive both (x) a grant of specific performance that results in the consummation of the Closing and (y) payment of the Termination Fee. Each of the Parties hereto acknowledges and agrees that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other Parties would not enter into this Agreement.

(d)    Notwithstanding this Section 8.2 or anything else in this Agreement to the contrary, but without limiting the provisions of Section 11.13, Buyer affirms that it is not a condition to the Closing that Buyer obtain financing for, or related to, any of the transactions contemplated hereby (including all or any portion of the Financing).

(e)    In the event that the Termination Fee becomes due and payable in accordance with Section 8.2(b), upon the payment of the Termination Fee, the Buyer Related Parties shall have no further liability or obligation to any Seller Related Party or other person with respect to (1) the failure of the transactions contemplated hereby to be consummated, (2) any breach or failure to perform by any Buyer Related Party (knowing, willful or otherwise) under this Agreement or any Ancillary Agreement or (3) otherwise in connection with this Agreement or any Ancillary Agreement, the transactions contemplated hereby and thereby or any matter forming the basis for termination hereof.

ARTICLE IX

TAX MATTERS

9.1    Preparation and Filing of Tax Returns; Payment of Taxes.

(a)    GB Ltd. shall be responsible for the preparation and filing of all Tax Returns for Sellers and any Acquired Companies for all Pre-Closing Tax Periods (including the consolidated,

unitary and combined Tax Returns for Sellers, which include the operations of the AS&O Business) that are required to be filed on or prior to the Closing Date (taking into account extensions of time to file) and, in the case of any such Tax Returns that are with respect to income taxes, that are required to be filed on or prior to or after the Closing Date (taking into account extensions of time to file) (each a “Seller Return”). GB Ltd. shall, and shall cause the Sellers to, make or cause to be made all payments (including all Taxes) required with respect to any Seller Return, and GB Ltd. shall promptly reimburse Buyer with respect to any such amounts paid by Buyer or any Acquired Company after the Closing Date. Any Seller Return that is a separate Tax Return of any Acquired Company (or that only includes Acquired Companies) shall be prepared on a basis consistent with the last previous similar Tax Return; provided, however, that if GB Ltd. is advised by counsel or otherwise determines in good faith that the filing of any such Tax Return and the reporting on such Tax Return in accordance with the last previous similar Tax Return is likely to subject GB Ltd. or any Acquired Company to any penalties or is otherwise inconsistent with applicable Law, then such Tax Return shall be prepared and filed without regard to last previous similar Tax Return relating to such item. GB Ltd. shall provide Buyer with a copy of each proposed draft of any Seller Return with respect to income Taxes that is a separate Tax Return of any Acquired Company (or that only includes Acquired Companies) (and such additional information regarding such Seller Return as may reasonably be requested by Buyer) at least thirty (30) days prior to the filing of such Seller Return for Buyer’s review and reasonable comment. GB Ltd. will cause all such Seller Returns (as revised to incorporate Buyer’s reasonable comments) to be timely filed and will provide a copy of each such Seller Return as filed to Buyer.

(b)    Buyer shall be responsible for the preparation and filing of all Tax Returns (other than such Tax Returns that are Seller Returns) the due date of which (taking into account extensions of time to file) is after the Closing Date (each a “Buyer Return”). Buyer shall make all payments required with respect to any Buyer Return; provided, however, that GB Ltd. shall promptly, but in any event within ten (10) days prior to the filing of any such Buyer Return, reimburse Buyer for the amount of any such Taxes to the extent such Taxes are attributable (as determined under Section 9.2 for any taxable period beginning before the Closing Date and ending after the Closing Date) to periods or portions thereof ending on or before the Closing Date.

(c)    Any Buyer Return shall be prepared on a basis consistent with the last previous similar Tax Return, and Buyer shall consult with GB Ltd. concerning each such Tax Return in good faith; provided, however, that if Buyer is advised by counsel or otherwise determines in good faith after consultation with GB Ltd. that the filing of any such Tax Return and the reporting on such Tax Return in accordance with the last previous similar Tax Return is likely to subject Buyer or any Acquired Company to any penalties or is otherwise inconsistent with applicable Law, then such Tax Return shall be prepared and filed without regard to last previous similar Tax Return relating to such item. Buyer shall provide GB Ltd. with a copy of each proposed draft of any Buyer Return with respect to income taxes (and such additional information regarding such Buyer Return as may reasonably be requested by GB Ltd.) at least thirty (30) days prior to the filing of such Buyer Return for GB Ltd.’s review and reasonable comment. Buyer will cause all such Buyer Returns (as revised to incorporate GB Ltd.’s reasonable comments) to be timely filed and will provide a copy of each such Buyer Return as filed to GB Ltd.

(d)    All payments related to any transfer, sales, use, value added, conveyance, recording, registration, documentary, filing and other non-income Taxes, administrative fees and stamp duties arising in connection with the consummation of the transactions contemplated by this Agreement shall be paid by one-half by Buyer and one-half by GB Ltd.; provided, however, that if any Seller is required by applicable Law to pay any such Taxes, then such Seller shall pay such Taxes, and Buyer shall, subject to receipt of reasonably satisfactory evidence of such Seller’s payment thereof or in the case of value added taxes receipt of a valid value added tax invoice, pay such Taxes to the Seller or, reimburse such Seller for such Taxes within ten (10) days after delivery of evidence, whether or not such Taxes were correctly or legally imposed by the applicable Taxing Authority.

(e)    Buyer shall be responsible for the payment of any and all Taxes not incurred in the Ordinary Course of Business to the extent attributable to the acts or omissions of Buyer or Buyer’s Affiliates occurring after the Closing on the Closing Date (excluding the transactions contemplated by this Agreement and any election under Section 338 of the Code or any corresponding provision of state or local Law with respect to any Acquired Company).

9.2    Allocation of Certain Taxes.

(a)    Buyer and GB Ltd. agree that if any Seller or Acquired Company is permitted but not required under applicable foreign, state or local Tax Laws to treat the Closing Date as the last day of a taxable period, Buyer and Sellers shall treat such day as the last day of a taxable period.

(b)    If applicable Law does not permit the Closing Date to be treated as the last day of a taxable period, or in any case in which a Tax is assessed with respect to a taxable period beginning on or before the Closing Date and ending after the Closing Date, the Taxes of the Acquired Companies or relating to the Acquired Assets or the AS&O Business, if any, attributable to such period shall be allocated (i) to GB Ltd. and the other Sellers for the period up to and including the close of the Closing Date and (ii) to Buyer for the period subsequent to the Closing Date. Any Taxes for a taxable period beginning on or before the Closing Date and ending after the Closing Date shall be apportioned for purposes of this Agreement based on a hypothetical closing of the books as of the close of the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending at the close of the Closing Date and the period subsequent to the Closing Date in proportion to the number of days in each such period. Notwithstanding the foregoing, property, ad valorem and similar Taxes attributable to a taxable period beginning on or before the Closing Date and ending after the Closing Date shall be allocated between such two periods in proportion to the number of days in each such period.

9.3    Refunds and Carrybacks.

(a)    For a period of two years following the Closing Date, Sellers shall be entitled to any refunds (including any interest paid thereon) of Taxes received by the Acquired Companies attributable to taxable periods ending (or deemed pursuant to Section 9.2(b) to end) on or before the Closing Date to the extent attributable to (A) Taxes paid by or on behalf the Acquired Companies on or prior to the Closing Date, or (B) Taxes paid by the Sellers hereunder with respect to the Acquired Companies (such amounts, “Seller Refunds”).

(b)    Buyer or its Affiliates, as the case may be, shall be entitled to any refunds (including any interest paid thereon) of Taxes of the Acquired Companies for Taxes attributable to taxable periods beginning (or deemed pursuant to Section 9.2(b) to begin) after the Closing Date.

(c)    Buyer shall pay to GB Ltd. any Seller Refunds (reduced by any reasonable cost or other expense attributable to the receipt or payment of such Tax refund) within ten (10) days after receipt thereof, and GB Ltd. shall promptly forward to Buyer or reimburse Buyer for any refunds (including any interest paid thereon) due Buyer within ten (10) days after receipt thereof.

(d)    Buyer and GB Ltd. agree that, with respect to any Tax, none of the Acquired Companies shall carry back any item of loss, deduction or credit which arises in any taxable period ending after the Closing Date to any taxable period ending on or before the Closing Date.

9.4    Cooperation on Tax Matters; Tax Audits.

(a)    Buyer and GB Ltd. shall, and shall cause their respective Affiliates to, reasonably cooperate in the preparation and filing of all Tax Returns and the conduct of any Tax Audit for any Tax periods for which any such person could reasonably require the assistance of another such person in obtaining any necessary information. Such cooperation shall include, but not be limited to, furnishing prior years’ Tax Returns or return preparation packages to the extent related to the Acquired Companies, the Acquired Assets or the AS&O Business, illustrating previous reporting practices or containing historical information relevant to the preparation of such Tax Returns or the conduct of the Tax Audit, and furnishing such other information, in each case, within such person’s possession and as reasonably requested by the person filing such Tax Returns or defending such Tax Audit as may be relevant. Such cooperation and information also shall include provision of powers of attorney for the purpose of signing Tax Returns and defending Tax Audits and promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any Taxing Authority, which relate to the Acquired Companies or the AS&O Business, and providing copies of all relevant Tax Returns to the extent related to the Acquired Companies or the AS&O Business, together with accompanying schedules and related workpapers, documents relating to rulings or other determinations by any Taxing Authority and records concerning the ownership and Tax basis of property, which the requested person possesses. Buyer and GB Ltd. shall, and shall cause their respective Affiliates to, make their respective employees available on a mutually convenient basis to explain any documents or information provided hereunder.

(b)    GB Ltd. shall have the right, at its own expense, to control any audit or examination by any Taxing Authority (“Tax Audit”), initiate any claim for refund in connection with resolution of a Tax Audit and to contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment made in connection with such Tax Audit of any Seller Return so long as, prior to taking control with respect to any such Tax Audit, GB Ltd. shall agree in writing to reimburse Buyer and its Affiliates (including each of the Acquired Companies) for all Taxes related to such Tax Audit; provided that (i) Buyer shall have the right to participate in such proceeding at its own expense, (ii) GB Ltd. shall consult with Buyer with respect to the resolution of any issue and (iii) to the extent such Tax Audit would increase the Taxes of Buyer or its Affiliates (including each of the Acquired Companies) in excess of the Taxes related to such Tax Audit, GB Ltd. shall not settle such Tax Audit or amend any Tax Return related to such Tax Audit (excluding any Tax Audit of a consolidated, unitary or combined Seller Return that includes entities other than the Acquired Companies), in each case, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed). Buyer shall have the right, at its own expense, to control any other Tax Audit, initiate any other claim for refund, and initiate any other contest, resolve and defend against any other assessment, notice of deficiency, or other adjustment or proposed adjustment relating to Taxes for taxable periods beginning before the Closing Date and ending after the Closing Date with respect to the Acquired Companies or the AS&O Business or any Tax Audit not controlled by GB Ltd.; provided that, (i) Buyer shall consult with GB Ltd. with respect to the resolution of any issue that would affect any Seller; (ii) GB Ltd. shall be entitled to participate in the defense of any such Tax claims at its own expense; and (iii) Buyer not settle any such issue, or file any amended Tax Return relating to such issue, without the consent of GB Ltd., which consent shall not be unreasonably conditioned or delayed.

9.5    Termination of Tax Sharing Agreements. All Tax sharing agreements or similar arrangements with respect to or involving the AS&O Business, the Acquired Assets or any Acquired Company (including all agreements and arrangements set forth on Section 3.9(n) of the Disclosure Schedule) shall be terminated on or prior to the Closing Date without any further liability or obligation to the Acquired Companies or the Acquired Assets and, after the Closing Date, Buyer and its Affiliates (including the Acquired Companies) shall not be bound thereby or have any liability thereunder.

9.6    Elections. At the request of Buyer, GB Ltd. shall, and shall cause each Seller to, join with Buyer in making, and shall take any and all actions necessary to effect, an election under Section 338(h)(10) of the Code and any corresponding election under state, local, and foreign Law with respect to the purchase and sale of the Acquired Companies, as applicable (each, a “Section 338(h)(10) Election”). If a Section 338(h)(10) Election is made, the Sellers shall include any income, gain, loss, deduction or other Tax item resulting from the Section 338(h)(10) Election on their Tax Returns to the extent required by applicable Law. If Buyer requests a Section 338(h)(10) Election, GB Ltd. shall, and shall cause the other Sellers to, promptly execute a properly completed form 8023 and deliver such form to Buyer and GB Ltd. shall, and shall cause the Sellers to, and Buyer shall, within twenty (20) days prior to the date such forms are required to be filed under applicable Law, exchange completed and executed copies of IRS Form 8883, required schedules thereto, and any similar state, local or foreign forms. The completed and executed IRS Form 8883 shall reflect the Asset Allocation Schedule agreed to by Sellers and Buyer pursuant to Section 2.2(c). If a Section 338(h)(10) Election is made, GB Ltd. shall, and shall cause the Sellers to, and Buyer shall report the purchase and sale of the Equity Interests consistent with the treatment of the purchase of the Acquired Companies as a “qualified stock purchase” and consistent with the Section 338(h)(10) Election and shall take no position inconsistent therewith in any Tax Return, any proceeding before any Taxing Authority or otherwise.

9.7    Payment to Sellers. Notwithstanding anything in the Agreement to the contrary, Buyer may request that Seller provide it with a calculation of the amount of additional consideration (as determined in good faith by Sellers and as Sellers and Buyer mutually agree) necessary to cause each Seller’s after-Tax net proceeds from the sale of the Acquired Companies with a Section 338(h)(10) Election to be equal to the after-Tax net proceeds that each Seller would have received had the Section 338(h)(10) Election not been made, taking into account all appropriate state, federal and local income Tax implications (the “Tax Adjustment”); provided, however, that the Tax Adjustment shall be computed without regard to any tax imposed under Treasury Regulation Section 1.338(h)(10)-1(d)(2). If Buyer thereafter requests that Sellers make a Section 338(h)(10) Election with Buyer for the purchase of the Equity Interests, as a condition to making the Section 338(h)(10) Election, Buyer will pay to Sellers, an amount of cash equal to the Tax Adjustment, on the date when GB Ltd. delivers the properly completed and executed Form 8023 as described in Section 9.6.

ARTICLE X

FURTHER AGREEMENTS

10.1    Access to Information; Record Retention; Cooperation.

(a)    Access to Information. Subject to compliance with applicable Laws and regulations, following the Closing, each Party shall, and GB Ltd. shall cause its Affiliates to, afford to the other Party and to the other Party’s Affiliates, authorized accountants, counsel and other designated representatives reasonable access (including using commercially reasonable efforts to give access to third parties possessing information and providing reasonable access to its own employees who are in possession of relevant information) and duplicating rights during normal business hours in a manner so as to not unreasonably interfere with the conduct of business to all non-privileged records, books, contracts, instruments, documents, correspondence, computer data and other data and information relating to the AS&O Business prior to the Closing (collectively, “Information”) within the possession or control of such Party or its Affiliates, insofar as such access is reasonably required by the other Party for financial reporting and accounting matters, preparing financial statements, preparing, reviewing and analyzing the Closing Statement, resolving any differences between the Parties with respect to the Closing Statement, preparing and filing any Tax Returns, prosecuting any claims for a Tax refund, defending any Tax claims or assessment, preparing securities Law or exchange filings, prosecuting, defending or settling any litigation (other than litigation between GB Ltd. and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand), Environmental Matter or insurance claim, making regulatory notices or filings, performing this Agreement or the transactions contemplated hereby or, solely with respect to Buyer, operating the AS&O Business consistently with past practice (including entering into new agreements with respect to Shared Contracts).

(b)    Access to Personnel. Subject to compliance with applicable Laws and regulations, following the Closing, each Party shall, and GB Ltd. shall cause its Affiliates to, use commercially reasonable efforts to make available to the other Party, upon written request, such Party’s and its Affiliates’ officers, directors, employees and agents to the extent that such persons may reasonably be required in connection with any legal, administrative or other proceedings in which the requesting Party may from time to time be involved relating to the conduct of the AS&O Business prior to the Closing or for any other matter referred to in Section 10.1(a), in each case, other than litigation between GB Ltd. and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand.

(c)    Reimbursement. A Party providing, or causing its Affiliates to provide, Information or personnel to the other Party under Sections 10.1(a) or (b) shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts relating to supplies, disbursements and other out-of-pocket expenses as may reasonably be incurred in providing such Information or personnel; provided, however, that no such reimbursements shall be required for the salary or cost of fringe benefits or similar expenses pertaining to employees or directors of the providing Party or its Affiliates.

(d)    Retention of Records. Except as otherwise required by Law or agreed to in writing by the Parties, Buyer and each of the Sellers shall each (and each shall cause its Affiliates to) use commercially reasonable efforts to preserve all Information in its possession pertaining to the AS&O Business as conducted and operated prior to the Closing until December 31, 2023. Notwithstanding the foregoing, in lieu of retaining any specific Information, either Party may offer in writing to the other Party to deliver such Information to the other Party and, if such offer is not accepted within ninety (90) days, the offered Information may be disposed of at any time.

(e)    Preparation of Integer Holdings Corporation Financial Statements. Subject to compliance with applicable Laws, following the Closing, Buyer shall use commercially reasonable efforts to provide to GB Ltd. and its subsidiaries all non-privileged information that is reasonably available relating to the AS&O Business as conducted prior to the Closing reasonably required for GB Ltd. and its subsidiaries to prepare the financial statements of Integer and its subsidiaries for all fiscal periods that precede or include the Closing Date. During the period of preparation of such financial statements and solely for the purposes of the first sentence of this Section 10.1(e), Buyer shall use its reasonable best efforts to provide GB Ltd. and its auditors with reasonable access (at reasonable times, on reasonable prior written notice and in a manner so as not to interfere with the normal business operations of Buyer and its Affiliates) to the AS&O Business, its financial management, including the financial directors of the AS&O Business and any accountant’s work papers, and their books, accounts and records, in each case relating to the AS&O Business as conducted prior to the Closing (subject to executing any required customary non-reliance letters by such accountants).

(f)    Confidentiality. Upon the Closing, the Confidentiality Agreement shall terminate and be superseded by this Section 10.1(f); provided, however, that to the extent the Confidentiality Agreement relates to information not related to the AS&O Business, the Acquired Assets, the Acquired Companies or the Assumed Liabilities, the Confidentiality Agreement shall survive with respect to such information, and such information shall be deemed Confidential Information (as defined in the Confidentiality Agreement) of the Sellers. Following the Closing, each of Buyer and GB Ltd. (a “Receiving Party”) shall hold, and shall cause its Affiliates, agents, consultants and advisors to hold, in strict confidence all Information furnished to it by the other Party (the “Disclosing Party”) or the other Party’s Affiliates or representatives at any time pursuant to this Section 10.1 (in each case, except to the extent that such Information (A) is or becomes generally available to the public other than as a result of a disclosure by (or through the fault of) the Receiving Party (or its Affiliates, agents, consultants or advisors) in violation of the terms of this Section 10.1(f), (B) was within the possession of the Receiving Party prior to it being furnished to the Receiving Party by or on behalf of the Disclosing Party pursuant to this Section 10.1, provided that the source of such information was not known by the Receiving Party at the time of receipt to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party with respect to such Information, (C) is or becomes available to the Receiving Party from a source other than the Disclosing Party (or its Affiliates or representatives), provided that such source is not, to the Receiving Party’s knowledge at the time of receipt after reasonable inquiry, bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party with respect to such Information, or (D) was or is independently developed by the Receiving Party without utilizing any Information or violating any of the Receiving Party’s obligations under this Agreement), and the Receiving Party shall not release or disclose such Information (excluding the Information described in clause (A) through (D) above) to any other person or entity, except its auditors, attorneys, financial advisors, bankers and other consultants and advisors, unless compelled to disclose such Information by judicial or administrative process or by other requirements of Law or so as not to violate the rules of any stock exchange; provided, however, that in the case of disclosure compelled by judicial or administrative process, applicable Law or the rules of any stock exchange, the Receiving Party shall (to the extent reasonably practical and permitted by applicable Law) notify the Disclosing Party promptly of the request or requirement so that the Disclosing Party may, at the Disclosing Party’s sole cost and expense, seek an appropriate protective order or waive compliance with the provisions of this Section 10.1(f). If, in the absence of a protective order or the receipt of a waiver hereunder, the Receiving Party is compelled to disclose any Information by judicial or administration process, requirement of Law or the rules of any stock exchange, such Receiving Party may so disclose the Information; provided, however, that at the written request of the Disclosing Party, the Receiving Party shall use commercially reasonable efforts to obtain an order or other assurance that confidential treatment will be accorded to such portion of the Information required to be disclosed. Notwithstanding anything else contained herein, following the Closing, all Information shall be deemed to be information concerning Buyer received by the Sellers in confidence from Buyer pursuant to this Section 10.1 and shall not be subject to any exception set forth in clauses (B) or (D) above and Buyer shall be deemed to be the “Disclosing Party” with respect to all such Information under this Section 10.1. From and after the Closing, neither GB Ltd. nor any of its Affiliates shall use the Information (whether obtained from Buyer pursuant to this Section 10.1 or otherwise in such person’s or entity’s possession) for any purpose, other than in connection with the activities described in Section 10.1(a) or Section 10.1(e).

10.2    Designated Matter. GB Ltd. shall, and shall cause its subsidiaries to, reimburse Buyer and its Affiliates for the out-of-pocket costs and expenses incurred in respect of any action arising out of or relating to the Designated Matter (as defined in the Disclosure Schedule) or any related quality matter for products manufactured at the Chaumont, France facility prior to the Closing Date, including any recall, corrective action, market action or accommodation, that Buyer or its Affiliates take pursuant to or in connection with that certain contract set forth on Section 10.2 of the Disclosure Schedule.

10.3    Seller Non-Competition and Non-Solicitation.

(a)    During the period commencing on the Closing Date and continuing until the third (3rd) anniversary of the Closing Date (the “Noncompetition Period”), Integer and GB Ltd. shall not, and shall cause each Seller Noncompetition Party not to, design, prototype, research, develop, manufacture, test, distribute or market, or own, or otherwise manage or control or provide financing or similar assistance to any person or entity designing, prototyping, researching, developing, manufacturing, testing, distributing or marketing, anywhere in the world, (i) advanced surgical and/or orthopedic products and/or components for use in medical and other applications or (ii) tubing products that are similar to the tubing products manufactured at the Collegeville, PA facility for use, among other applications, in the aerospace and defense industries (an “AS&O Competitive Business”); provided, however, that the foregoing covenants shall not prohibit, or be interpreted as prohibiting, any Seller Noncompetition Party from:

(i)    manufacturing advanced surgical and orthopedics products solely for sale to Buyer and its Affiliates pursuant to the terms of the AS&O Product Supply Agreement;

(ii)    designing, developing, manufacturing and marketing those certain advanced surgical and orthopedics products listed on Section 10.3(a)(ii) to the Disclosure Schedule;

(iii)    designing, developing, manufacturing and marketing those certain components listed on Section 10.3(a)(iii) to the Disclosure Schedule;

(iv)    making equity investments in companies that conduct an AS&O Competitive Business, provided such investments are passive and do not confer control of any AS&O Competitive Business upon any Seller Noncompetition Party and such investment does not exceed twenty percent (20%) of the outstanding equity of such company; or

(v)    acquiring any person or entity that conducts an AS&O Competitive Business that generates revenues of less than $100,000,000 if either:

(A)    in the calendar year prior to such acquisition, the consolidated revenues of such person or entity from its AS&O Competitive Business did not constitute more than twenty-five percent (25%) of the total consolidated revenues of such person or entity; or

(B)    the applicable Seller Noncompetition Party promptly commences and thereafter uses its commercially reasonable efforts to pursue until the earlier to occur of the expiration of the Noncompetition Period and eighteen (18) months after such acquisition, the transfer of that portion of the business of such person or entity as constitutes an AS&O Competitive Business upon terms and conditions and at a price determined by the applicable Seller Noncompetition Party in its sole discretion.

(b)    Without limiting the applicability of the foregoing, GB Ltd. agrees that for a period of three (3) years after the Closing Date, GB Ltd. shall not, and shall cause the Seller Noncompetition Parties not to, solicit or induce any person who was an employee or independent contractor of any Acquired Company or, with respect to the AS&O Business, any Asset Seller on, or during the 12 months prior to, the Closing Date to terminate his, her or its relationship with Buyer or its Affiliates, as applicable; provided, however, that the foregoing shall not prohibit GB Ltd. or any Seller Noncompetition Party from (A) placing general advertisements for employees not directed at the AS&O Business and hiring or engaging any person in response to any such general advertisement or (B) soliciting or hiring any such employee or independent contractor whose employment or engagement with Buyer or an Acquired Company, as applicable, has been terminated by Buyer or an Acquired Company for at least ninety (90) days.

10.4    Buyer Non-Solicitation. Buyer agrees that for a period of two (2) years after the Closing Date, neither Buyer nor any other Buyer Exclusivity Party will solicit or induce any person listed on Section 10.4 of the Disclosure Schedule to terminate his or her employment relationship with GB Ltd. or any of its subsidiaries, as applicable; provided, however, that the foregoing shall not prohibit Buyer or any Buyer Exclusivity Party from (A) placing general advertisements for employees not directed at the employees of GB Ltd. or any of its subsidiaries and hiring or engaging any person in response to any such general advertisement or (B) soliciting or hiring any such employee whose employment with GB Ltd. or any of its subsidiaries, as applicable, has been terminated by GB Ltd. or any of its subsidiaries for at least ninety (90) days.

10.5    Disclosure Generally.

(a)    The Disclosure Schedule shall be arranged in sections and subsections that correspond to the numbered and lettered sections and subsections contained in this Agreement. The disclosure in any Article III section or subsection of the Disclosure Schedule shall qualify: (a) the corresponding section or subsection of Article III and (b) any other section or subsection of Article III to the extent that it is reasonably apparent on the face of such disclosure (without reference to any independent knowledge on the part of the reader regarding the matter disclosed) that such disclosure qualifies such other section or subsection; provided that no such disclosure shall qualify Section 3.7(a)(i) unless it is set forth on or cross-reference on Section 3.7(a)(i) of the Disclosure Schedule. All references to representations and warranties contained in this Agreement shall be deemed to be references to such representations and warranties as qualified and limited by the Disclosure Schedule. The inclusion of any information in the Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the AS&O Business, taken as a whole, has resulted in or would result in an AS&O Business Material Adverse Effect, or is outside the Ordinary Course of Business.

(b)    Except as prohibited by applicable Law, each Party shall give prompt notice to the other Party of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty of such Party contained herein to be untrue or inaccurate in any material respect at or prior to the Closing such that the conditions set forth in Section 6.2(a) or Section 6.3(b) would not be satisfied, and (ii) any material failure of such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder such that the conditions set forth in Section 6.2(b) or Section 6.3(c) would not be satisfied.

10.6    Certain Employee Benefits Matters.

(a)    Pre-Closing Conduct. None of GB Ltd., any Asset Seller, any Acquired Company or any other subsidiary of GB Ltd. shall be under any obligation to terminate the employment of any employee engaged primarily in the AS&O Business (a “AS&O Business Employee”) prior to the Closing Date.

(b)    Offer of Employment; Continuation of Employment. The Parties hereto intend that there shall be continuity of employment with respect to all AS&O Business Employees. Buyer shall offer employment commencing on the Closing Date to all AS&O Business Employees who are not employed by an Acquired Company as of immediately prior to the Closing, including those on vacation, military leave, leave of absence (whether paid or unpaid) or disability; provided that such offer of employment to any AS&O Business Employee who is on any leave of absence or disability shall not be effective (i) unless such AS&O Business Employee, other than an AS&O Business Employee who is on a military leave of absence, is able to return to active employment within 6 months after the Closing Date and (ii) until GB Ltd. notifies Buyer that such AS&O Business Employee is able to return to active employment. Each AS&O Business Employee who accepts Buyer’s offer of employment and actually commences employment with Buyer immediately after the Closing and each AS&O Business Employee who is employed by an Acquired Company immediately prior to the Closing who remains so employed immediately after the Closing shall collectively be referred to herein as the “New Buyer Employees.” Sellers and their Affiliates (other than the Acquired Companies) shall be solely responsible for any severance, redundancy, long service, notice or garden leave pay or similar payments, contributions or benefits that may become payable to any AS&O Business Employee arising out of or in connection with the transactions contemplated by this Agreement, including those that may become payable to any AS&O Business Employee who does not become a New Buyer Employee (whether because such AS&O Business Employee rejects an offer of employment made pursuant to this Section 10.6(b), refuses to transfer employment, challenges such transfer of employment or otherwise); provided that Buyer shall be solely responsible for any such severance, redundancy, long service, notice or garden leave pay or similar payments, contributions or benefits that result from Buyer’s termination of a New Buyer Employee’s employment after the Closing.

(c)    Compensation; Employee Benefits.

(i)    Except as otherwise provided in Section 10.6(c)(i) of the Disclosure Schedule or the Transition Services Agreement, or as otherwise required by applicable Law or the terms of the applicable AS&O Business Benefit Plan, the AS&O Business Employees shall cease active participation in or accruing further benefits under the AS&O Business Benefit Plans (other than the Acquired Company Benefit Plans) immediately prior to the Closing; provided, however, notwithstanding the foregoing, Buyer shall cause the Acquired Companies to maintain all Acquired Company Benefit Plans and any New Buyer Employee of an Acquired Company shall continue to participate in, and accrue further benefits under, any applicable Acquired Company Benefit Plan after the Closing Date, in each case, in accordance with the terms of the applicable Acquired Company Benefit Plan and applicable Law. With respect to each New Buyer Employee who is not covered by a collective bargaining agreement or works council agreement, but excluding any New Buyer Employee who at any time enters into a written employment agreement with Buyer or one of its Affiliates, beginning on the Closing Date, Buyer shall, for the period ending twelve (12) months after the Closing Date (or, if earlier, the date of such New Buyer Employee’s termination of employment), cause an Acquired Company or another Affiliate of Buyer to provide each New Buyer Employee with total cash compensation

(including base salary and cash bonus opportunity) that is no less favorable in the aggregate than such New Buyer Employee’s total cash compensation opportunity immediately prior to the Closing Date. The total cash compensation of any New Buyer Employee who is covered by a collective bargaining agreement or works council agreement will be governed by the terms of the applicable collective bargaining or works council agreement.

(ii)    Beginning on the Closing Date, Buyer shall also, for the period ending on April 30, 2019 (or, if earlier, the date of such New Buyer Employee’s termination of employment), use commercially reasonably efforts to cause an Acquired Company or another Affiliate of Buyer to maintain employee benefit plans, agreements and arrangements and customary programs and policies for the benefit of each New Buyer Employee that are substantially similar in the aggregate to the existing AS&O Business Benefit Plans applicable to such New Buyer Employee immediately prior to the Closing Date (to the extent such AS&O Business Benefit Plan has been disclosed on the Disclosure Schedules) or that are no less favorable in the aggregate than those offered to other employees of Buyer (“Buyer Plans”). Notwithstanding anything to the contrary in this Agreement, beginning on the Closing Date, Buyer shall, for the period ending twelve (12) months after the Closing Date, cause an Acquired Company or another Affiliate of Buyer to maintain a severance pay plan, program or practice for the benefit of each New Buyer Employee that is no less favorable than the plan set forth on Section 10.6(c)(ii) of the Disclosure Schedule. All Buyer Plans and Buyer severance pay plans, programs or practices shall recognize all credited service of New Buyer Employees with GB Ltd. and its subsidiaries for purposes of eligibility and vesting and level of severance benefits to the same extent and for the same purpose as such service was recognized under similar plans maintained by GB Ltd. or its subsidiaries immediately prior to the Closing Date, provided that the foregoing shall not apply to the extent it would result in a duplication of benefits for the same period of service. Notwithstanding the foregoing, in the case of a New Buyer Employee who is covered by a collective bargaining agreement or works council agreement, any severance or other benefit plans will be governed by the terms of the applicable collective bargaining or works council agreement.

(d)    Welfare Plans. With respect to any Buyer Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) that provides group health benefits, Buyer shall cause an Acquired Company or another Affiliate of Buyer to use commercially reasonable efforts to (i) waive any pre-existing condition limitations or actively-at-work requirements that were waived or satisfied under the similar AS&O Business Benefit Plan as of the Closing Date and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, New Buyer Employees with respect to similar plans maintained by GB Ltd. or its subsidiaries for New Buyer Employees immediately prior to the Closing Date for the plan year of the Buyer Plan in which the Closing Date occurs. The Asset Sellers or their Affiliates (other than the Acquired Companies) and the applicable AS&O Business Benefit Plans that are not Acquired Company Benefit Plans shall retain and discharge all liability and obligations for all claims incurred or benefits accrued under such AS&O Business Benefit Plan by AS&O Business Employees, former employees working in the AS&O Business, and eligible dependents and beneficiaries thereof on or prior to the Closing Date, including claims which are not reported or submitted until after the Closing Date. For this purpose, a claim is deemed incurred on the date of the occurrence of death, dismemberment or accident in the case of claims under life insurance, accidental death and dismemberment and business travel accident plans, and on the date on which the service, treatment, material or supply is rendered in the case of claims under medical, dental, hospital, prescription drug and other welfare plans. With respect to any AS&O Business Employee who, as of the Closing Date, is receiving or eligible to receive short-term disability benefits or is receiving or is in an eligibility waiting or exclusion period for purposes of receiving long-term disability benefits, the Asset Sellers or their Affiliates (other than the Acquired Companies) and the applicable AS&O Business Benefit Plans that are not Acquired Company Benefit Plans shall take all commercially reasonable efforts to ensure that such AS&O Business Employee shall continue to be, or become, as applicable, eligible to receive (in accordance with the terms and conditions of such plan) such disability benefits under the applicable disability plan that is not an Acquired Company Benefit Plan. The applicable AS&O Business Benefit Plans that are not Acquired Company Benefit Plans will retain any obligations under COBRA with respect to AS&O Business Employees and any other COBRA qualified beneficiaries related to the AS&O Business who are enrolled in COBRA continuation coverage as of the Closing Date or with respect to whom a qualifying event occurred on or prior to the Closing Date.

(e)    Accrued Personal, Sick or Vacation Time. With respect to any accrued but unused personal, sick or vacation time to which any New Buyer Employee on United States payroll (a “U.S. New Buyer Employee”) is entitled pursuant to any AS&O Business Benefit Plan that are personal, sick or vacation policies applicable to such U.S. New Buyer Employee immediately prior to the Closing Date, Buyer shall assume the liability for such time to the extent included as a current liability in the Closing Working Capital Amount and allow such U.S. New Buyer Employee to use such time solely as vacation time (the “Assumed Vacation Time”); provided, however, that to the extent that Assumed Vacation Time exceeds the maximum cap for accrued but unused time provided in Buyer’s paid time off policy in effect for similarly situated employees of Buyer on the Closing Date, Buyer shall be liable for and pay in cash to the U.S. New Buyer Employee an amount equal to such Assumed Vacation Time in excess of the maximum cap; provided, further, that if Buyer deems it necessary to disallow such U.S. New Buyer Employee from taking any of the Assumed Vacation Time following the Closing Date, Buyer shall be liable for and pay in cash to the U.S. New Buyer Employee an amount equal to such disallowed Assumed Vacation Time; and provided, further, that Buyer shall be liable for and pay in cash an amount equal to any unused portion of the Assumed Vacation Time to any U.S. New Buyer Employee whose employment terminates for any reason subsequent to the Closing Date.

(f)    U.S. WARN Act, Etc. Buyer agrees to provide any required notice under the WARN Act and any other similar applicable state, local and foreign Laws and to otherwise comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) affecting New Buyer Employees and occurring on or within 90 days after the Closing Date. Provided that on or before the Closing Date, GB Ltd. provides Buyer with a list, by date and location, of employee layoffs implemented by GB Ltd. and its subsidiaries (including the Acquired Companies) with respect to employees of the AS&O Business during the ninety (90) day period preceding the Closing Date, Buyer shall indemnify and hold harmless GB Ltd. and its subsidiaries with respect to any liability under the WARN Act or other similar applicable state, local and foreign Laws arising from the actions (or inactions) of Buyer or its Affiliates on or after the Closing Date.

(g)    Personnel Records. With respect to the AS&O Business Employees of the Asset Sellers, GB Ltd. will retain such employees’ personnel files and other employment-related records; provided, however, that consistent with and to the extent permitted by applicable Law, Buyer will receive copies of such personnel files or records.

(h)    Retirement Plans. Effective as of the Closing, GB Ltd. shall, and shall cause the other Sellers to, take, or cause to be taken, all necessary actions to provide for full vesting of all amounts credited to the account of any AS&O Business Employee under any AS&O Business Benefit Plan (other than an Acquired Company Benefit Plan) that is intended to be a qualified retirement plan (“Seller Retirement Plans”)), and shall make the matching, profit sharing, and any other employer contributions to the Seller Retirement Plans on behalf of the AS&O Business Employees that would have been made irrespective of any end-of-year service requirements otherwise applicable to such contributions, prorated for the portion of the plan year ending on the Closing Date. The Sellers shall take, or cause to be taken, all actions necessary or appropriate to (i) ensure that, under the terms of the Seller Retirement Plans, each New Buyer Employee is eligible to receive a distribution from the Seller Retirement Plans as a result of the Closing, consistent with Section 401(a) of the Code, and (ii) remove the Acquired Companies as participating employers in the Seller Retirement Plans effective immediately prior to the Closing. As soon as practicable following the Closing Date, Buyer or one of its Affiliates (including, after the Closing, the Acquired Companies) shall have in effect one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Buyer 401(k) Plan”). The Sellers shall take, or cause to be taken, all actions necessary to permit the rollover in cash (or outstanding loan promissory notes for participant loans) of account balances (including outstanding loans) of New Buyer Employees from the Seller Retirement Plans to the Buyer 401(k) Plan, at the participants’ election.

(i)    Right to Employment/Third Party Beneficiaries. Nothing herein expressed or implied (i) shall confer upon any of the AS&O Business Employees any rights or remedies, including any right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of the Agreement, (ii) shall constitute an amendment to or any other modification of any AS&O Business Benefit Plan, (iii) shall establish, terminate or constitute a promise or commitment to any employee under any AS&O Business Benefit Plan or any other benefit or compensation plan, program or arrangement, or (iv) is intended to confer on any person other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Section 10.6 or any other provisions of this Agreement.

10.7    Resignations. Effective upon the Closing, GB Ltd. shall cause all of its own employees, directors, officers and attorneys and all of its Affiliates’ (other than the Acquired Companies) employees, directors, officers and attorneys to resign from the board of directors (or similar governing bodies) of the Acquired Companies and from all positions as officers of the Acquired Companies. From and after the Closing, GB Ltd. shall (a) take commercially reasonably steps such that no claims for indemnification, exculpation or advancement of expenses are made against Buyer or any Acquired Company by any person who was an employee, director, officer or attorney of any Seller or any Acquired Company at or prior to the Closing with respect to events occurring at or prior to the Closing and (b) shall reimburse Buyer for any payments made by it or its Affiliates to any such person in connection therewith.

10.8    Use of Trademarks; Intellectual Property License.

(a)    Following the Closing, except as otherwise expressly provided herein or as included as part of the Acquired Assets, or as required, or otherwise permitted, by applicable Laws, including in connection with the conduct of the AS&O Business immediately after the Closing, Buyer shall have no rights to use any Trademarks owned by any Seller (or any Affiliates of any Seller, other than the Acquired Companies) and will not hold itself out as having any affiliations with any Seller.

(b)    Notwithstanding the provisions of Section 10.8(a), Buyer may disclose to its business relations that it is conducting the AS&O Business from and after the Closing Date.

(c)    Notwithstanding anything to the contrary set forth herein, GB Ltd., on behalf of itself, each of the Sellers and each of their respective Affiliates, hereby grants to Buyer and its Affiliates, together with each of their respective successors and permitted assigns, effective as of the Closing Date, (i) a worldwide, fully paid up, royalty free, irrevocable, non-terminable, perpetual, non-exclusive right and license under and to any and all Intellectual Property (other than Trademarks) owned or controlled as of the Closing Date by any Seller or any of its Affiliates that are used or held for use in, or that are necessary for, the conduct of the AS&O Business or that otherwise relate to the AS&O Business (collectively, the “Seller Retained Licensed IP”) to use and otherwise exploit the Seller Retained Licensed IP in the conduct of the AS&O Business (including as such business may expand in the ordinary course), including to research, develop, make, have made, use, sell, offer to sell, and import any product or service, or to reproduce, make derivative works of, distribute, display and perform any work (and such rights and license granted pursuant to this Section 10.8(c)(i) shall be fully assignable and fully transferrable), and (ii) for eighteen (18) months after the Closing Date, a worldwide, fully paid up, royalty free, irrevocable, non-terminable, non-exclusive right and license under and to any all Trademarks owned or controlled as of the Closing Date by any Seller or any of its Affiliates that are used or held for use in, or that are necessary for, the conduct of the AS&O Business (the “Seller Retained Trademarks”) to use and otherwise exploit the Seller Retained Trademarks in the conduct of the AS&O Business for transitional Trademark uses (provided that all goodwill arising from the use of any Seller Retained Trademarks hereunder will inure to the benefit of the Sellers and its Affiliates and the Sellers shall have the right to exercise reasonable quality control if necessary to protect and maintain the goodwill and validity of the Seller Retained Trademarks if any use of a Seller Retained Trademark differs in any material respect from the use immediately prior to Closing). The rights and licenses granted pursuant to this Section 10.8(c) include the right to sublicense (including the right to grant sublicenses through multiple tiers).

(d)    Notwithstanding anything to the contrary set forth herein, Buyer, on behalf of itself and each of its subsidiaries, hereby grants to GB Ltd. and its Affiliates, together with each of their respective successors and permitted assigns, effective as of the Closing Date, a worldwide, fully paid up, royalty free, irrevocable, non-terminable, perpetual, non-exclusive right and license under and to any and all AS&O Business IP (other than Trademarks) incorporated within or used to manufacture any of the products set forth on Section 10.3(a)(ii) of the Disclosure Schedule and that is owned or controlled as of the Closing Date by Buyer or any of its Affiliates to make, have made, use, sell, offer to sell, and import each of the products set forth on Section 10.3(a)(ii) of the Disclosure Schedule (and such rights and license granted pursuant to this Section 10.8(d) shall be fully assignable and fully transferrable).

(e)    Notwithstanding anything to the contrary set forth herein, Buyer, on behalf of itself and each of its subsidiaries, hereby grants to GB Ltd. and its Affiliates, together with each of their respective successors and permitted assigns, effective as of the Closing Date, a worldwide, fully paid up, royalty free, irrevocable, non-terminable, perpetual, non-exclusive right and license under and to any and all AS&O Business IP (other than Trademarks) incorporated within or used to manufacture any of the products set forth on Section 10.8(e) of the Disclosure Schedule and that is owned or controlled as of the Closing Date by Buyer or any of its Affiliates to make, have made, use, sell, offer to sell, and import each of the products set forth on Section 10.8(e) of the Disclosure Schedule or any substantially similar products (and such rights and license granted pursuant to this Section 10.8(e) shall be fully assignable and fully transferrable).

10.9    Shared Contracts. The Parties have determined that it is advisable that the Shared Contracts identified on Sections 10.9(i) and 10.9(ii) of the Disclosure Schedule be separated into separate contracts between the appropriate third party and either GB Ltd. or Buyer. From the date hereof until (i) with respect to the Shared Contracts set forth on Section 10.9(i) of the Disclosure Schedule, the date that is twelve (12) months following the Closing Date and (ii) with respect to the Shared Contracts set forth on Section 10.9(ii) of the Disclosure Schedule, the date that is six (6) months after the Closing Date, the Parties shall use their respective commercially reasonable efforts to enter into or to grant, and to cause each third-party counterparty to each Shared Contract identified on Sections 10.9(i) and 10.9(ii) of the Disclosure Schedule to enter into or to grant, any such new agreements or consents as are reasonably necessary to permit GB Ltd. and its Affiliates or Buyer and its Affiliates, as applicable, to derive the benefits, and assume the obligations and economic burdens, with respect to each Shared Contract identified on Section 10.9 of the Disclosure Schedule on an independent basis following the Closing on substantially the same terms as of immediately prior to the Closing. To the extent any Shared Contract has not been separated prior to the Closing as described in the preceding sentence, GB Ltd shall, and shall cause the other Asset Sellers to, take commercially reasonable actions to make such Shared Contract available to Buyer pursuant to arrangements by which Buyer will receive the benefits of such Shared Contract as it relates to the AS&O Business until the first to occur of: (a) the date of expiration of such Shared Contract and (b) the termination by the relevant third party of such contract; provided that nothing contained herein shall preclude GB Ltd. or any other Asset Seller from electing not to renew a Shared Contract or from electing to terminate a Shared Contract immediately prior to any automatic renewal thereof, but GB Ltd. shall provide reasonable advance written notice to Buyer of any such non-renewal or termination.

10.10    Payment of Retained Payables.

(a)    As of immediately prior to the Closing, GB Ltd. shall cause each Acquired Company to assign to GB Ltd. any and all Retained Payables held, due, payable or owing by it, or with respect to which such Acquired Company is obligated, to GB Ltd. From and after the Closing, GB Ltd. hereby agrees to, and shall, pay or otherwise satisfy, or cause one or more of its subsidiaries to pay or otherwise satisfy, the Retained Payables in accordance with their respective terms, in the ordinary course of business consistent with past practice.

(b)    After the Closing, upon payment by GB Ltd. or one of its Affiliates of a Retained Payable, GB Ltd. shall provide reasonable written evidence of the payment of such Retained Payable to Buyer and, upon receipt of such written evidence, Buyer shall promptly, but in any event within five (5) Business Days, pay GB Ltd. in cash, by wire transfer of immediately available funds to the account specified by GB Ltd., an amount equal to the amount of such Retained Payable previously paid by GB Ltd. Buyer’s aggregate payment obligations under this Section 10.10(b) with respect to the Retained Payables shall not exceed $7,704,000, notwithstanding any higher amount of Retained Payables actually paid by GB Ltd. or its Affiliates after the Closing.

10.11    Payments from Third Parties. In the event that, on or after the Closing Date, either Party or its Affiliates shall receive any payments or other funds due to the other Party pursuant to the terms of this Agreement or any of the Ancillary Agreements or, with respect to Buyer and its Affiliates, constituting or in respect of an Acquired Asset, then the Party receiving such funds (or whose Affiliate has received such funds) shall promptly forward such funds to the other Party. The Parties acknowledge and agree there is no right of offset regarding such payments and a Party may not withhold funds received from third parties for the account of the other Party in the event there is a dispute regarding any other issue under this Agreement.

10.12    Bulk Transfer Laws. Buyer acknowledges that the Asset Sellers have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws of any jurisdiction. Buyer hereby waives compliance by the Asset Sellers with the provisions of any bulk sale or bulk transfer Laws or similar Laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

10.13    Insurance.

(a)    From and after the Closing Date, the AS&O Business (including the Acquired Companies) shall cease to be insured by, have access or availability to, be entitled to make claims on, be entitled to claim benefits from, or seek coverage under, any of the Seller Insurance Arrangements, except with respect to any claim, act, omission, event, circumstance, occurrence or loss to the extent that it (i) occurred or existed before the Closing Date (a “Pre-Closing Event”) and (ii) was reported in accordance with the terms and conditions of the applicable Seller Insurance Arrangement to the relevant insurer before the Closing Date, subject in each case to the other provisions of this Section 10.13. GB Ltd. shall, and shall cause its Affiliates (including the Acquired Companies) to report, in a manner consistent with past practice, any Pre-Closing Event in accordance with the terms and conditions of the applicable Seller Insurance Arrangement to the relevant insurer before the Closing Date.

(b)    Notwithstanding Section 10.13(a), with respect to any Pre-Closing Event that is not an Excluded Liability resulting in loss to the AS&O Business following the Closing, which loss would be covered by any of the Seller Insurance Arrangements set forth on Section 10.13(b) of the Disclosure Schedule (collectively, the “Available Insurance Policies”), but which is not covered under any insurance policy issued to or maintained by Buyer or its Affiliates, Buyer and its Affiliates may access, make claims on, claim benefits from, or seek coverage under, such Available Insurance Policies, in each case on the terms and subject to the conditions of such Available Insurance Policies and this Agreement.

(c)    As a condition to any pursuit of insurance benefits or coverage permitted by this Section 10.13:

(i)    Buyer shall (x) promptly notify GB Ltd. if Buyer desires to seek such benefits and/or coverage, and (y) reasonably cooperate with GB Ltd. in order to facilitate GB Ltd.’s administration and provision of benefits and/or coverage for such claims; provided, however, that (A) Buyer shall be solely responsible for complying with all conditions under such policies for obtaining payment of such claims (and GB Ltd. shall communicate such conditions to Buyer), (B) GB Ltd., upon the request and at the sole expense of Buyer, shall use commercially reasonable efforts to assist Buyer in the collection of proceeds in respect of such claims, and (C) in the event GB Ltd. or any of its Affiliates receives insurance proceeds in respect of any such claims to which Buyer is entitled under this Section 10.13, GB Ltd. shall promptly remit such proceeds to Buyer or its designee(s);

(ii)    Buyer shall bear the amount of any and all deductibles or retentions, and shall reimburse GB Ltd. for all out-of-pocket costs and expenses GB Ltd. incurs, associated with claims under the Available Insurance Policies; and

(iii)    Buyer shall have the right to control the investigation, defense and settlement of claims submitted for the benefit of Buyer for coverage pursuant to this Section 10.13 at Buyer’s expense.

(d)    This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance, and nothing in this Agreement is intended to waive or abrogate in any way GB Ltd.’s or any Acquired Company’s own rights to insurance coverage for any liability, whether relating to GB Ltd. or any of its Affiliates, any Acquired Company or otherwise.

(e)    GB Ltd., upon the request of Buyer, shall use commercially reasonable efforts, (i) prior to the Closing Date and for one (1) year thereafter, to (A) provide Buyer with information in the possession of GB Ltd. and its Affiliates (or reasonably available from their respective insurance brokers or insurers) to assist Buyer in establishing its own insurance arrangements for the AS&O Business, including procuring insurance policies to replace the coverage currently provided to the AS&O Business under any Seller Insurance Arrangement (such information to include identification of all incurred claims under the Seller Insurance Arrangements, including any workers compensation claims under self-insured deductibles) and (B) cooperate, and request the insurance brokers of GB Ltd. and its Affiliates to cooperate, with Buyer to negotiate and execute an assumption agreement with GB Ltd.’s workers compensation insurer (the “WC Insurer”) covering all the AS&O Business’ incurred and incurred but not reported workers compensation claims (the “Assumed WC Claims”) under the WC Insurer’s deductible program (the “Assumption Event”) and (ii) prior to the Closing Date and until all such Assumed WC Claims are fully resolved, to provide information that is in the possession of GB Ltd. and its Affiliates (or reasonably available from their respective insurance brokers or insurers) with respect to such Assumed WC Claims and make available personnel of GB Ltd. and its Affiliates who administered such Assumed WC Claims for questions and consultation. Following the Closing and until the Assumption Event, upon payment by GB Ltd. or one of its Affiliates to the WC Insurer with respect to any Assumed WC Claims, GB Ltd. shall provide written evidence of the payment of such Assumed WC Claims to Buyer and, upon receipt of such written evidence, Buyer shall promptly, but in any event within five (5) Business Days, pay GB Ltd. in cash, by wire transfer of immediately available funds to the account specified by GB Ltd., an amount equal to the amount of such payment.

(f)    From and after the Closing Date, GB Ltd. and its Affiliates shall retain and have sole responsibility for making any premium or other payments due under Seller Insurance Arrangements and Buyer and its Affiliates (including the Acquired Companies) shall have no responsibility therefor.

10.14    Accounts Receivable; Payments with Respect to Acquired Assets.

(a)    From and after the Closing, GB Ltd. shall, and shall cause the other Asset Sellers to, permit, and hereby authorizes, Buyer to collect, in the name of such Asset Seller, all accounts receivable constituting part of the Acquired Assets and to endorse with the name of such Asset Seller for deposit in Buyer’s accounts any checks or drafts received in payment thereof. GB Ltd. shall, and shall cause the other Asset Sellers to, promptly (but in no event later than fifteen days after receipt thereof) endorse and deliver to Buyer any cash, checks or other amounts received by any Asset Seller on account of any Acquired Asset, including any future payment under a Contract or with respect to any account receivable that is an Acquired Asset.

(b)    From and after the Closing, Buyer shall, and shall cause its subsidiaries to, permit, and hereby authorizes, GB Ltd. or one of its subsidiaries to collect, in the name of Buyer or one of its subsidiaries, as applicable, all accounts receivable constituting part of the Excluded Assets and to endorse with the name of Buyer or one of its subsidiaries, as applicable, for deposit in Buyer’s accounts any checks or drafts received in payment thereof. Buyer shall, and shall cause its subsidiaries to, promptly (but in no event later than fifteen days after receipt thereof) endorse and deliver to GB Ltd. any cash, checks or other amounts received by any Buyer or any of its subsidiaries on account of any Excluded Asset, including any future payment under a contract or with respect to any account receivable that is an Excluded Asset.

10.15    Use of Corporate Name. Except as permitted by Section 10.8(c)(ii), not later than sixty (60) days after the Closing Date, Buyer shall take all action necessary to change the corporate name of (i) Lake Region Germany in its jurisdiction of incorporation and in each jurisdiction in which it is registered to do business as a foreign corporation to a corporate name not including the name “Lake Region Medical,” “Lake Region,” “LRM” or any other name that is confusingly similar to the names “Lake Region Medical,” “Lake Region” or “LRM” and (ii) Greatbatch Medical SAS in its jurisdiction of incorporation and in each jurisdiction in which it is registered to do business as a foreign corporation to a corporate name not including the name “Greatbatch,” “Greatbatch Medical,” “GB” or any other name that is confusingly similar to the names “Greatbatch,” “Greatbatch Medical” or “GB.”

ARTICLE XI

MISCELLANEOUS

11.1    Press Releases and Announcements. Neither Party shall issue (and each Party shall cause its Affiliates not to issue) any press release or other public disclosure relating to the subject matter of this Agreement without the prior written approval of the other Party (which shall not be unreasonably withheld, conditioned or delayed) or, prior to the Closing, otherwise than pursuant to the Interim Communications Plan; provided, however, that (a) either Party may make any public disclosure it believes in good faith and upon the advice of counsel is required by Law, regulation or stock exchange rule (in which case the disclosing Party shall advise the other Party and the other Party shall, if practicable, have the right to review and reasonably comment on such press release or announcement prior to its publication), and (b) no such prior approval shall be required in connection with any press release, public announcement or other public communication by a Party or any Affiliate of a Party if the contents of such press release, public announcement or other public communication that relate to the transactions contemplated by this Agreement are limited to information that previously has been publicly disclosed in accordance with the terms of this Agreement.

11.2    No Third Party Beneficiaries. Except as provided by applicable Law or otherwise expressly provided herein, this Agreement shall not confer any rights or remedies upon any person or entity (including with respect to any employee or former employee of GB Ltd., Buyer or any of their Affiliates, any New Buyer Employees, and any AS&O Business Employees, any right to employment or contractual employment for any specified period) other than the Parties and their respective successors and permitted assigns and, to the extent specified herein, their respective Affiliates; provided, however, that (a) the provisions of Article IX are intended for the benefit of the entities and individuals specified therein and their respective legal representatives, successors and assigns and Section 8.2(c) is intended for the benefit of the Buyer Related Parties, and (b) the provisions of Section 8.2, this Section 11.2, Section 11.9, Section 11.10, Section 11.11, Section 11.13, Section 11.15 and Section 11.18 are intended for the benefit of the Debt Financing Sources and their respective legal representatives, successors and assigns.

11.3    Action to be Taken by Affiliates. The Parties shall cause their respective Affiliates to comply with all of the obligations specified in this Agreement to be performed by such Affiliates. Prior to the Closing, each of the Acquired Companies will be deemed, for purposes of this Agreement, to be both an Affiliate and a subsidiary of GB Ltd. and not of Buyer. Following the Closing, each of the Acquired Companies will be deemed, for purposes of this Agreement, to be both an Affiliate and a subsidiary of Buyer and not of Sellers.

11.4    Entire Agreement. This Agreement, together with the Disclosure Schedules and Exhibits hereto, the Confidentiality Agreement, the other documents and instruments referred to herein and the Ancillary Agreements, constitutes the entire agreement between the Parties and supersedes any prior agreements by or between the Parties, whether written or oral, with respect to the subject matter hereof.

11.5    Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign or delegate either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party. Notwithstanding the foregoing, Buyer may, without the prior written consent of GB Ltd., assign all or a portion of its rights and obligations under this Agreement, in whole or in part, to (a) an Affiliate of Buyer, (b) any purchaser of all or substantially all of the equity or assets of Buyer or any of its Affiliates or (c) for collateral security purposes, to any lender providing financing to Buyer or its Affiliates;

provided, however, that no such assignment shall relieve Buyer of its obligations hereunder. Notwithstanding anything in this Agreement to the contrary, (i) Buyer shall have the right to acquire directly (or have one of its Affiliates acquire directly) the outstanding equity interests of Lake Region Germany, in which case UTI Holdings would be deemed an Equity Interest Seller hereunder and would transfer the Equity Interests of Lake Region Germany to Buyer (and execute any required local transfer agreement in customary form), and (ii) Buyer shall have the right to acquire (or have one of its Affiliates acquire) all of the issued share capital of Greatbatch France and then cause Greatbatch France to acquire any Acquired Assets held by Greatbatch Switzerland as of immediately prior to the Closing.

11.6    Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party hereto and delivered to the other Party, it being understood that each Party need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.

11.7    Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

11.8    Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered (a) one Business Day after it is sent by a reputable courier service guaranteeing delivery within one (1) Business Day, (b) when transmitted by telecopy, facsimile or other electronic means (e.g., email/PDF) with confirmation of transmission, or (c) if otherwise actually personally delivered (to the applicable address), when delivered, in each case to the intended recipient as set forth below:

(a)    If to GB Ltd:

Greatbatch Ltd.

10000 Wehrle Drive

Clarence, New York 14031

Attn: General Counsel

Fax: (716) 759-5672

E-mail: timothy.mcevoy@integer.net

with a copy (not constituting notice) to:

Hodgson Russ LLP

The Guaranty Building

140 Pearl St., Suite 100

Buffalo, New York 14202

Attention: John J. Zak

Fax: (716) 849-0349

Email: jzak@hodgsonruss.com

(b)    If to Buyer:

405 West Geneva Drive

Tempe, Arizona 85282

Attention: General Counsel

with copies (not constituting notice) to:

c/o Waterstreet Healthcare Partners, LLC

444 W Lake Street, Suite 1800

Chicago, Illinois 60606

Attn: Tim Dugan

Email: Tim.Dugan@waterstreet.com

JLL Partners

245 Park Avenue

New York, NY 10167

Attn: Daniel Agroskin

Email: D.Agroskin@jllpartners.com

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, IL 60654

Attn: Martin A. DiLoreto, Jr. P.C., and Kevin W. Mausert, P.C.

Email: mdiloreto@kirkland.com and kmausert@kirkland.com

Either Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including messenger service, telex or ordinary mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended. Either Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

11.9    Governing Law. Subject to the provisions of certain Exhibits hereto regarding the application of local Law, this Agreement and the transactions contemplated hereby shall be governed by and construed in accordance with the internal Laws of the State of New York without giving effect to any choice or conflict of Law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of New York.

11.10    Amendments and Waivers. The Parties may mutually amend or waive any provision of this Agreement at any time. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the Parties; provided that no provision with respect to which any Debt Financing Source is a third party beneficiary hereunder shall be amended, supplemented, modified, discharged or waived in a manner that adversely affects the Debt Financing Source Parties without the prior written consent of the Debt Financing Sources. No waiver by either Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

11.11    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the body making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

11.12    Expenses. Except as otherwise specifically provided to the contrary in this Agreement, each of the Parties shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. Buyer shall be responsible for the payment of any notary fees arising in connection with the consummation of the transactions contemplated by this Agreement.

11.13    Specific Performance.

(a)    The Parties hereto agree that, if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, irreparable damage would occur, no adequate remedy at law would exist, and damages would be difficult to determine. Accordingly, the Parties hereto expressly consent to the granting of an injunction, specific performance, or other equitable relief to prevent breaches or threatened breaches of any provision of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy at law or in equity (subject to the other limitations in this Agreement). The Parties hereto further agree not to assert that a remedy (i) of injunctive relief, specific performance, or other equitable relief is unenforceable, invalid, or contrary to Law or (ii) of monetary damages would provide an adequate remedy. Each of the Parties hereto hereby waives (A) any defense that a remedy at law would be adequate and (B) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

(b)    The Parties hereto agree that, notwithstanding anything in this Agreement to the contrary, GB Ltd. shall be entitled to an injunction, specific performance, or any other equitable relief requiring Buyer to cause the Equity Financing to be funded under the Equity Commitment Letter in accordance with, and subject to the terms and conditions set forth therein, and to consummate the transactions contemplated hereby, including to effect the Closing, on the terms and subject to the conditions in this Agreement, solely and exclusively pursuant to this Section 11.13(b) only if: (i) all conditions in Section 6.1 and Section 6.2 have been satisfied and remain satisfied as of the date on which the Closing would otherwise be required to occur (other than those conditions that, by their nature, are to be satisfied at the Closing; provided that such conditions are capable of satisfaction as of such date and are satisfied on the date the Closing occurs), (ii) Buyer fails to complete the Closing by the date the Closing would otherwise be required to have occurred pursuant to Section 2.3(a), (iii) GB Ltd. has confirmed in an irrevocable writing delivered to Buyer that GB Ltd. and its Affiliates are ready, willing and able to close the transactions contemplated by this Agreement and that if specific performance is granted and the Debt Financing is funded, the Closing will occur and (iv) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing.

11.14    R&W Insurance. If Buyer or any of its Affiliates purchases any representation and warranty insurance policy in connection with this Agreement or the transactions contemplated hereby (the “R&W Policy”), Buyer agrees that the R&W Policy shall expressly provide that, other than with respect to Fraud, the insurers thereunder shall have no subrogation rights to pursue any Damages against GB Ltd., any other Asset Seller or any of their respective Affiliates. For the avoidance of doubt, Buyer shall bear all of the costs associated with obtaining the R&W Policy, including the premium, broker fee, underwriting fee, due diligence fee, carrier commissions, legal fees for counsel engaged by the underwriter and surplus lines taxes and fees.

11.15    Submission to Jurisdiction. Subject to the provisions of certain Exhibits hereto regarding the submission of actions and proceedings arising out of or relating to such Exhibits to courts of local jurisdictions, each Party (a) submits to the exclusive jurisdiction of the courts of the State of New York located in the Borough of Manhattan or, if that court does not have jurisdiction, a federal court sitting in the Southern District of New York, in any action or proceeding arising out of or relating to this Agreement (including any action or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against any Debt Financing Source Party in any way relating to this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating to the Debt Financing or the performance thereof), (b) agrees that all claims in respect of such action or proceeding may be heard and determined only in any such court, and (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each Party waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of the other Party with respect thereto. Either Party may make service on the other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 11.8. Nothing in this Section 11.15, however, shall affect the right of either Party to serve legal process in any other manner permitted by Law.

11.16    Construction. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “either” and “or” are not exclusive and “include,” “includes” and “including” are not limiting; (b) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) “date of this Agreement” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) the table of contents included herein is included for convenience only and shall not affect in any way the meaning or interpretation of this Agreement or any provision hereof; (f) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (g) references to a contract or agreement mean such contract or agreement as amended or otherwise supplemented or modified from time to time; (h) references to a person or entity are also to its permitted successors and assigns; (i) unless stated otherwise herein, references to an “Article,” “Section,” “Exhibit” or “Disclosure Schedule” refer to an Article or Section of, or an Exhibit or Disclosure Schedule to, this Agreement; (j) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States of America; (k) references to a federal, state, local or foreign statute or Law include any rules, regulations and delegated legislation issued thereunder; and (l) references to accounting terms used and not otherwise defined herein have the meaning assigned to them under U.S. GAAP. When reference is made in this Agreement to information that has been “made available” to Buyer, that shall include information that was (A) contained in GB Ltd.’s electronic data room no later than 5:00 PM New York time, on the Business Day prior to the date of this Agreement or (B) delivered to Buyer or its counsel, no later than 5:00 PM New York time, on the Business Day prior to the date of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party. No summary of this Agreement prepared by either Party shall affect the meaning or interpretation of this Agreement. If any date on which a Party is required to make a payment or a delivery pursuant to the terms hereof is not a Business Day, then such Party shall make such payment or delivery on the next succeeding Business Day. Time shall be of the essence in this Agreement.

11.17    Foreign Exchange Conversions. If any amount to be paid, transferred, allocated, indemnified, reimbursed or calculated pursuant to, or in accordance with, the terms of this Agreement or any Exhibit or Disclosure Schedule referred to herein or any Ancillary Agreement is originally stated or expressed in a currency other than United States Dollars, then, for the purpose of determining the amount to be so paid, transferred, allocated, indemnified, reimbursed or calculated, such amount shall be converted into United States Dollars at the exchange rate between those two currencies most recently quoted in The Wall Street Journal in New York as of the Business Day immediately prior to (or, if no such quote exists on such Business Day, on the closest Business Day prior to) the day on which the Party required to make such payment, transfer, indemnification, reimbursement or calculation first becomes obligated to do so hereunder; provided, however, that nothing in this Section 11.17 shall be deemed to require either Party to make any foreign currency conversion or other similar calculation that violates or conflicts with, or otherwise causes a Party to violate, applicable Law.

11.18    Waiver of Jury Trial. To the extent permitted by applicable Law, each Party hereby irrevocably waives all rights to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of either Party in the negotiation, administration, performance and enforcement of this Agreement. The Parties hereby further irrevocably waive any right to trial by jury in any action or proceeding brought by or on behalf of any Party against any Debt Financing Source Party in any matter whatsoever arising out of, in connection with or relating to this Agreement or the Debt Financing.

11.19    Conflicts; Privileges. It is acknowledged by each of the Parties that GB Ltd. has retained each of (i) Hodgson Russ LLP (“Hodgson Russ”) and (ii) Gleiss Lutz, Vivien & Associes and Walder Wyss Ltd. (collectively, “Other Counsel”) and that Hodgson Russ and such Other Counsel have not acted as counsel for any other person in connection with the transactions contemplated hereby and that no other Party or person has the status of a client of Hodgson Russ and such Other Counsel for conflict of interest or any other purposes as a result thereof. Buyer hereby agrees that, in the event that a dispute arises between Buyer or any of its Affiliates (including, after the Closing, the Acquired Companies) and GB Ltd. or any of its Affiliates (including, prior to the Closing, the Acquired Companies) in connection with this Agreement or the transactions contemplated hereby, each of Hodgson Russ and such Other Counsel may represent GB Ltd. or any such Affiliate in such dispute even though the interests of GB Ltd. or such Affiliate may be directly adverse to Buyer or any of its Affiliates (including, after the Closing, the Acquired Companies) and even though Hodgson Russ or such Other Counsel, as applicable, may have represented one or more of the Acquired Companies in a matter substantially related to such dispute, and Buyer and the Acquired Companies hereby waive, on behalf of themselves and each of their Affiliates, any conflict of interest in connection with such representation by Hodgson Russ or such Other Counsel, as applicable. Buyer further agrees that, as to all legal communications, whether written or electronic, among Hodgson Russ or such Other Counsel, on the one hand, and GB Ltd., the Acquired Companies and their respective subsidiaries, on the other hand, in each case, that relate in any way to the transactions contemplated by this Agreement and that predate the Closing, any attorney-client privilege with respect thereto, the expectation of client confidence and all other rights to any evidentiary privilege belong to GB Ltd. and may be controlled by GB Ltd. and shall not pass to or be claimed by Buyer or the Acquired Companies; provided that Buyer, the Acquired Companies and their Affiliates may assert any such attorney-client or other evidentiary privilege in any litigation not involving GB Ltd. or any of its Affiliates. GB Ltd. and Buyer further agree that Hodgson Russ and such Other Counsel and their respective partners and employees are third party beneficiaries of this Section 11.19.

11.20    Incorporation of Exhibits and Schedules. The Disclosure Schedule identified in this Agreement is incorporated herein by reference and made a part hereof.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

GREATBATCH LTD.

By:	/s/ Joseph W. Dziedzic
Name: Joseph W. Dziedzic
Title: President & Chief Executive Officer

INTEGER HOLDINGS CORPORATION (solely for purposes of being bound by Sections 10.1(f), Section 10.3 and Section 11.13)

By:	/s/ Joseph W. Dziedzic
Name: Joseph W. Dziedzic
Title: President & Chief Executive Officer

BANDERA ACQUISITION, LLC

By:	/s/ Anthony Gilarde
Name: Anthony Gilarde
Title: Chief Financial Officer